As filed with the Securities and Exchange Commission on March 14, 2011

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APACHE DESIGN SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	94-3385111
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2645 Zanker Road

San Jose, California 95134

(408) 457-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew T. Yang, Ph.D.

Chief Executive Officer

Apache Design Solutions, Inc.

2645 Zanker Road

San Jose, California 95134

(408) 457-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Warren T. Lazarow, Esq. Brian E. Covotta, Esq. Scott A. Graziano, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 Telephone: (650) 473-2600 Fax: (650) 473-2601	Robert P. Latta, Esq. Robert G. Day, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300 Fax: (650) 493-6811

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.0001 par value per share	$75,000,000	$8,707.50

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 14, 2011

Apache Design Solutions, Inc.

             Shares

Common Stock

This is the initial public offering of Apache Design Solutions, Inc. We are offering                    shares of our common stock. Selling stockholders are offering an additional                  shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $         and $         per share. We will apply to list our common stock on the Nasdaq Global Market under the symbol “APAD.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Apache Design Solutions, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters the right to purchase up to                    additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Needham & Company, LLC

Canaccord Genuity	ThinkEquity LLC	D.A. Davidson & Co.

The date of this prospectus is                     , 2011.

Advancing Low-Power Innovation

Software solutions enabling power-efficient,

high-performance, noise-immune electronic designs

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise noted or indicated by the context, the term “Apache” refers to Apache Design Solutions, Inc., and “we,” “us,” and “our” refer to Apache and its consolidated subsidiaries.

Our Company

Overview

We are a leading provider of innovative power analysis and optimization software solutions that enable the design of power-efficient, high-performance, noise-immune integrated circuits, or ICs, and electronic systems. Our solutions consist of a suite of software tools and methodologies that enable design engineers to reduce power consumption, ensure reliable delivery of power to ICs and electronic system components, and mitigate power-induced signal interference, or noise. We believe our solutions are critical to the design of our customers’ products and allow our customers to deliver power-efficient ICs and electronic systems that are resistant to the impact of noise, or noise-immune, at lower costs and with a faster time to market than with alternative solutions.

Our singular focus on power analysis and optimization enables us to address growing market demand for more power-efficient and noise-immune ICs and electronic systems. This demand is being driven primarily by the proliferation of high-performance mobile devices, miniaturization and wireless connectivity of these devices, and the rising costs of electricity for data centers.

Our solutions address the challenges posed by increasing design complexity, smaller geometries for ICs, and the integration of various components of an electronic system onto a single IC. The accuracy, efficiency, capacity, and comprehensiveness of our solutions provide design engineers with the confidence in their analyses to progress a design to the next phase in the process, which is known as sign-off. Highly accurate and reliable sign-off solutions are critical to engineers due to the costly and highly visible consequences of design flaws that can lead to product failures and recalls. We believe that our RedHawk platform is the sign-off solution of choice for the analysis of reliable delivery of power to ICs.

We generate substantially all of our revenue through the sale of time-based software licenses. Our customers include all of the top 20 semiconductor companies as measured by revenue in 2010 according to iSuppli, as well as leading electronic system companies serving a broad range of end markets. These customers include, among others, ARM Limited, Intel Corporation, Hynix Semiconductor Inc., LSI Corporation, MediaTek Inc., QUALCOMM Incorporated, Samsung Electronics Co., Ltd., Sony Corporation, STMicroelectronics N.V., Texas Instruments Incorporated, and Toshiba Corporation. All of our top 20 customers in each of 2008, 2009, and 2010 remain our customers today.

Our revenue was $25.7 million, $34.6 million, and $44.0 million in 2008, 2009, and 2010, respectively, and we were profitable in each of these years.

Our Industry

Several factors are driving the growing demand for more power-efficient and noise-immune ICs and electronic systems, including:

•

the proliferation of high-performance mobile and other electronic devices with increased functionality, which is requiring manufacturers to develop more power-efficient electronic components to extend battery life;

•

the trend towards smaller electronic systems, which constrains the size of batteries and cooling systems, requiring engineers to design ICs that consume less power while satisfying higher performance requirements;

•	the explosion in system-to-system wireless communication that is amplifying the amount of noise within and between ICs, causing systems to sometimes malfunction or fail; and

•

rising power consumption and electricity costs for information technology, or IT, infrastructure, such as data centers, compelling operators to seek more power-efficient products that consume less energy.

Meeting this growing demand for more power-efficient and noise-immune ICs and electronic systems poses significant challenges for design engineers. These engineers must create designs that meet increasingly stringent power specification limits, or power budgets, while reliably and consistently delivering power to all components of ICs and electronic systems. They must also create designs that mitigate adverse effects caused by power-induced noise to prevent failures or performance degradation.

To solve these challenges, design engineers use a collection of third-party products and internally developed tools. However, many of these tools only address power analysis for specific phases of the design flow, and lack the ability to share data between the various teams working on separate design phases. Further, many of these tools also lack the capability to efficiently simulate the interaction of an IC with its entire electronic system, which adversely affects the quality and accuracy of the analysis.

Our Solutions

We offer a suite of software tools and methodologies that provide innovative power analysis and optimization capabilities throughout various phases of the design process, from initial prototyping to full electronic system design completion. We have introduced several products that have been first to market in various aspects of power and noise analysis. We believe our solutions deliver the following benefits:

Accuracy

Our solutions analyze design models and provide results that are closely correlated to power and noise measurements of the manufactured ICs and electronic systems. We believe our solutions deliver predictable, consistent, and reliable analysis results that help our customers reduce costs and meet increasingly stringent power budget requirements.

Capacity

Our solutions can simultaneously analyze an entire IC and electronic system design to model the interactions inside an IC and between the various ICs in an electronic system. Our approach contrasts with the “divide-and-conquer” approach of other solutions, whereby a design is partitioned into sub-blocks and these sub-blocks are analyzed separately, which can result in overlooked design errors.

Efficiency

Our solutions deliver rapid analyses and increase engineering team productivity. We believe our solutions are able to complete analyses significantly faster than many alternative power analysis tools, if these alternative tools are able to complete the analyses at all.

Comprehensiveness

Our solutions enable power analyses at various phases of the design of ICs and electronic systems and allow the sharing of data across design process phases. As a result, our solutions reduce the likelihood of costly design errors and development delays that can be caused by the use of incompatible analysis tools and methodologies by engineering teams working on different components of an electronic system.

Our Strengths

Our core competitive strengths include:

Exclusive focus on power

We focus exclusively on providing solutions that enable high-performance, power-efficient, and noise-immune IC and electronic system designs. This focus has enabled us to develop what we believe are the most advanced, effective power analysis solutions available on the market.

Diverse and growing blue chip customer base

Our customers include all of the top 20 semiconductor companies as measured by revenue in 2010 according to iSuppli, as well as leading electronic system companies serving market segments such as mobile devices, high-performance computing and networking, consumer electronics, and automotive and medical electronics. All of our top 20 customers in each of 2008, 2009, and 2010 remain our customers today. We grew our customer base by over 118% in the last three years, from 53 customers at the beginning of 2008 to 116 customers at the end of 2010.

Critical solution for power sign-off

We believe that our flagship product, RedHawk, is the sign-off solution of choice for the analysis of reliable delivery of power to ICs. Sign-off solutions often enjoy significant competitive advantages, such as product longevity, structural barriers to entry, and substantial market share.

Comprehensive power analysis solutions

We provide engineers with a unified environment to address the challenges associated with power efficiency and noise immunity throughout various phases of the IC and electronic system design process. Additionally, by generating compact, user-friendly models, our solutions facilitate effective coordination among the multiple engineering teams that work on the design of ICs and complex electronic systems.

Power-focused global customer support team

Our customer support team consists of application engineers who typically have significant and relevant industry experience and are exclusively focused on helping our customers with their power-efficiency and noise-immunity design challenges.

Our Strategy

Our goal is to enhance our leadership position as a provider of software tools and methodologies that enable power-efficient, noise-immune IC and electronic system designs. Key components of our strategy include:

Extend our core technology leadership

We have established ourselves as a market and technology leader for power analysis in the design of ICs and electronic systems. We believe that our RedHawk product is the sign-off tool of choice for the analysis of reliable delivery of power to ICs. We plan to continue to invest in research and development to maintain and extend our technology leadership position.

Increase deployment of our products to existing customers

As the demand for lower power and higher performance electronic systems continues to rise, and as our customers continue to increase their focus on delivering power-efficient solutions, we plan to increase the number of licenses and products we sell to our existing customer base.

Broaden our customer base

We plan to continue to increase our market share among leading IC and electronic system companies. Our ability to acquire new customers is an important element of our growth strategy, and our sales organization expends a considerable portion of its efforts on expanding our customer base. We intend to leverage our brand, technology leadership, and customer support to add new customers.

Leverage existing partnerships with market leaders to penetrate their customers

We plan to leverage our relationships with leading semiconductor customers to expand our sales to their end customers and thus improve their ability to collaborate with their end customers to deliver more power-efficient and noise-immune ICs and electronic systems.

Expand our addressable market with new products and enter new markets

We plan to develop new products that target adjacent and related markets in which we can leverage our strong brand and our core underlying technologies in power analysis to deliver an even broader suite of software tools and methodologies. We may also extend our product offering through selective strategic acquisitions.

Risks Associated with Our Business

Our business, financial condition, results of operations, and prospects are subject to numerous risks. These risks include, among others, that:

•	we rely on a small number of customers for a significant portion of our revenue;

•	we depend on the continued financial strength of our customers;

•	we could lose customers to ongoing industry consolidation;

•	we rely on a small number of products for substantially all of our revenue;

•	our addressable market is limited because we rely exclusively on solutions addressing power-efficient and noise-immune design analysis and optimization;

•	we may fail to develop, commercialize or acquire new and enhanced products;

•	we must continue making significant investments in research and development efforts that may be unsuccessful;

•

the markets in which we operate are highly competitive and competitive pressures may prevent us from obtaining new customers and gaining market share, may require us to reduce our pricing or cause us to lose existing customers;

•	we rely on our senior management and other key employees, and may not be able to retain such personnel or attract new personnel;

•	our senior management does not have experience in managing a public reporting company; and

•

we have a small internal accounting and finance staff which does not have significant experience in complying with the reporting obligations of a public company, which could negatively impact the timely and accurate reporting of our financial results.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations, and prospects may be materially and adversely affected. In addition, there are additional risks related to an investment in our common stock.

You should carefully read “Risk Factors” beginning on page 10 for an explanation of the foregoing risks before investing in our common stock.

Our Corporate Information

We were incorporated in Delaware in 2001. Our principal executive offices are located at 2645 Zanker Road, San Jose, California 95134. The telephone number of our principal executive offices is (408) 457-2000, and our main corporate website is www.apache-da.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We have rights to a number of marks used in this prospectus that are important to our business, including, without limitation, Apache, Apache Design Solutions, RedHawk, Sentinel, PowerArtist, Totem, and PathFinder. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional shares of common stock to cover over-allotments.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full), after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, assuming the shares are offered at $ per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus. We will not receive any of the proceeds from shares sold by the selling stockholders.

We intend to use the net proceeds from our sale of shares of common stock in this offering for working capital and other general corporate purposes, which may include hiring additional personnel and investing in sales, marketing, and research and development. In addition, we may use a portion of the proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements with respect to any material acquisitions at this time.

Pending the use of the proceeds from this offering as described above, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

Dividends	We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund business development and growth, and we do not anticipate paying any cash dividends for the foreseeable future.

Proposed Nasdaq Global Market symbol	“APAD”

Unless otherwise noted, the number of shares of common stock to be outstanding after this offering used in this prospectus is based on 17,190,188 shares outstanding as of February 28, 2011, excluding:

•	2,210,483 shares of common stock subject to options outstanding as of February 28, 2011, at a weighted-average exercise price of $2.42 per share issued under our 2001 Stock Option/Stock Issuance Plan;

•

2,400,000 shares of common stock reserved for issuance pursuant to our 2011 Equity Incentive Plan, and 600,000 shares of common stock reserved for issuance pursuant to our 2011 Employee Stock Purchase Plan; and

•	shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the amendment of our amended and restated certificate of incorporation and amended and restated bylaws, and the conversion of all outstanding shares of preferred stock into shares of common stock, all of which are expected to occur immediately prior to or upon the closing of this offering, have occurred.

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial and other data for the years ended December 31, 2008, 2009, and 2010. The summary consolidated financial data for the years ended December 31, 2008, 2009, and 2010 were derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this summary consolidated financial data in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statements of Operations:
Revenue	$25,695	$34,601	$44,047
Cost of revenue	5,812	6,662	8,999

Gross profit	19,883	27,939	35,048

Operating expenses:
Sales and marketing	9,529	9,794	12,930
Research and development	7,797	8,588	11,516
General and administrative	2,903	3,573	4,926

Total operating expenses	20,229	21,955	29,372

Operating income (loss)	(346)	5,984	5,676
Other income (expense)	13	(93)	366

Income (loss) before income tax	(333)	5,891	6,042
Provision (benefit) for income tax	(3,507)	2,622	2,738

Net income	$3,174	$3,269	$3,304

Net income per share:
Basic	$0.29	$0.30	$0.30

Diluted	$0.18	$0.19	$0.19

Weighted average common shares outstanding:
Basic	10,882	10,930	11,016

Diluted	17,253	17,237	17,631

Other Consolidated Financial Data (Unaudited):
Non-GAAP net income (1)	$4,735	$4,971	$5,372

	As of December 31, 2010
	Actual	Pro Forma (2)	Pro Forma As Adjusted (3)
		(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,175	$26,175	$
Working capital	4,646	4,646
Total assets	52,711	52,711
Long-term debt obligations	—	—	—
Redeemable convertible preferred stock	5,996	—	—
Total stockholders’ equity	4,871	10,867

(1)	Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. We define non-GAAP net income as GAAP net income plus amortization of intangible assets and stock-based compensation expense, and giving effect to the tax impact of these adjustments to GAAP net income. For a reconciliation of GAAP net income to non-GAAP net income, as well as a discussion regarding the reasons for our presentation of non-GAAP net income, see note 1 to “Selected Consolidated Financial and Other Data.”

(2)	The unaudited pro forma data as of December 31, 2010 assumes the conversion of all of our outstanding shares of preferred stock into common stock.

(3)	The unaudited pro forma as adjusted data gives effect to the conversion referred to in note 2 above and to the sale of shares of common stock by us in this offering at an assumed initial offering price to the public of $ per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occur, our business, financial condition, and operating results could be materially and adversely affected. In that case, the market price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

We rely on a small number of customers for a significant portion of our revenue, and our revenue could decline if customers terminate their licenses, delay orders or fail to renew licenses, if we are unable to maintain or expand relationships with our major customers, or if we are unable to develop relationships with new customers.

A significant portion of our revenue and the strength of our business depends on sales to a small number of customers, and our customers often have significant bargaining power in negotiations with us. In 2008, 2009, and 2010, our largest customer, which was a different customer in each year, accounted for 8%, 12%, and 11%, respectively, of our revenue, and our ten largest customers accounted for more than 62%, 68%, and 59%, respectively, of our revenue. We expect that we will continue depending upon a relatively small number of customers for a substantial portion of our revenue for the foreseeable future. Substantially all of our licenses are time-based licenses with 12- to 36-month terms that automatically expire at the end of their term unless the customer renews the license with us by executing a new time-based license agreement. Most of our customer licenses may be terminated by a customer without penalty on 30 days’ notice. If our customers terminate their licenses, do not renew their licenses or renew their licenses with shorter terms or in smaller quantities, or we are unable to collect under these licenses, we may not generate additional revenue, our revenue may decline, and we may have reduced ability to forecast our revenue. We also rely on developing relationships with potential customers to increase our revenue. If we fail to maintain or expand our relationships with existing customers, or if we fail to develop relationships with new customers, our business, financial condition, and revenue would be materially and adversely affected.

A deterioration in the financial condition of any of our key customers or their end-user customers, or the perceived or actual financial deterioration of our business could adversely affect our business, financial condition, and operating results.

We currently depend on a small number of customers, and expect to continue to depend on a small number of customers for the foreseeable future, and any material deterioration in the business or financial condition of our customers or their end-user customers could have a material and adverse effect on our business, financial condition, and results of operations. Previously, some of our customers have gone out of business or become unable to pay for the licenses or services we have provided them or were to provide to them. Moreover, existing customers may seek to renegotiate pre-existing contractual commitments due to adverse changes in their own businesses or for other reasons. One or more of our customers going out of business or otherwise being unable to pay for the license or services we provide them could have a material adverse effect on our business, financial condition, and operating results. Conversely, if our customers believe that we are not financially sound, or if we suffer an actual deterioration in our financial condition, our customers may choose to stop doing business with us, which would materially adversely affect our business, financial condition, and operating results.

Consolidation among our customers could lead to a reduction in selling prices and license sales, and customer loss, which would harm our business, financial condition, operating margins, and operating results.

Our reliance on a small number of customers for a significant portion of our revenue, combined with our limited addressable market, makes us particularly vulnerable to the effects of customer consolidation. Consolidation in the industries in which our customers operate occurs frequently, and we believe it has been increasing in recent years. Customer consolidation could lead to the loss of customers and reduced license purchases, and a reduction in our addressable market. In addition, customer consolidation could increase our existing and potential customers’ bargaining power, requiring us to reduce the price of our products and offer more attractive sales terms. Ongoing consolidation could therefore harm our business, financial condition, operating margins, and operating results.

We generate our revenue from a limited number of products that focus exclusively on power-efficient and noise-immune solutions, and we are highly susceptible to changes in demand for our products and to any decline in the size of our addressable market.

We generate our revenue from a limited number of products that focus exclusively on power-efficient and noise-immune design solutions for integrated circuits, or ICs, and electronic systems. We expect these existing products to continue accounting for a large percentage of our revenue in the foreseeable future. We currently offer four platforms that focus exclusively on power-efficient and noise-immune solutions. Our flagship platform, RedHawk, accounted for a majority of our revenue in 2008, 2009 and 2010. Our dependence on RedHawk and our limited number of platforms make us highly susceptible to changes in demand for our solutions and also to changes in demand within our addressable market. Continued market acceptance of, and demand for, RedHawk in particular are critical to our future operating results. If our competitors introduce new products or offer aggressive pricing or terms on products that compete with our RedHawk platform or any of our other products, our revenue could decline materially and our business, financial condition, and operating results could be materially harmed. Any factors adversely affecting the overall demand for our products, including competition or technological change, could cause our revenue to decline materially and our business to suffer significantly.

We may fail to effectively develop and commercialize or acquire new and enhanced products, which would materially and adversely affect our business, financial condition, and operating results.

The markets in which our customers and their end-user customers compete tend to be rapidly developing, with constantly evolving technology trends. This results in frequent new product introductions, relatively short product life cycles, and significant price competition. Consequently, our ability to compete in these markets depends in part on our ability to maintain our technological advantage, anticipate technology development trends, and identify, develop, and commercialize or acquire new and enhanced products and technologies that customers demand in a timely and cost-effective manner. New products have contributed significantly to our revenue growth in the past, and may continue to do so in the future. We expect the markets in which we operate to continue evolving toward newer and more advanced products. We may not have the financial resources necessary to fund all required future innovations. Expanding into new technologies or extending our product lines into areas we have not previously addressed may be more costly or difficult than we presently anticipate. For example, our Sahara product, which extended into a new area, failed to gain market acceptance, and we decided to discontinue its sale. Also, any revenue that we receive from enhancements or new generations of our software products may be less than the costs that we incur to develop or acquire those technologies and products. Even if we successfully develop or acquire new and enhanced products, it may take an extended period of time for our new products to gain market acceptance, if at all. If we fail to develop or acquire and market new and enhanced products in a timely manner, or if new products do not meet performance features as marketed, our reputation, business, and results of operations could suffer. To effectively develop and commercialize new and enhanced products, we must, among other things:

•	accurately assess technology trends and our customer and their end-customer needs and meet market demands;

•

develop and deliver products that sufficiently address technical advances and the increasing complexity of our customers’ integrated circuits, or ICs, including as a result of smaller geometries in ICs and electronic systems;

•	optimize our development processes;

•	develop and deliver products in a timely and cost-effective manner;

•	develop products offering both a high level of integration into a comprehensive platform and a high level of individual product performance;

•	increase customer awareness and acceptance of our products;

•	price our products competitively;

•	effectively integrate customer feedback into our research and development planning; and

•	create and maintain interoperability with our competitors’ products.

Furthermore, our competitors may develop or acquire new products or technologies that have the potential to replace our existing or new product offerings. The introduction of these new or additional products by competitors may cause potential customers to defer purchases of our products or decide against purchasing our products, and may cause our existing customers to choose to terminate or not to renew licenses to use our products. If we fail to effectively develop and commercialize or acquire new or enhanced products, our business, financial condition, and operating results will be materially and adversely harmed.

Our research and development expenditures have increased in recent years, and we may be unable to develop new products or enhance existing products unless we continue making significant investments in research and development, which could negatively impact our business, financial condition, and operating results.

Developing our technology for current, enhanced, and new products and integrating acquired technology and products into existing platforms is expensive, and these investments often require a long time to generate returns. We make significant investments developing new products and enhancing our existing products, conducting product testing and quality assurance testing, improving our core technology, and strengthening our technological expertise in markets in which we operate. We believe that we must continue investing significant resources to our research and development efforts to maintain and improve our technological advantage and competitive position. Our research and development expenditures in 2008, 2009, and 2010 were $7.8 million, $8.6 million, and $11.5 million, respectively. If we decide to invest significantly greater resources than currently anticipated in research and development efforts, our operating expenses would increase. Our increased investments in research and development may not result in a corresponding increase in revenue. Conversely, if we decrease our research and development investments, this could result in corresponding or larger revenue decreases due to decreased product enhancement and development and eroding competitive position. Further, research and development expenses are likely to fluctuate over time, and these investments may be independent of our revenue, which could negatively affect our business, financial condition, and operating results.

The markets in which we operate are highly competitive, and these competitive pressures may prevent us from obtaining new customers and gaining market share, may require us to reduce our product and services pricing or cause us to lose existing customers, which could materially harm our business, financial condition, and operating results.

We currently compete with companies that hold dominant shares in the markets in which we operate, such as ANSYS, Inc., Cadence Design Systems, Inc., Magma Design Automation, Inc., Mentor Graphics Corporation, and Synopsys, Inc. Each of these companies has, among other things:

•	a longer operating history;

•	significantly greater financial, managerial, engineering, technical, sales, and marketing resources;

•	greater name recognition;

•	a stronger relationship with many of our top customers and our customers’ procurement decision-makers;

•	products that we must maintain interoperability with to successfully compete in our target markets; and

•	a larger installed customer base.

Our competitors’ and potential competitors’ advantages may allow them to, among other things:

•	adopt our business model and devote greater resources than we can to developing and promoting offerings similar to or better than our own;

•	incorporate key functionality of our products into their products, giving them the ability to provide similar functionality with a superior user experience;

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modify their products’ interfaces, output file formats or input file formats, resulting in our product development team devoting significant time and resources to maintaining interoperability with our competitors’ products;

•	engage in more extensive research and development;

•	offer more and a broader range of products and services;

•	bundle other products and services as part of their overall sales processes;

•	adopt more aggressive pricing policies;

•	undertake more far-reaching marketing campaigns;

•	offer services that achieve greater market acceptance than ours; and

•	make more attractive offers to our existing and potential employees, suppliers, customers, and strategic partners and acquisition targets.

Competition and corresponding pricing pressures among vendors or other factors could cause the overall market for products in the markets in which we operate to have low growth rates, remain relatively flat or even decrease in terms of overall dollars. If our competitors offer deep discounts on certain products in an effort to recapture or gain market segment share or to sell other products, we may then need to lower our prices or offer other favorable terms to compete. Any such changes would likely reduce our profit margins and could adversely affect our operating results. Any substantial changes to our prices and pricing policies could cause sales and software license revenue to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Further, some of our competitors offer or provide free or lifetime licenses. These practices could, over time, significantly constrain the prices that we can charge for our products and reduce our operating margins. If we cannot offset price reductions with a corresponding increase in sales or with lower spending, then the reduced license revenue resulting from lower prices could have an adverse effect on our operating results. In addition, there are generally low barriers to entry into the markets in which we operate, and a variety of privately held companies continue to emerge, developing and introducing new products that compete or may continue to compete with our products and services and offer better functions and speed. One or more of these companies are or could become significant competitors.

We compete principally on the basis of technology leadership, product quality and features (including ease-of-use), license terms, post-contract customer support, interoperability with our products and other vendors’ products, and price and payment terms. Many of our competitors also offer a more comprehensive product range, and, if our competitors introduce power analysis products that they bundle with their other products, and our customers consider these bundled power analysis products sufficient to satisfy their needs, our customers may choose to no longer purchase our product licenses. Similarly, if our customers seek to concentrate their software product purchases with a few large providers, we may be at a disadvantage. In addition, our competitors may introduce power analysis products and services that our customers consider superior to our own. In any such event, we would likely lose business, which would result in lost revenue and would harm our business, financial condition, and operating results. If we fail to successfully compete or fail to address new competitive forces, our business, financial condition, and operating results will be materially harmed.

We may be unable to retain or attract and train the necessary personnel for our business, particularly management, engineering, applications support, and technical sales and other key personnel, and any inability to do so could adversely affect our ability to compete, reduce our operating margins, and harm our business and operating results.

Competition in our industry for qualified senior management, engineering, applications support, and technical sales and other key personnel is intense, particularly in the Silicon Valley area where our headquarters are located, and in India, China, and Taiwan, where we have significant international operations. Our business and operating results depend in part on our ability to identify, hire, train, and retain qualified engineering personnel with experience in IC or electronic system design. Specifically, we need to continue attracting and retaining field application engineers to work with our direct sales force to qualify new sales opportunities technically and perform design work to demonstrate our products’ capabilities to customers during their evaluation process. We may lose engineers and other employees to our competitors and to companies outside the markets in which we operate that are larger, more established and well-financed, have greater name recognition, and/or can offer more attractive compensation packages.

Our software requires sophisticated sales efforts by experienced and knowledgeable personnel. Competition for these individuals is intense due to the limited number of persons with the necessary sales experience and technical understanding. Hiring customer service and support personnel in our industry is also very competitive due to the limited number of persons with the necessary technical skills. These talented support personnel also tend to form loyal relationships over time with our top tier customers. In addition, designing an effective incentive compensation structure for our sales and support personnel is critical to our future operating results. We have experimented, and continue to experiment, with different methods of sales and support personnel compensation. If our incentives are not well designed, we may lose the services of a significant number of our employees or key employees, be unable to hire additional employees of the same caliber, be unable to retain our customers, and be unable to increase our sales or implement or maintain our growth strategy. The high cost of training new employees, not fully utilizing these employees or losing trained employees to competing employers could harm product development, our sales and support efforts, and our ability to compete, and reduce our operating margins and harm our business and operating results.

We depend on our senior executives and other key personnel, and any failure to retain such personnel could harm our business and results of operations.

We depend on our senior executives and other key personnel who are critical to our business. The equity securities held by many of our senior executives and other key employees are substantially fully vested. As such, the equity-based compensation that is currently in place for our senior management and other key employees may not be sufficient to retain such personnel, and they may be able to obtain superior compensation arrangements from our competitors or other employers. In addition, our cash compensation, which is comprised of salary, bonus and, in some cases, commissions, may not be adequate to retain the services of our senior executives and other key employees. Our larger competitors and other companies may be able to offer more generous compensation packages to senior executives and other key employees, and therefore we risk losing key personnel to those competitors and other companies. We expect that our employee compensation expenses will increase significantly in the near term. However, these expenditures may fail to maintain or improve our employee retention rates and may not enhance our ability to attract qualified employees. If we lose the services of any of our senior executives or other key personnel, our management, product development processes, and sales efforts could be harmed. Attracting and integrating new personnel could be expensive and disrupt our ongoing operations.

We intend to issue stock options and restricted stock units and maintain an employee stock purchase plan as key components of our overall compensation and employee attraction and retention efforts. We may face pressure from stockholders, who must approve any increases in our equity compensation pool, to limit the use of equity-based compensation so as to minimize its dilutive effect on stockholders. In addition, we are required under GAAP to recognize compensation expense in our operating results for employee share-based equity compensation under our equity grants and our employee stock purchase plan, which may negatively impact our operating results and may increase the pressure to limit share-based compensation. These factors may make it more difficult or unlikely for us to continue granting attractive equity-based compensation packages to our employees, which could adversely impact our ability to attract and retain key employees. If we lose any senior executive or other key employee, our business and operating results could be materially and adversely affected.

Our senior executives do not have experience in managing a public reporting company, and we have a small internal accounting and finance staff with limited public reporting company experience, which could divert management’s attention from operating our business, could negatively impact timely and accurate reporting of financial results and could harm our business.

None of our current executive officers or other key employees has been involved in the management of a public reporting company. For example, none of our current executive officers has management experience with respect to Securities and Exchange Commission reporting obligations, compliance with Securities and Exchange Commission and Nasdaq Global Market rules and regulations, and experience in interacting with institutional investors or research analysts. In addition, we have a small internal accounting and finance staff with limited experience in public reporting. We also do not have any internal finance personnel located outside of our California headquarters. This lack of experience and personnel could divert management’s attention from operating our company and make it difficult for us to timely and accurately report our financial results, which could harm our business.

Our operating results have fluctuated from quarter-to-quarter and may continue doing so, which may cause our business and operating results to be materially and adversely affected and the market price of our common stock to decline or be volatile.

Our revenue, expenses, and operating results have fluctuated from quarter-to-quarter and may continue doing so. Reasons for the past and potential ongoing fluctuations include:

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the timing of new customer acquisitions, existing customer renewals, and the related timing of delivery of licenses to our customers, which impacts when we can begin to recognize revenue in accordance with our revenue recognition policies;

•	fluctuations in demand for our products, including as a result of economic downturns or cyclicality in our served markets, particularly in the semiconductor and electronics industries;

•	our dependence on a small number of customers for a large portion of our revenue;

•	customer consolidation, which could lead to customer loss;

•	changes in competitive and economic conditions generally or in our customers’ markets;

•	our lengthy and unpredictable sales cycle and the large size of some orders;

•	order cancellations and product rescheduling;

•	changes in product mix;

•	product development delays;

•	the introduction of new products, and whether such products are adopted by our customers;

•	foreign exchange risk as we incur substantial costs in foreign currencies while we recognize revenue principally in U.S. dollars;

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competitive factors, including actions by our competitors, such as discounting, free licensing, offering a flat rate for an unlimited number of licenses, lifetime licenses or product bundling, and entry of new competitors into our markets;

•	our ability to innovate, introduce, and support new products, services, and markets, or effectively integrate and support products and technologies that we acquire;

•	pricing volatility, particularly internationally;

•	costs associated with retention of employees, including salary, equity compensation, and bonuses;

•	costs associated with the expansion of our business, including capital expenditures and expenses related to the hiring of new employees;

•	costs associated with, and the outcomes of, any intellectual property or other litigation to which we may become a party; and

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the impact of taxes, particularly Accounting Standards Codification, or ASC, Topic ASC 740-10, Accounting for Uncertainty in Income Taxes, which requires us to establish reserves for uncertain tax positions and accrue potential tax penalties and interest.

Due to the factors noted above and other risks discussed in this section, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for one quarter as a future performance indicator. Quarterly variations in our operations could have a material and adverse effect on our business and operating results. These variations could make the market price of our common stock volatile, and the price of our common stock might fall below the initial public offering price or could fluctuate, perhaps significantly. In one or more future quarters, it is likely that our operating results will be below securities analyst or investor expectations. If this occurs, the market price of our common stock will likely decrease.

We may be unable to sustain our recent revenue growth or increase our operating income or net income, which could have a negative impact on our stock price.

We experienced significant growth from 2006 to 2010. Our revenue increased from $14.7 million in 2006 to $44.0 million in 2010. Our net income increased from $0.5 million to $3.3 million over that same period. However, we had a net loss of $1.2 million in 2007, our operating income decreased from $6.0 million in 2009 to $5.7 million in 2010, and our net income was relatively flat during the last three years, at $3.2 million in 2008 and $3.3 million in each of 2009 and 2010. In addition, in 2008, we had an operating loss prior to recognizing certain tax benefits, which recognition resulted in our achieving net income for the year. We may be unable to sustain our recent revenue growth or increase or maintain our operating income or net income unless we develop and sell licenses for new and enhanced products, increase our revenue with existing customers, develop new customers, and undertake acquisitions. We also need to manage our operating expenses. Even if we do these things, they may be insufficient to allow us to maintain our historical revenue growth rates or operating income or net income, and our revenue, operating income, and net income could decline or our net income could become a net loss, which could have a negative impact on our stock price.

Continued consolidation among our competitors and potential competitors may harm our business, financial condition, operating margins, and operating results.

The markets in which we operate have been subject to increased consolidation in recent years. We expect this trend will continue as our competitors and potential competitors attempt to increase or maintain market share by complementing or expanding product offerings, or as companies are acquired or are unable to continue operations. Ongoing consolidation would result in stronger competition from companies that are better able than us to compete as single source vendors and could lead to increased price pressure. Stronger competition for customers would make it difficult to attract new customers and retain existing customers, and could lead to losses of customers.

Lack of growth in new IC design starts and other potential long-term trends may continue to adversely affect the markets in which we operate, including demand for our products and services harming our business, financial condition, and operating results.

The increasing complexities of ICs and systems-on-a-chip and customer concerns about managing costs and risks have produced long-term negative trends, including:

•	the number of IC design starts has declined and may continue to decline, which may reduce demand for our products;

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increased globalization and the recent global economic downturn, which have made cost controls among our customers more permanent and aggressive and have adversely impacted our customers’ software tools spending; and

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the cost and complexity of IC design, which may be leading some companies to limit their design activity or to focus only on discrete phases of the design process while outsourcing other design aspects to companies using our competitors’ products.

These trends, if sustained, could continue adversely affecting the markets in which we operate, including demand for our products and services, which in turn would materially harm our business, financial condition, and operating results.

If the industries into which we and our customers sell our products experience a downturn or other cyclical effects affecting our customers’ budgets, our revenue would likely grow more slowly than anticipated or decline.

New IC design projects drive demand for our products. The demand from semiconductor and electronic systems companies is uncertain and difficult to predict. A downturn, such as the recent downturn in the semiconductor, systems, and other industries, a reduction in design starts, a slowdown in the pace of IC innovation, a reduction in our customers’ budgets or customer or competitor consolidation would cause a decrease in revenue growth or revenue, and would harm our business, financial condition, and operating results. Growth in the IC design software industry typically lags the semiconductor industry. Our revenue may be adversely impacted if the expected recovery is muted for the semiconductor industry or in general.

The primary customers for our products are companies in the mobile devices, high-performance computing and networking, consumer electronics, and automotive and medical electronics industries. A downturn in our customers’ markets or in general economic conditions that results in the cutback of research and development budgets or the delay of software purchases would likely result in lower demand for our products and services and could harm our business, financial condition, and operating results. If the global economy weakens or the economies in the countries into which we sell licenses to our products decline, existing customers may decrease their purchases of our products or delay their implementation of our software products, and prospective customers may decide not to adopt our products, any of which could negatively impact our business, financial condition, and operating results.

Structural barriers and our customers’ internal capabilities make gaining market share difficult, and our failure to establish or maintain a leadership position in the markets in which we compete would harm our business, financial condition, and operating results.

The markets in which we operate are characterized by companies with very strong leadership positions in specific market segments. For example, one company may have a large percentage of sales in the physical verification segment of the market while another may have a similarly strong position in the mixed-signal simulation market. Gaining market share in the markets in which we operate is difficult because it often takes years for a customer to move from a competitor. The products our competitors offer are generally difficult to master. This difficulty often results in customers being disinclined to make changes once their employees, as well as others in the industry, have developed familiarity with a particular product. Many of our competitors, such as ANSYS, Inc., Cadence Design Systems, Inc., Magma Design Automation, Inc., Mentor Graphics Corporation, and Synopsys, Inc., have established relationships with our current and potential customers and can devote substantial resources aimed at preventing us from establishing or enhancing our customer relationships. Many of our competitors currently sell products that our customers and potential customers have broadly adopted, providing them a substantial advantage when they sell products that perform functions substantially similar to some of our products. These structural barriers may prevent us from obtaining new customers and gaining market share, may require us to reduce product pricing and cause us to lose existing customers, which could harm our business and operating results. To execute our business strategy, we must maintain and increase our leadership position in power analysis for ICs and electronic systems, continue our efforts to increase global sales, and seek to expand areas of market leadership. If we fail to do so in a timely manner or at all, we may be unable to gain market share and our business, financial condition, and operating results would suffer.

We also compete with the internal IC design automation development groups of our existing and potential customers. Therefore, these customers may not require, or may be reluctant to purchase, products offered by independent vendors such as us.

We currently sell licenses to products that focus exclusively on power-efficiency and noise-immunity, and therefore the size of our addressable market is limited.

Our current solutions consist exclusively of a suite of software tools and methodologies that enable IC and electronic systems design engineers to manage and reduce power consumption, deliver reliable and consistent power to circuit and system components, and help mitigate power-induced noise. As such, our addressable market is limited by the scope of our products and methodologies. In order to sustain our revenue or increase our revenue, we may need to enter new markets in which we have limited or no prior experience. If we are unable to develop new products or extend the use of our current products into new markets, this could adversely affect our business, revenue, and results of operations.

Technological innovations could significantly reduce or eliminate demand for our products, which would have a material adverse effect on our business, financial condition, and operating results.

IC and package foundries are continuously developing new technologies and new fabrication processes. Technological innovations could reduce or eliminate our customers’ need for our products. For example, the development of very low-power designs or very low-noise power delivery networks within the IC could significantly reduce or eliminate demand for our products, which would have a material adverse effect on our business, financial condition, and operating results.

If other software companies, including competitors, do not cooperate in working with us to interface our products with their design flows, or IC and electronic system designers and manufacturers do not integrate our software into existing design flows, demand for our products may decrease and our business, financial condition, and operating results will suffer.

To implement our business strategy, we must provide products that interface with other companies’ software. Our competitors may not support efforts by us or by our customers to integrate our products into their existing design flows. For example, some of our competitors have in the past refused, and may in the future refuse, to design their products to allow interoperability with our products. We must develop cooperative relationships with our competitors so that they will work with us to integrate our software into customers’ design flows. Currently, our software is designed to interface with certain of the existing software of ANSYS, Inc., Cadence Design Systems, Inc., Magma Design Automation, Inc., Synopsys, Inc., and others. In the event that our competitors refuse to design their products to allow interoperability with our products, we may need to redesign our products to allow our customers to successfully operate our solutions in a manner that is compatible with the solutions of our competitors. Such redesigns could be costly to us, may be rejected by our customers, and may subject us to the risk that our competitors could seek to invalidate our efforts to achieve interoperability with their products through litigation or other means. Further, if we are unable to persuade customers to adopt our software products for power analysis instead of those of competitors (including competitors offering a broader set of products), or if we are unable to persuade other software companies to work with us to interface our software to meet the demands of IC designers and manufacturers, demand for our products may decrease and our business, financial condition, and operating results will suffer.

Our operating results may be harmed if our customers do not adopt, or are slow to adopt, smaller geometries for the design of ICs and electronic systems.

Our customers are currently working on a range of design geometries, including 90-nanometer, 65-nanometer, 45-nanometer, and 22-nanometer designs. We continue to work toward developing and enhancing our product lines in anticipation of increased customer demand for smaller design geometries. Customers may fail to adopt, or may face technical difficulties in adopting, these geometries on a large scale and we may be unable to persuade our customers to purchase our products. Accordingly, any revenue we receive from enhancements to our products, new products or acquired products and technologies may be less than their development or acquisition costs. If customers fail to adopt or delay the adoption of smaller design geometries on a large scale, our business, financial condition, and operating results may be harmed. In addition, if customers are not able to generate profits as they adopt smaller geometries, future demand for our products may be adversely affected, and our business, financial condition, and operating results may be harmed.

Our lengthy and unpredictable sales cycle requires us to incur substantial efforts and expense that may not result in revenue and could harm our operating results and our stock price.

Potential customers for our software products typically commit significant resources to evaluate available software. Our sales cycle typically ranges between three and nine months but can be longer. The complexity of our products requires us to spend substantial time and effort to assist potential customers in evaluating our software and in benchmarking our products against those of our competitors. As our products’ complexity increases, we expect our sales cycle to lengthen. In addition, potential customers may be limited in their current spending by existing time-based licenses with their legacy vendors. In these cases, customers typically delay a significant new commitment to our software until the existing license term expires. It is common in some markets in which we operate for customers to own perpetual licenses of our competitors’ products. These customers pay a proportionally small annual fee or no fee for continued license support and maintenance, making it difficult for us to displace these perpetual or free licenses. Also, because our products require our customers to invest significant time and incur significant costs, we must target those individuals within our customers’ organizations who are able to make these decisions on behalf of their companies. These individuals tend to be senior management in an organization, typically at the vice president level. We have faced and continue facing difficulty identifying and establishing contact with such individuals. Even after those individuals decide to purchase our products, the negotiation and documentation processes have been and are likely to continue being lengthy and can lead the decision-maker to reconsider the purchase. Consequently, we may continue to incur substantial expense and devote significant management time and effort to develop potential relationships that do not result in agreements or revenue and that may also prevent us from pursuing other opportunities. Any failure to achieve revenue after expending substantial efforts and expense could harm our operating results and stock price.

We may be unable to effectively manage our recent and anticipated growth, which has and will continue to place significant strain on our management personnel, systems, and resources and could materially harm our business, financial condition, and operating results.

Our revenue increased from $14.7 million in 2006 to $44.0 million in 2010, and our headcount has increased from 92 at the end of 2006 to 257 at the end of 2010. We have also completed two acquisitions since the beginning of 2007 and currently have operations and employees in ten countries. Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, and financial infrastructure. In addition, the lease for our corporate headquarters expires in October 2011 and we may be required to seek another location, which could disrupt our operations, including the development of our systems, procedures, and controls over financial reporting, and increase our operating expenses. Among the numerous challenges we continue to face are:

•	implementing, adapting, and modifying our business model and strategy;

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developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications, and other internal systems, procedures, disclosure controls, and controls over financial reporting;

•	managing a larger number of employees and customers in a greater number of industries and locations;

•	implementing and maintaining effective oversight of personnel and offices;

•	attracting, training, developing, and retaining sufficient skilled technical, sales, and management personnel;

•	continuing to sell our products and provide high quality services to our customers; and

•	integrating new personnel and expanded operations while preserving our culture and values.

Moreover, as we introduce new products and enter new markets, we may face new market, technological, and operational risks and challenges with which we are unfamiliar, and it will require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these challenges and potential problems associated with our growth, our business, financial condition, and operating results could be materially harmed.

Forecasting our tax rates is complex and subject to uncertainty, and changes in our tax provisions or additional income tax liability exposure could negatively affect our business, financial condition, and operating results.

Our management must make significant assumptions, judgments, and estimates to determine our current provision for income taxes, deferred tax assets and liabilities, and any valuation allowance that may be recorded against our deferred tax assets. These assumptions, judgments, and estimates are difficult to make due to their complexity, and the relevant tax law is often changing. Our future effective tax rates could be adversely affected by several factors, including the following:

•	non-tax deductible expense increases, including stock-based compensation and acquisition costs in connection with a business combination;

•	changes in the valuation of our deferred tax assets and liabilities;

•	changes in our mix of pre-tax profits and losses in jurisdictions with differing statutory tax rates;

•	additional tax assessments resulting from federal, state or foreign tax examinations;

•	changes in tax laws or interpretations of such tax laws, especially tax laws related to foreign operations and imposition of withholding taxes and the lapse of availability of tax credits; or

•	ownership changes that may limit certain asset realizations.

We are subject to taxes in the United States and numerous foreign jurisdictions. The amounts we record in intercompany transactions for services, licenses, funding, and other items affects our tax liabilities. Tax authorities may disagree with our intercompany charges or other matters and seek to assess additional taxes.

In addition, our operations are subject to income and transaction taxes in the United States and in numerous foreign jurisdictions. Changes to tax laws in the jurisdictions in which we do business, such as an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in our tax expense. Currently, a substantial portion of our revenue is generated from customers located outside the United States, and a significant number of our employees, are located outside the United States. United States income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain non-United States subsidiaries to the extent such earnings are considered to be indefinitely reinvested in the operations of those subsidiaries. The President of the United States and the U.S. Treasury Department have proposed changing certain U.S. tax rules for U.S. corporations doing business outside the United States, and these U.S. tax law changes could increase our future U.S. income tax liability.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service and state, local, and foreign taxing authorities. We exercise judgment in determining our worldwide provision for income and other taxes and, in the ordinary course of our business, there may be transactions and calculations where the ultimate tax determination is uncertain. For example, we accrue withholding tax liability in foreign jurisdictions based on our best estimates, which may be insufficient compared to any withholding tax determinations made by tax authorities in those jurisdictions and could result in significant tax expense. Examinations of our tax returns could result in significant proposed adjustments. An assessment of additional taxes could adversely affect our tax provision and net income in the period or periods for which that determination is made.

Unanticipated changes in our tax provisions or additional tax liability exposure could negatively affect our business, financial condition, and operating results.

Our limited operating history and the rapidly evolving nature of the markets in which we operate may make it difficult for you to evaluate our business.

We were incorporated in 2001, and since that time have been developing products to meet the rapidly evolving demands of customers in the markets in which we operate. We shipped our initial product, RedHawk, in 2002, released two other platforms, Sentinel and Totem, in 2007 and 2009, respectively, acquired PowerArtist in 2009, and introduced our newest product, PathFinder, in 2010. This limited operating history makes financial forecasting and evaluation of our business difficult. Furthermore, because we depend in part on our development, and industry acceptance, of our products, it is difficult to evaluate trends that may affect our business. We have limited historic financial data, and we operate in a rapidly evolving market, and, as such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

We have high customer engagement and support costs, and our gross margins may decrease if we incur higher than expected customer support services costs or if we reduce prices.

The complexity of our products requires us to incur high field application engineering support costs to engage new customers and assist them in evaluating our products and to support our existing customers. If we fail to manage our customer engagement and support costs, our operating results could suffer. In addition, our gross margins may decrease if we are unable to manage support costs associated with the license revenue we generate or if we reduce prices.

We have a limited ability to quickly and significantly reduce our operating costs, making us particularly vulnerable to the cyclical nature of the semiconductor industry and other industries we or our customers serve, and economic deterioration generally.

We operate with a relatively small headcount, and a significant portion of our operating costs are fixed and significant, which makes it difficult for us to quickly and significantly reduce our costs. We are therefore highly vulnerable if the semiconductor or other industries we or our customers serve or economic conditions generally deteriorate, which would have a material adverse effect on our business, financial condition, and operating results.

We make many operational and strategic decisions based upon revenue forecasts. Our longer-term forecasts are subject to significant estimation and are impacted by many external factors, including global economic conditions and our customers’ demands. A variation in actual revenue from that forecasted could cause us to plan or to budget incorrectly and, therefore, could adversely affect our business, financial condition, and operating results. Current global economic conditions may increase the likelihood or the magnitude of variations between actual revenue and our forecasts. Our failure to properly plan for shifts in customer demand and changes in economic conditions could adversely affect our business, financial condition, and operating results.

We will incur significant costs as a result of being a public company and complying with Nasdaq Global Market listing and other requirements, and our failure to comply with Nasdaq Global Market listing requirements would subject us to delisting.

As a public company, we will incur significant legal, accounting, and other expenses. In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the Securities and

Exchange Commission, the Nasdaq Global Market, and Dodd-Frank, require public company corporate governance practices that will substantially increase our legal and financial compliance costs. We have recently added internal resources and have utilized additional outside legal, accounting, and advisory services, which have increased and will continue increasing our operating expenses. In particular, we will incur administrative and information technology, or IT, expenses relating to compliance with Section 404 of Sarbanes-Oxley, which requires that we implement and maintain an effective system of internal control over financial reporting and annual certification of our compliance by our independent registered public accounting firm. If we do not comply with these requirements, we could be delisted.

We will incur significant costs as we upgrade our internal resources and systems in connection with becoming a public company, which could impact our compliance efforts and obligations and materially and adversely impact our business, financial condition, and operating results.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. Prior to this offering, we have been a private company with limited personnel and other resources with which to address our internal control over financial reporting and procedures. For example, we currently maintain our accounts using a combination of QuickBooks, other off-the-shelf software, and manual entry. We must therefore significantly upgrade our finance and accounting systems which could significantly increase our operating expenses and impact our ability or prevent us from timely reporting our operating results, timely filing required reports with the Securities and Exchange Commission, and complying with Section 404 of Sarbanes-Oxley. This upgrade may be complicated by the potential relocation of our corporate headquarters, and the broad geographical reach of our operations. We must attract, train, and retain additional internal finance staff which will increase our operating costs. These additional costs and burdens could materially and adversely impact our business, financial condition, and operating results.

An inability to establish and maintain effective internal control over financial reporting and related systems and procedures could adversely affect the market price of our common stock, cause us to delay filing our public reports, and lead to delisting by the Nasdaq Global Market.

Pursuant to Section 404 of Sarbanes-Oxley, we will be required to report on, and our independent registered public accounting firm will be required to attest to, the effectiveness of our internal control over financial reporting. Following the completion of this offering, we expect that we will need to conduct an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In addition, our independent registered public accounting firm must deliver an attestation report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to the effectiveness of our internal control over financial reporting or may issue an adverse opinion.

During our 2007 audit, our limited resources in our accounting and finance department were identified as a material weakness. During our 2008 and 2009 audits, our lack of adequate resources to address certain financial reporting issues and accounting for certain complex transactions was identified as a significant deficiency. We may identify control deficiencies or weaknesses as a result of the assessment process we will undertake to comply with Section 404 of Sarbanes-Oxley. We may be unable to remediate control deficiencies or weaknesses identified in time to meet the deadline imposed by Section 404 of Sarbanes-Oxley.

Effective internal control over financial reporting and related systems and procedures are necessary for us to provide timely and reliable financial reports. Establishing and maintaining effective internal control over financial reporting and related systems and procedures will continue to strain our management and may inhibit their ability to adequately focus on our day-to-day operations. Failure to do so could lead to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the market price of our common stock. A failure to comply with Section 404 of Sarbanes-Oxley could also cause us to delay filing our public reports, potentially resulting in delisting by the Nasdaq Global Market.

Our disclosure controls and procedures and our internal control over financial reporting may fail to adequately allow us to report information accurately to investors or to detect and prevent errors or fraud, and any failure of such control and procedures could damage investor confidence in us, cause the market price of our common stock to decline, and materially and adversely impact our business, financial condition, and operating results.

We cannot assure you that our disclosure controls and procedures, or our internal control over financial reporting, will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of meeting control system objectives. The design of a control system must also reflect applicable resource constraints, and we must consider the control system benefits relative to their costs. As a result of these inherent limitations, no evaluation of controls can provide absolute assurance that we have identified or will identify or prevent all control issues and instances of errors or fraud, if any, within our company. The failure of our control systems to allow us to accurately report information or detect or prevent error or fraud could damage investor confidence in us, cause the market price of our common stock to decline, and materially adversely impact our business, financial condition, and operating results.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our ability to compete depends in part upon the protection for our software and other technology. Our intellectual property portfolio includes 32 issued U.S. patents, one issued non-U.S. patent, two pending U.S. patent applications, and one pending non-U.S. patent application. We believe that these numbers are relatively small in comparison to many of our competitors. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Given the costs, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations; however, such patent protection could later prove to be important to our business.

Further, patents afford only limited protection for our technology. Our patent applications may not issue as granted patents, and the scope of patent protection gained may be insufficient, and issued patents may be deemed invalid or unenforceable. Competitors may design around our present or future issued patents or may develop competing non-infringing technologies. We also cannot assure you that any of our present or future patents will not lapse or be invalidated, challenged or abandoned, or that any of our pending or future patents will have the coverage originally sought. In addition, our patent rights may not be enforced in jurisdictions where legal protection may be weak. We may also be unable to assert our patents against potential competitors or to settle current or future disputes because of our relationships with third parties. For business reasons, we may also agree not to assert our patents against certain customers and other third parties. For example, we have agreed not to assert our patents against one of our largest customers.

In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention because one or more third parties may have dominant patent rights covering certain aspects of the invention. Patent applications in the U.S. are typically not published until 18 months after filing, or in some cases not at all until issuance, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications or otherwise used in our products, that we were the first to file for protection in our patent applications or that third parties do not have blocking patents that could be used to prevent us from making, marketing, selling or otherwise practicing our patented products or technology. Moreover, rights that may be granted under any patent application that may be issued in the future may not provide competitive advantages to us because of limitations to the scope of our patent claims or the rate of improvements or developments made to the technology since patent protection was initially sought by us. Further, patent protection in foreign jurisdictions where we may need this protection may be limited or unavailable.

We believe the patent portfolios of many of our competitors are significantly larger than ours, and this may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses.

We might be required to spend significant resources to monitor for potential infringement of our patents by our competitors and others. We may initiate claims or litigation against third parties for infringement of our patents to establish the validity of our patents, or to determine the validity or scope of the patents of third parties. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, and financial condition.

In addition to patents, we rely on trademark, copyright, and trade secret laws and contractual rights to protect our intellectual property, and the failure to sufficiently protect our intellectual property could harm our ability to compete and grow our business.

In addition to patents, we continue to rely on a combination of trademark, copyright, and trade secret laws and contractual rights, such as confidentiality agreements and licenses, to establish and protect our intellectual property rights. We seek or may seek to protect our proprietary algorithms and source code for our software, documentation, and other written materials primarily under trade secret and copyright laws. We license our software pursuant to agreements that impose limitations and restrictions on the licensees’ ability to utilize the software. We also seek to avoid disclosure of certain of our trade secrets and other confidential information by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently develop trade secrets and confidential information that are equivalent to our trade secrets and confidential information, and in these cases we may not be able to assert the relevant trade secret rights against those parties. Our intellectual property rights may be inadequate for numerous reasons, including:

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laws and contractual restrictions in the U.S. and internationally may not prevent misappropriation, or unauthorized use or disclosure of our technologies or deter others from developing technologies similar to our own;

•	competitors may independently develop similar technologies and software;

•	federal U.S. trademark protection may be unavailable to us for some of our marks, should we choose to seek such protection for our marks;

•	our trademarks may not be protected, able to be registered, or otherwise able to be protected in some foreign jurisdictions, should we choose to seek such protection; and

•

policing infringement and misappropriation of our intellectual property and intellectual property rights is difficult, expensive, and time consuming, and we may be unable to determine the extent of any unauthorized use.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights, and failure to obtain or maintain trade secret and other intellectual property protection could adversely affect our ability to compete and grow our business.

In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our employees, consultants, and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors being able to obtain our trade secrets or to independently develop unpatented technology similar to ours or competing technologies, could harm our business, financial condition, and operating results.

Our use of open source software could negatively impact the value of our proprietary software and our ability to sell our products.

The products, services or technologies we acquire, license, provide or develop may incorporate or use open source software. The use of certain open source software may be subject to license terms requiring us to grant reciprocal licenses, disclose or distribute our proprietary software in source code form, license our proprietary software for the purpose of making modifications and derivative works or make our proprietary software available at no or minimal charge. While we monitor our use of open source software in an effort to avoid the imposition of these consequences, there are very few or no legal precedents for interpreting the terms of some of these open source licenses, and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. If portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, and may otherwise be subject to unanticipated obligations regarding our products that incorporate open source software. Each of these could reduce or eliminate the value of our technologies and software and materially and adversely affect our business, financial condition, and operating results. In addition, disclosing the content of our source code could limit the intellectual property protection we can obtain or maintain for that source code or the products containing that source code and could facilitate intellectual property infringement claims against us.

Some of our products incorporate technology we license from third parties, and if we do not maintain these licenses, if a licensor terminates our license to use its technology, or if a licensor has difficulties keeping up with technological changes or stops supporting our products, our ability to develop and license our products could be materially delayed, reduced or prevented.

Some of our products incorporate technology that we license from third parties. This exposes us to risks over which we may have little or no control. For example, if we fail to maintain these licenses, the licensor terminates our license to use its technology, or a licensor has difficulties keeping up with technological changes or stops supporting its products, our ability to develop and sell licenses to our products could be materially delayed, reduced or prevented, as we seek to develop or acquire rights to alternative technologies, if they exist. Any of these events could harm our business, financial conditions, and operating results.

We may face intellectual property infringement claims or other litigation, which can be costly to defend, can take the time of our management and employees away from day-to-day operations and could result in our losing important rights and paying significant damages.

Participants in the markets in which we operate have been highly litigious with other competitors in these markets. Many of our competitors have litigated with other competitors over intellectual property infringement or misappropriation claims. This litigation is typically very expensive to defend and time consuming, often taking several years to resolve. Parties may assert intellectual property infringement claims against us or our customers. While we have not received formal written notice of our infringement of the rights of any third party, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, nor that we have not done so in the past. Questions of infringement in the semiconductor and software fields involve highly technical analyses. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any litigation. In addition, we may have acquired or may acquire software products and other technology through acquisitions, and we could be subject to claims that the acquired software products and other technology infringe third-party intellectual property rights. We also license technology, including software, from third parties and could be subject to claims that the licensed technology infringes the rights of others. We could also be threatened with or face commercial litigation unrelated to intellectual property infringement claims such as labor litigation and contract claims, and we may acquire companies that could be threatened with or are actively engaged in similar litigation.

Our products may be found to infringe third-party intellectual property rights, including third-party patents. In addition, most of our contracts contain provisions in which we agree to indemnify our customers and distributors against third-party intellectual property infringement claims that are brought against them based on their use or distribution of our products. Also, we may be unaware of filed patent applications that relate to our software products or other technology that we use. We believe that the patent portfolios of our competitors generally are larger than ours. This disparity between our patent portfolio and the patent portfolios of our competitors may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. Additionally, patent litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

The outcome of intellectual property litigation and other types of litigation could result in our loss of critical intellectual property rights and unexpected operating costs and substantial monetary damages. Intellectual property litigation and other types of litigation are expensive and time-consuming and could divert our management’s attention from our business. If there is a successful claim against us for infringement, we may be ordered to pay substantial monetary damages, including punitive damages, be prevented from distributing all or some of our products and be required to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license any required intellectual property rights on a timely basis could harm our business, financial condition, and operating results.

We expect that acquisitions will continue to be an important part of our strategy. If we are unable to effectively complete and integrate acquisitions, this could materially and adversely affect our business, financial condition, and results of operations.

A significant part of our growth strategy is to continue to pursue acquisitions. We have made four acquisitions to date, two of which involved technology and personnel acquisitions but not product acquisitions, and two of which involved product, technology, customer, and personnel acquisitions. The environment for acquisitions in the markets in which we operate is very competitive, acquisition candidate purchase prices will likely exceed what we would prefer to pay, but may choose to pay in order to make an acquisition. Achieving the anticipated benefits of past and possible future acquisitions will depend in part upon whether we can integrate acquired operations, products, and technology in a timely and cost-effective manner. The acquisition and integration process is complex, expensive, and time consuming, and may cause an interruption of, or loss of momentum in, product development and sales activities and operations of both companies. In addition, if we use earnout arrangements to consummate an acquisition, pursuant to which we agree to pay additional amounts of contingent consideration based on the achievement of certain revenue, bookings or product development or other milestones, our integration efforts can become more complicated. We may not find suitable acquisition candidates, and acquisitions we complete may be unsuccessful. We may not consummate any particular transaction, but may nonetheless incur significant management time and effort and acquisition-related costs, as has occurred with two relatively recent unsuccessful acquisition attempts. If we consummate a transaction, we may be unable to integrate and manage acquired products and businesses effectively. Assimilating previously acquired companies or companies we may seek to acquire, involves numerous risks, including but not limited to:

•	adverse effects on existing customer relationships, such as order cancellations or key customer losses;

•	adverse effects on existing licensor or supplier relationships, such as license terminations;

•	difficulties in integrating or retaining acquired company key employees;

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potential downward pressure on operating margins due to lower operating margins of acquired businesses, increased headcount costs, and other expenses associated with adding and supporting new products;

•	difficulties in integrating acquired company operations, such as IT resources, manufacturing processes, and financial and operational data;

•	difficulties in integrating acquired company technologies into our products;

•	difficulties managing different revenue models;

•	diversion of our management’s attention from day-to-day business when evaluating and negotiating these transactions and integrating an acquired business;

•	potential incompatibility of business cultures;

•	difficulties managing different business models;

•	post-acquisition discovery of previously unknown liabilities assumed with the acquired business;

•	marketplace confusion regarding acquired products that may be competitive with our existing products;

•	the failure to understand and compete in markets where we have limited experience;

•	unanticipated litigation in connection with or as a result of an acquisition;

•	the potentially negative impact on our earnings per share;

•	the risk that earnouts based on revenue will prove difficult to administer due to accounting complexities;

•	the risk that actions incentivized by earnout provisions will ultimately not to be in our best interests if our interests change;

•	potential dilution to existing stockholders if we issue equity securities to finance acquisitions and potential increased debt either assumed in the acquisition or used to finance the acquisition; and

•	additional expenses associated with the amortization of intangible assets and its impact on our operating results.

If we are unable to effectively execute acquisitions, our business, financial condition, and operating results could be adversely affected.

We rely on our international operations for a significant portion of our revenue and revenue growth, and international operations and expansion involve numerous risks that could adversely impact our business, financial condition, and operating results.

In 2008, 2009, and 2010, we generated 40%, 40%, and 43%, respectively, of our revenue from sales outside the United States, based on the regions to which we shipped our products, and we anticipate that international operations will account for a significant portion of our revenue in the foreseeable future. Our business and operating results therefore significantly depend upon our international operations and our ability to continue expanding in our existing international markets and enter into new international markets. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. We may fail to anticipate competitive conditions in new markets that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our business, financial condition, and operating results would be materially and adversely affected.

We have been and continue to be exposed to other risks associated with international operations, including:

•	difficulties and costs of staffing and managing international operations across different geographic areas;

•	changes in currency exchange rates and controls;

•	potentially higher tax rates or additional tax liabilities;

•	uncertainty regarding tax and regulatory requirements in multiple jurisdictions;

•	the lack of financial and political stability in foreign countries, preventing overseas sales growth;

•	our ability to comply with customs, import/export, and other trade compliance regulations of the countries in which we do business, together with any unexpected changes in such regulations;

•	language and cultural barriers;

•	longer payment cycles;

•	greater difficulty in accounts receivable collection;

•	limitations on repatriation of earnings or on the conversion of foreign currencies;

•	ineffective or non-existent legal protection of our intellectual property rights;

•	greater risk of business interruption as a result of terrorist acts or military conflicts;

•	inadequate local infrastructure that could result in business disruptions; and

•	any related conflicts or similar events worldwide.

In addition, our global operations are subject to numerous U.S. and foreign laws and regulations, including those related to anti-corruption, tax, corporate governance, imports and exports, financial and other disclosures, privacy, and labor relations. These laws and regulations are complex and may have differing or conflicting legal standards, making compliance difficult and costly. If we violate these laws and regulations, we could be subject to fines, penalties or criminal sanctions, and may be prohibited from conducting business in one or more countries. Any violation could have a material adverse effect on our business, financial condition, and operating results.

Policy changes by the United States or foreign governments could negatively affect our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs, and limitations on imports or exports. Also, we could be negatively affected if our host countries revise their policies away from encouraging foreign investment or foreign trade, including tax holidays. Any difficulties experienced in connection with international operations could materially and adversely affect our business, financial condition, and operating results.

We are subject to risks associated with changes in foreign currency exchange rates, foreign currency exchange controls, and other matters that may impact our financial condition and results of operations.

While most of our international sales to date have been denominated in U.S. dollars, a substantial majority of our international operating expenses have been denominated in foreign currencies. As a result, a decrease in the value of the U.S. dollar relative to such foreign currencies could increase the relative costs of our overseas operations, which could reduce our operating margins. This exposure is primarily and currently related to a portion of revenue in Japan and operating expenses in Europe, Israel, Japan, and Asia-Pacific, which are denominated in the respective local currencies. As of December 31, 2010, we had $8.5 million of cash and money market funds in foreign currencies. We have not previously used financial instruments to hedge our exposure to foreign currency exchange rates. While we assess the need to utilize financial instruments to hedge currency exposures, our assessments may prove incorrect. Therefore, movements in exchange rates could negatively impact our business, operating results, and financial condition.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation, and repatriation of earnings. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions into U.S. dollars or other freely convertible currencies, or to move funds to our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Our exposure to the risks associated with foreign exchange could materially and adversely affect our financial condition and results of operations.

Failure to obtain export licenses or our failure to comply with U.S. export laws could harm our business by preventing us from licensing or transferring our technology outside of the United States.

We are required to comply with U.S. Department of Commerce regulations when shipping our software products and/or transferring our technology outside of the United States or to certain foreign nationals. These regulations are subject to change, and future difficulties in obtaining export licenses for current products or future developed and acquired products and technology, or any failure by us to comply with such requirements, could harm our business, financial condition, and operating results.

We structure most of our license agreements such that customers pay us in installments over the license period. In addition, in some of our license agreements, payments are weighted toward the latter part of the contract term, potentially exposing us to the increased likelihood that our customers will default on their payment obligations, which could materially and adversely affect our business, financial condition, and operating results.

We structure most of our license agreements such that customers pay us in installments over the license period. In addition, in some of our license agreements, payments are weighted toward the latter part of the license term which create additional credit risk. These payment terms could increase the likelihood that our customers will default on their payment obligations to us, which could materially adversely affect our business, financial condition, and operating results.

In addition, for those license agreements where payments are weighted toward the latter part of the contract term, we do not recognize revenue evenly over the contract term, but recognize the lesser of the cumulative amounts due and payable or ratably. Revenue recognized under these arrangements will be higher in the latter part of the contract term, may place our future revenue recognition at greater risk of our customers’ continued credit-worthiness.

If our security measures are perceived or deemed insufficient or are breached and an unauthorized party obtains access to customer data, we may face civil liability and customers may curtail or stop using our products and services.

Our products and services may involve the collection, storage, and transmission of customers’ confidential information, and other information that we are required to protect. Breaches of our security measures that protect such information could expose us to substantial liability from the misuse of this information, including litigation. Our customers may also require us to agree that in the event of a security breach, they would have the right to terminate their existing agreements with us. Some of our key customers may also require us to maintain specified security measures. Because techniques used to obtain unauthorized access or to sabotage information systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security measures occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose existing customers and our ability to obtain new customers, and in the event of an actual breach, we could be exposed to significant liability.

Product errors or defects could expose us to liability and harm our reputation and we could lose market share.

Despite extensive testing prior to releasing our products, software products frequently contain errors or defects, especially when first introduced, when new versions are released or when integrated with technologies developed by acquired companies. Product errors could affect the performance or interoperability of our products, could delay the development or release of new products or new versions of products, and could adversely affect market acceptance or perception of our products. In addition, allegations of IC manufacturability issues resulting from use of our products could, even if untrue, adversely affect our reputation and our customers’ willingness to license products from us. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could:

•	cause us to lose customers;

•	increase our service costs;

•	subject us to liability for damages;

•	divert our resources from other tasks;

•	delay license sales; and

•	cause us to fail to attract new customers or achieve market acceptance.

Any of the above could materially and adversely affect our business, financial condition, and operating results.

Moreover, because our software is used in connection with other vendors’ products that are used to design complex nanometer-scale semiconductors, significant liability claims may be asserted against us if our software does not work properly individually or with other vendors’ products. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may be unenforceable and may not preclude or limit all potential claims. Regardless of their merit, liability claims could require us to spend significant time and expense in litigation and divert management’s attention from other business pursuits. If successful, a product liability claim could require us to pay significant damages. Any claims, whether or not successful, could seriously damage our reputation and our business.

We may be unable to make payments to satisfy our indemnification obligations or in the event of improper use or disclosure of confidential information, which would harm our customer relationships and our business.

We enter into license agreements and non-disclosure agreements in the ordinary course of business. Pursuant to these agreements, we typically agree to indemnify our customers and strategic partners for losses suffered or incurred by them as a result of any patent, copyright or other third-party intellectual property infringement claim with respect to our products, and we agree to confidentiality provisions that restrict our use and disclosure of our customers’ confidential information. In some of our customer agreements, we agree to additional indemnification obligations, such as indemnifying the customer for losses suffered or incurred by the customer as a result of our breach of certain warranties regarding our products. These indemnification and confidentiality obligations typically have perpetual terms and are unlimited in amount. Many of our customer agreements do not limit our indemnification obligations, so we may be required to make indemnification payments that greatly exceed the amount received from the customer. Similarly, many of our customer agreements do not limit our liability for improper use or disclosure by our employees of our customers’ confidential information. If an indemnification event were to occur, we may have insufficient funds to pay our indemnification obligations. If we are held to have improperly used or disclosed confidential information, we may have insufficient funds to pay any damages and other amounts that may be awarded. Further, any material indemnification payment or material liability for improper use or disclosure of confidential information could have a material adverse effect on our financial condition and our results of operations. Any claim or judgment that we improperly used or disclosed confidential information, in addition to involving significant financial obligations, could hurt our relations with our customers and strategic partners and hurt our reputation, each of which could have a material adverse effect on our financial condition and our results of our operations.

We have entered into certain indemnification agreements whereby we indemnify certain of our and our subsidiaries’ executive officers and all of our directors for certain events or occurrences while the executive officer or director is, or was, serving at our request in such capacity. The maximum potential future payments we could be required to make under these indemnification agreements is unlimited. We have not recorded any liabilities for these agreements. Therefore, if an indemnification event occurs, we may have insufficient funds to pay our indemnification obligations. Further, any material indemnification payment could have a material adverse effect on our business, financial condition, and operating results.

Accounting principles, standards or guidance changes, specifically changes affecting software revenue recognition, could cause unexpected adverse revenue fluctuations for us, negatively impacting our business, operating results, and stock price.

We prepare our consolidated financial statements in conformity with U.S. GAAP. These principles are subject to interpretation by the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles, standards, and guidance. A change in or a difference in interpretation of these principles, standards or guidance could have a significant effect on our reported operating results and may retroactively affect our previously reported operating results. Additional proposed accounting standards could have a significant impact on our operational processes, revenue, and expenses, and could cause unexpected financial reporting fluctuations and make comparability between periods less meaningful or not at all.

Accounting standards changes and related interpretations, specifically those changes affecting software revenue recognition, could require us to change our revenue recognition methods. Specifically, in June 2010, the Financial Accounting Standards Board proposed new accounting standard Revenue from Contracts with Customers. These changes could result in deferral of revenue recognized in current periods to subsequent periods or in accelerated recognition of deferred revenue to current periods, each of which could negatively impact our business and operating results, cause us to fail to meet investors and securities analysts expectations, and negatively impact our stock price.

Future capital needs may require us to seek debt financing or additional equity funding that, if not available on acceptable terms or at all, could cause our financial condition to deteriorate and materially harm our business.

Our liquidity and capital requirements depend in part on numerous factors, including:

•	the costs and timing of product development efforts and their relative success;

•	the costs of retaining management and key employees;

•	the costs and timing of international expansion;

•	the costs and timing of future acquisitions, if any;

•	economic conditions generally and the markets that our customers serve in particular;

•	technological and market developments; and

•	the costs of pursuing, maintaining, and enforcing intellectual property rights and defending against any intellectual property infringement claims.

We do not currently maintain any revolving lines of credit. We may therefore be unable to acquire debt financing if and when needed or desired on acceptable terms or at all. In addition, we may be unable to complete an equity funding on acceptable terms or at all. Our inability to obtain additional funds through debt financing or equity funding could cause our financial condition to deteriorate and materially harm our outlook.

If we become subject to unfair hiring claims, we could be prevented from hiring needed employees, incur liability for damages, and incur substantial costs in defending ourselves.

Companies in our industry that lose employees to competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. If we become subject to unfair hiring claims or misappropriation of trade secret claims, we may be prevented from hiring or retaining needed employees. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert management’s attention from our operations, and an adverse determination of any such claims could result in our incurring substantial liability for damages.

Catastrophic events may disrupt our business and harm our operating results.

We rely on our network infrastructure and enterprise applications, and technology systems for our development, marketing, operations, support, and sales activities. A disruption or failure of these systems in the event of a major natural disaster, telecommunications failure, cyber-attack, civil unrest in various parts of the world, acts of war, terrorist attack or other catastrophic event could cause system interruptions, delays in our product development and loss of critical data and could prevent us from fulfilling our customers’ orders. Our corporate headquarters, a significant portion of our research and development activities, our data centers and certain other critical business operations are located in California, near major earthquake faults. A catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or IT systems would severely affect our ability to conduct normal business operations and, as a result, our operating results would be adversely affected.

Risks Related to our Common Stock and this Offering

An active trading market for our common stock may not develop and the market price for our common stock may decline below the initial public offering price.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market may become. If an active public market for our common stock does not develop, the market price and liquidity of our common stock may be adversely affected. The initial public offering price for our common stock will be determined by negotiation among us, our selling stockholders, and the underwriters based upon several factors, and may not be indicative of prices that will prevail in the open market after this offering. Consequently, you may be unable to sell your shares of our common stock at prices equal to or greater than the price you paid for them.

Market prices of technology-related companies have fluctuated widely in recent years, and the market price of our common stock is likely to be volatile, which could result in substantial losses to investors and litigation.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the market prices for shares of technology-related companies often reach levels that may bear no established relationship to the past operating performance of these companies. The market prices of technology-related companies have been especially volatile. These broad market and industry factors may significantly affect the market price of our common stock regardless of our actual operating performance. In addition to market and industry factors, the market price and trading volume for our common stock may be highly volatile for specific business reasons. Factors that could cause the market price of our common stock to fluctuate significantly include:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	the public’s reaction to our press releases, other public announcements, and filings with the Securities and Exchange Commission;

•	changes in earnings estimates or recommendations by securities or research analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and other regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, our investors or members of our management team; and

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changes in general market, economic, and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber attack, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

Any of these factors may result in large and sudden changes in the trading volume and market price of our common stock, and may prevent you from being able to sell your shares at or above the price you paid for your shares of our common stock. Following periods of volatility in the market price of a company’s securities, stockholders often institute securities class action litigation against that company. Our involvement in a class action suit could divert our senior management’s attention and, if adversely determined, could have a material adverse effect on our business, financial condition, and results of operations.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

Sales of substantial amounts of shares of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through common stock offerings.

We will have          shares of common stock outstanding immediately after this offering, or          shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in full. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The 17,190,188 shares of common stock outstanding as of February 28, 2011, assuming the conversion of all shares of our preferred stock into shares of our common stock, will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. We have also provided registration rights to holders of 9,953,885 shares of our common stock.

In addition, as of February 28, 2011, there were 2,210,483 outstanding options to purchase shares of our common stock, all of which are immediately exercisable. Immediately following this offering, we intend to file a registration statement registering the shares issuable upon the exercise of these existing options, and for the 2,400,000 shares reserved for issuance under our 2011 Equity Incentive Plan and 600,000 shares reserved for issuance under our 2011 Employee Stock Purchase Plan. Assuming effectiveness of the registration statement on Form S-8, these shares will be freely tradable, although they will be subject to the lock-up arrangements we describe below and elsewhere in this prospectus and vesting limitations.

In connection with this offering, we, our directors and officers, and substantially all of our stockholders and holders of options to purchase our stock, have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into, any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for 180 days after the date of this prospectus without the written consent of Deutsche Bank Securities Inc. However, Deutsche Bank Securities Inc. may release these securities from these restrictions at any time without notice. We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We may also issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Our executive officers, directors, and other key employees will significantly influence our activities, and their interests may differ from your interests as a stockholder.

Following this offering, our executive officers, directors, and other key employees will beneficially own, collectively,     % of our outstanding common stock, or     % if the underwriters exercise in full their option to purchase additional shares of our common stock.

Accordingly, these stockholders have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted for approval to our stockholders, including mergers, consolidations, and the sale of our assets, director elections, and other significant corporate actions. They will also have significant influence in preventing or causing a change in control of our company. In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these stockholders may differ from your interests as a stockholder.

The initial public offering price for shares of our common stock is substantially higher than the pro forma net tangible book value per share, and, as such, you will incur immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your common stock than the amount paid by existing stockholders for their common stock. As a result, you will experience immediate and substantial dilution of approximately $         per share of common stock, assuming no exercise of outstanding options to acquire common stock, representing the difference between our pro forma net tangible book value per share of common stock of $        , after giving effect to this offering and the assumed initial public offering price per share of common stock of $        , the midpoint of the estimated offering range set forth on the cover page of this prospectus. In addition, you may experience further dilution to the extent that our common stock is issued upon the exercise of stock options. All of the shares of common stock issuable upon the exercise of currently outstanding stock options will be issued at a purchase price that is less than the initial public offering price per share in this offering. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at or upon consummation of this offering, and Delaware corporate law as well as certain of our contracts contain provisions which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

Delaware law, as well as our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at or upon consummation of this offering,

contains anti-takeover provisions that could delay or prevent a change in control of our company, even if the change in control would be beneficial to the stockholders. These provisions could lower the price that future investors might be willing to pay for shares of our common stock. These anti-takeover provisions:

•

authorize our board of directors to create and issue, without stockholder approval, preferred stock that can be issued, increasing the number of outstanding shares and deter or prevent a takeover attempt;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	establish a three-tiered classified board of directors requiring that not all members of the board be elected at one time;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	establish limitations on the removal of directors;

•	empower the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	limit the ability of stockholders to call special meetings of stockholders.

Section 203 of the Delaware General Corporation Law, the terms of our stock incentive plans, and other contractual provisions also may discourage, delay or prevent a change in control of our company. Section 203 generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date the stockholder became an interested stockholder. Our stock incentive plans include change-in-control provisions that allow us to grant options or stock purchase rights that may become vested immediately upon a change in control. We may also enter into contractual restrictions with third parties, the terms of which may discourage a change in control of our company. For example, we have agreed with one of our largest customers that, under certain circumstances, if we divest or assign any of our patents, then the customer will be entitled to an irrevocable, worldwide, nonexclusive license to such patents to make or have made such customer’s products.

Together, these charter, statutory and contractual provisions could make the removal of management and directors more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our executive officers, key non-executive officer employees, and members of our board of directors, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our board of directors also has the power to adopt a stockholder rights plan that could delay or prevent a change in control of us even if the change in control is generally beneficial to our stockholders. These plans, sometimes called “poison pills,” are oftentimes criticized by institutional investors or their advisors and could affect our rating by such investors or advisors.

If our board of directors adopts such a plan, it might have the effect of reducing the price that new investors are willing to pay for shares of our common stock.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our common stock price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We currently intend to retain any earnings to finance our operations and growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including but not limited to factors such as our financial condition, operating results, capital requirements, business conditions, and covenants under any applicable contractual arrangements. Because we have never paid cash dividends and do not anticipate paying any cash dividends on our common stock in the foreseeable future, any short-term return on your investment will depend on the market price of our common stock.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The market price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue unfavorable commentary or cease publishing reports about us or our business.

FORWARD-LOOKING STATEMENTS AND

STATISTICAL DATA AND MARKET INFORMATION

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve substantial risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “projects,” “might,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make in this prospectus relating to our estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, and prospects are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expect. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our revenue, margins, costs, expenditures, cash flows, growth rates, financial results, business, condition, and prospects include:

•	our dependence on a small number of customers for a significant portion of our revenue;

•	if customers terminate their licenses, delay orders or fail to renew licenses;

•	a deterioration in the financial condition of any of our key customers or their end-user customers;

•	customer consolidation, which could lead to reduced selling prices and license sales and customer loss;

•	our reliance on a limited number of products that focus exclusively on power-efficient and noise-immune solutions;

•	our ability to effectively develop and commercialize or acquire new and enhanced products;

•	our ability to maintain and expand relationships with existing customers and develop relationships with new customers;

•	our need to continue to make significant research and development investments;

•	competition in the markets in which we operate;

•	our ability to attract, retain, and train necessary personnel;

•	our dependence on and ability to retain our senior executives and other key personnel;

•	the lack of experience our senior executives have in managing a public reporting company;

•	continued consolidation among our competitors and potential customers;

•	lack of growth in new IC design starts and industry consolidation;

•	industry-wide downturns and other cyclical effects that have affected or affecting our customers’ research and development budgets;

•	structural barriers and our customers’ internal capabilities, which make gaining market share difficult;

•	the limited size of our addressable market;

•	technological innovations that could reduce or eliminate demand for our products;

•	if IC designers and manufacturers do not integrate our software into existing or future design flows;

•	if software companies, including competitors, do not cooperate in working with us to interface our products with their design flows;

•	if our customers do not adopt, or are slow to adopt smaller design geometries on a large scale;

•	our lengthy and unpredictable sales cycle;

•	our ability to effectively manage our recent and anticipated growth;

•	changes in tax provisions or additional tax liability;

•	our limited operating history and the rapidly evolving nature of the markets in which we operate;

•	the high costs of customer engagement and support;

•	our limited ability to quickly and significantly reduce our operating costs;

•	the significant costs of both becoming and being a public company;

•	the significant costs of, and potential impact on compliance efforts and obligations from, our upgrading of our internal resources and systems;

•

the ability of our disclosure controls and procedures and our internal control over financial reporting to adequately allow us to report information accurately to investors or to detect and prevent errors or fraud, and the costs associated with implementing and maintaining these controls and procedures;

•	any failures by our disclosure controls and procedures and internal control over financial reporting;

•	our ability to obtain sufficient patent protection and protect our other proprietary rights;

•	our reliance on certain third parties and open source software for technology incorporated into our products;

•	the costs associated with, and the outcomes of, any intellectual property or other claims and litigation;

•	whether we undertake any acquisitions and our ability to integrate any acquired operations, products, and technology;

•	the risks associated with our reliance on international operations, including foreign exchange risk;

•	our exposure to customer credit risk;

•	our failure to obtain export licenses or to comply with U.S. export laws;

•	insufficient security measures or security breaches;

•	our liability exposures from product errors or defects;

•	our potential indemnification obligations;

•	any accounting principles, standards or guidance changes;

•	our ability to satisfy future capital needs;

•	if we become subject to unfair hiring claims; and

•	the effect of local and national economic, credit, and capital market conditions on the economy in general, and the markets that our customers serve in particular.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains statistical data, estimates, and forecasts that we obtained from industry publications and reports generated by third-party market research firms, including iSuppli Corporation, or iSuppli, Gartner, Inc., or Gartner, International Technology Roadmap for Semiconductors, or ITRS, and International Data Corporation, or IDC. Although we believe that these third-party sources are reliable, neither we nor the underwriters have independently verified the data provided by these third parties, and neither we nor the underwriters take any further responsibility for this data. While we are not aware of any misstatements regarding any third-party data presented in this prospectus, their estimates, in particular as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under “Risk Factors.”

The Gartner Report described herein, “What to Consider When Designing Next-Generation Data Centers,” David Cappucio, September 10, 2010, or the Gartner Report, represents data, research, opinion or viewpoints published as part of a syndicated subscription service by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date and not as of the date of this filing, and the opinions expressed in the Gartner Report are subject to change without notice.

The IDC reports described herein are Worldwide Quarterly Media Tablet and eReader Tracker, December 2010, and Worldwide Smartphone 2010-2014 Forecast Update: December 2010, IDC #226107.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $        million, based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our net proceeds will increase by approximately $        million if the underwriters exercise in full their option to purchase additional shares from us. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by approximately $        million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, and to facilitate our future access to the public equity markets.

We currently intend to use the net proceeds from our sale of shares of common stock in this offering for working capital and other general corporate purposes, which may include hiring additional personnel and investing in sales, marketing, and research and development. In addition, we may use a portion of the proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements with respect to any material acquisitions at this time.

Pending the use of the proceeds from this offering as described above, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities. We will not receive any of the proceeds from shares sold by the selling stockholders.

DIVIDEND POLICY

We have never paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund business development and growth, and we do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our preferred stock into common stock; and

•

on a pro forma as adjusted basis to reflect the conversion referred to above and the sale of        shares of common stock by us in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and “Description of Capital Stock” appearing elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)	(unaudited)
	(in thousands, except share data)

Cash and cash equivalents	$26,175	$26,175	$

Long-term debt, including current portion	$—	$—		$—
Redeemable and convertible preferred stock
Preferred stock Series A, $0.0001 par value; 3,633,665 shares authorized and 3,633,665 shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	1,741	—		—
Preferred stock Series B, $0.0001 par value; 2,300,000 shares authorized and 2,300,000 shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	4,255	—		—

	5,996	—		—
Stockholders’ equity:
Common stock, $0.0001 par value; 20,000,000 shares authorized and 11,099,815 shares issued and outstanding, actual; 20,000,000 shares authorized and 17,033,480 shares issued and outstanding, pro forma; 20,000,000 shares authorized and shares outstanding, pro forma as adjusted	1	2
Additional paid-in capital	1,133	7,128
Stock compensation	3,576	3,576		3,576
Retained earnings	161	161		161

Total stockholders’ equity	4,871	10,867

Total capitalization	$10,867	$10,867	$

Our capitalization information presented above excludes:

•

2,293,410 shares of common stock subject to options outstanding as of December 31, 2010 (and 2,210,483 shares of common stock subject to options outstanding as of February 28, 2011) issued under our 2001 Stock Option/Stock Issuance Plan;

•

2,400,000 shares of common stock reserved for issuance pursuant to our 2011 Equity Incentive Plan and 600,000 shares of common stock reserved for issuance pursuant to our 2011 Employee Stock Purchase Plan;

•	shares of common stock issuable upon the exercise of the underwriters’ over-allotment option; and

•	an increase in authorized shares of common stock in 2011 from 20,000,000 to 21,000,000 in January 2011.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of December 31, 2010 was $1.3 million, or $0.08 per share of common stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding and assuming the conversion of all of our outstanding shares of preferred stock into shares of common stock in connection with this offering.

Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares from us in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. As of December 31, 2010, after giving effect to this offering, our as adjusted net tangible book value would have been $        million, or $         per share, assuming that the shares offered under this prospectus are sold at a public offering price of $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus. This represents an immediate increase in net tangible book value of $        per share to existing stockholders, and an immediate dilution in net tangible book value of $        per share to new investors in the offering. The table below illustrates this per share dilution as of December 31, 2010:

		Per Share
Assumed initial public offering price per share		$
Net tangible book value per share of common stock as of December 31, 2010	$0.08
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $        per share would increase (decrease) our as adjusted net tangible book value per share after this offering by $        , and the dilution to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book value will increase to $        per share, representing an increase to existing holders of $        per share, and there will be an immediate dilution of $         per share to new investors.

The following table sets forth, on an as adjusted basis as of December 31, 2010, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by new investors, at an assumed initial public offering price of $        per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	17,033,480		%		$7,071,167		%		$0.42
New investors

Total			%	$			%	$

The above table excludes:

•

2,293,410 shares of common stock subject to options outstanding as of December 31, 2010 (and 2,210,483 shares of common stock subject to options outstanding as of February 28, 2011) issued under our 2001 Stock Option/Stock Issuance Plan;

•

2,400,000 shares of common stock reserved for issuance pursuant to our 2011 Equity Incentive Plan and 600,000 shares of common stock reserved for issuance pursuant to our 2011 Employee Stock Purchase Plan; and

•	shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

To the extent any of options to purchase shares of common stock are granted or exercised, or the underwriters’ exercise their over-allotment option, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data for the years ended December 31, 2006, 2007, 2008, 2009, and 2010. The selected consolidated financial data for the years ended December 31, 2008, 2009, and 2010 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the periods ended December 31, 2006 and December 31, 2007 were derived from our audited consolidated financial statements not included in this prospectus. You should read the financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statements of Operations:
Revenue	$14,652	$18,733	$25,695	$34,601	$44,047
Cost of revenue	2,241	3,609	5,812	6,662	8,999

Gross profit	12,411	15,124	19,883	27,939	35,048

Operating expenses:
Sales and marketing	6,087	8,312	9,529	9,794	12,930
Research and development	3,839	5,203	7,797	8,588	11,516
General and administrative	1,242	2,019	2,903	3,573	4,926

Total operating expenses	11,168	15,534	20,229	21,955	29,372

Operating income (loss)	1,243	(410)	(346)	5,984	5,676
Other income (expense)	(129)	18	13	(93)	366

Income (loss) before income tax	1,114	(392)	(333)	5,891	6,042
Provision (benefit) for income tax	565	843	(3,507)	2,622	2,738

Net income (loss)	$549	$(1,235)	$3,174	$3,269	$3,304

Net income (loss) per share:
Basic	$0.06	$(0.12)	$0.29	$0.30	$0.30

Diluted	$0.03	$(0.12)	$0.18	$0.19	$0.19

Weighted average common shares outstanding:
Basic	9,738	10,480	10,882	10,930	11,016

Diluted	16,606	10,480	17,253	17,237	17,631

Other Consolidated Financial Data (Unaudited):
Non-GAAP net income (loss) (1)	$938	$(338)	$4,735	$4,971	$5,372

	As of December 31, 2010
	Actual	Pro Forma (2)	Pro Forma As Adjusted (3)
		(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$26,175	$26,175	$
Working capital	4,646	4,646
Total assets	52,711	52,711
Long-term debt obligations	—	—	—
Redeemable convertible preferred stock	5,996	—	—
Total stockholders’ equity	4,871	10,867

(1)	Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. We define non-GAAP net income (loss) as GAAP net income (loss) plus amortization of intangible assets and stock-based compensation expense, and giving effect to the tax impact of these adjustments to GAAP net income (loss).

We believe that non-GAAP net income (loss) is useful to investors and other users of our financial information in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•

non-GAAP net income (loss) provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•

adding back certain non-cash charges, such as amortization of intangible assets and stock-based compensation expense, to net income is useful because these non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations, and these non-cash expenses can vary significantly between periods as a result of full amortization of previously acquired intangible assets and the timing of new stock-based awards.

Non-GAAP net income (loss) is adjusted by the tax impact of excluding amortization of intangible assets and stock-based compensation from our GAAP net income (loss) results, using a blended tax rate of 40%. During the periods presented, there was no tax impact from stock-based compensation expense on our GAAP net income (loss) or our non-GAAP net income (loss) because of the tax attributes of our historical equity awards. However, we expect that in future periods there may be a tax impact depending on the tax attributes of the equity awards we issue in the future.

We use non-GAAP net income (loss) in conjunction with traditional GAAP measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

We do not, and you should not, place undue reliance on non-GAAP net income (loss) as our only measure of operating performance. You should not consider non-GAAP net income (loss) as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. We compensate for the inherent limitations associated with using non-GAAP net income (loss) through disclosure of these limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of non-GAAP net income (loss) to the most directly comparable GAAP measure, net income (loss).

The following provides a reconciliation of GAAP net income (loss) to non-GAAP net income (loss):

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
GAAP net income (loss)	$549	$(1,235)	$3,174	$3,269	$3,304
Amortization of intangible assets	—	431	1,083	1,470	2,244
Stock-based compensation expense	389	638	911	819	720
Tax impact adjustments	—	(172)	(433)	(587)	(896)

Non-GAAP net income (loss)	$938	$(338)	$4,735	$4,971	$5,372

(2)	The unaudited pro forma data as of December 31, 2010, assumes the conversion of all of our outstanding shares of preferred stock into shares of common stock upon the closing of this offering.

(3)	The unaudited pro forma as adjusted data gives effect to the conversion referred to in note 2 above and to the sale of shares of common stock by us in this offering at an assumed initial offering price to the public at $ per share, which is the midpoint of the range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis of our business, financial condition, and results of operations includes forward-looking statements based upon current expectations that involve substantial risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the caption “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading provider of innovative power analysis and optimization software solutions that enable the design of power-efficient, high-performance, noise-immune integrated circuits, or ICs, and electronic systems. Our solutions consist of a suite of software tools and methodologies that enable design engineers to reduce power consumption, ensure reliable delivery of power to ICs and electronic system components, and mitigate power-induced signal interference, or noise. We believe our solutions are critical to the design of our customers’ products and allow our customers to deliver power-efficient ICs and electronic systems that are resistant to the impact of noise, or noise-immune, at lower costs and with a faster time to market than with alternative solutions.

We were founded in 2001 with the vision of solving critical power analysis and optimization challenges encountered by designers of ICs and electronic systems. Following intensive research and development, we introduced our RedHawk platform in 2002, which we believe was the first dynamic power and noise analysis platform for the design of complex ICs. Since releasing our RedHawk platform, we have added three new platforms and have continued to expand our suite of solutions, developing several first-to-market products for various aspects of power and noise analysis. We introduced our Sentinel platform in 2007, our Totem platform in 2009, and our PathFinder product in 2010. In addition, we have expanded our product portfolio through strategic acquisitions. In 2007, we acquired Optimal Corporation, through which we obtained certain products and technologies used in our Sentinel platform, and in 2009, we acquired the assets and certain foreign subsidiaries of Sequence Design, Inc., through which we obtained our PowerArtist platform.

We depend upon the sales of licenses to a limited number of products for substantially all of our revenue, and expect that a limited number of products will continue to account for a large percentage of our revenue in the foreseeable future. We currently offer four platforms that focus exclusively on solutions for the design of power-efficient and noise-immune ICs and electronic systems, and our flagship platform, RedHawk, has accounted and continues to account for a majority of our revenue. Our dependence on RedHawk, and our limited platforms, make us highly susceptible to changes in demand.

We generate substantially all of our revenue through the sale of time-based software licenses, typically ranging from one to three years. Assuming all other revenue recognition criteria are met, we recognize revenue at the lesser of the pro rata portion of the license fee for the applicable period, or as payments from the customer become due. As of December 31, 2010, the average length of our time-based licenses was two and one half years.

A significant portion of our revenue depends on sales to a small number of customers. In 2008, 2009, and 2010, our largest customers, which was a different customer in each year,

accounted for 8%, 12%, and 11%, respectively, of our revenue, and our ten largest customers accounted for more than 62%, 68%, and 59%, respectively, of our revenue. We expect that we will continue to depend upon a relatively small number of customers for a substantial portion of our revenue for the foreseeable future.

In 2010, we sold licenses to 125 companies globally and we frequently sell licenses to multiple business units within these companies. Our customers include all of the top 20 semiconductor companies as measured by revenue in 2010 according to iSuppli. Our customers also include leading electronic system companies serving market segments such as mobile devices, high-performance computing and networking, consumer electronics, and automotive and medical electronics. These customers include, among others, ARM Limited, Hynix Semiconductor Inc., Intel Corporation, LSI Corporation, MediaTek Inc., QUALCOMM Incorporated, Samsung Electronics Co., Ltd., Sony Corporation, STMicroelectronics N.V., Texas Instruments Incorporated, and Toshiba Corporation.

We sell licenses primarily through a direct sales and support organization located in our customers’ key international regions. We intend to continue leveraging our sales force’s domain expertise to further penetrate our existing customer base, and sell solutions to our customers’ customers. We will also continue to focus on expanding our customer base.

We conduct our research and development activities primarily through our team of engineers and developers with expertise and degrees in computer science, semiconductor physics, electrical engineering, and other engineering disciplines. As of December 31, 2010, we had 127 employees engaged in research and development activities. Our research and development expense was $7.8 million, $8.6 million, and $11.5 million in 2008, 2009, and 2010, respectively, and we plan to continue investing in research and development activities to further enhance our core technologies and expand our product offerings.

Our revenue was $25.7 million, $34.6 million, and $44.0 million in 2008, 2009, and 2010 respectively. In the same periods, we had net income of $3.2 million, $3.3 million, and $3.3 million, respectively. Also in the same periods, we had non-GAAP net income of $4.7 million, $5.0 million, and $5.4 million, respectively. For a discussion of non-GAAP net income and a reconciliation of GAAP net income to non-GAAP net income, see note 1 to “Selected Consolidated Financial and Other Data.”

We expect that the demand for our solutions will continue to grow with the proliferation of increasingly complex high-performance mobile devices, miniaturization and increased wireless connectivity of these devices, and the rising costs of electricity for data centers.

Key Business Indicators

In addition to financial measures set forth in our consolidated financial statements, we monitor our operating performance using the following key business indicators:

Customer retention.    Retaining our customers is one of the keys to the success of our business. One of the primary drivers of our revenue growth is license renewals and increased license purchases by existing customers. We remain actively engaged with our customers throughout their license terms and seek to secure license renewals and increase the number of licenses our customers purchase significantly in advance of license expiration. All of our top 20 customers in each of 2008, 2009, and 2010 remain our customers today.

Existing customer license growth.    Increasing license sales to existing customers is a significant driver of our revenue growth. We often initially sell licenses for a single platform to a single business unit, and then expand the sale of licenses to additional business units and for additional platforms. We monitor and continuously seek to expand the number of business units to which we sell within each of our customers and the number of licenses and platforms we could potentially sell to them.

Customer base growth.    We view our ability to acquire new customers as an important element of our growth strategy, and our sales organization expends a considerable portion of its efforts on expanding our customer base. We seek to leverage our brand, technology leadership, and customer support to add new customers and expand our revenue base. We grew our customer base by over 118% in the last three years, from 53 customers at the beginning of 2008 to 116 customers at the end of 2010.

Non-GAAP net income.    In addition to GAAP financial measures, we also use non-GAAP net income as an important indicator of our operating performance. We define non-GAAP net income as GAAP net income plus amortization of intangible assets and stock-based compensation expense, and giving effect to the tax impact of these adjustments. We believe that the use of non-GAAP net income provides useful information to gain an overall understanding of our current financial performance and prospects for the future because it excludes certain non-cash expenses which may not reflect the underlying performance of our business operations. For a discussion of non-GAAP net income and a reconciliation of GAAP net income to non-GAAP net income, see note 1 to “Selected Consolidated Financial and Other Data.”

Acquisitions

Between 2007 and 2010, we completed two acquisitions for total cash consideration of $12.8 million. These acquisitions have contributed additional product offerings to our existing product line. In November 2007, we acquired all of the outstanding equity of Optimal Corporation for total cash consideration of $7.5 million. In September 2009, we acquired the assets and certain foreign subsidiaries of Sequence Design, Inc. for total cash consideration of $5.3 million, plus certain assumed liabilities. We recorded the acquired assets and liabilities for each of these acquisitions at fair value, and recorded the excess of the purchase price over the fair value of the acquired net assets as goodwill. We are amortizing the acquired intangible assets on a straight-line basis over their estimated useful lives, which range between two to seven years. The amortization expense of the acquired intangible assets from these acquisitions was $1.1 million, $1.5 million, and $2.2 million for 2008, 2009, and 2010, respectively.

We accounted for each of these acquisitions as a purchase transaction, and therefore our consolidated financial statements include the results of operations of the acquired companies commencing on their respective acquisition dates. Following each acquisition, we integrated the combined companies by bundling acquired products with our existing products and cross selling products to our customers and to the customers of the acquired companies. We have sought to reduce the costs associated with the operation of the acquired businesses by consolidating sales and marketing efforts, eliminating redundant administrative resources, and rationalizing research and development expense. As a result of the foregoing, we have not separately assessed the impact of these acquisitions on our consolidated financial statements.

Components of Results of Operations

Revenue

We derive substantially all of our revenue from licensing our solutions and generate substantially all of our sales through our direct sales force. Customers typically purchase our solutions under time-based licenses, or TBLs. A TBL is a license valid for a finite term, generally one to three years, where the license expires at the end of the term. The software licenses are generally bundled with post-contract customer support, which we refer to as maintenance, for the license term. Assuming all other revenue recognition criteria are met, we recognize revenue at the lesser of the pro rata portion of the license fee for the applicable period or as the payment from the customer becomes due. See “—Critical Accounting Policies.”

Costs and Expenses

Cost of revenue. Cost of revenue includes costs associated with licensing our solutions, and consists primarily of employee compensation, benefits, and other employee-related costs for our customer support personnel, as well as the amortization of acquired intangibles, the cost of technical documentation, and royalty payments to third-party vendors.

Sales and marketing expense. Sales and marketing expense consists primarily of compensation, commissions, benefits, and other employee-related costs for sales and marketing personnel, as well as expenses related to trade shows, promotion, travel, and allocated facilities costs. We expect our sales and marketing expense to increase as we intend to hire additional sales and support personnel for our global sales and support organization, particularly in the Asia Pacific region.

Research and development expense. Research and development expense consists primarily of compensation, benefits, and other employee-related costs for our engineers engaged in product design and development, as well as allocated facilities costs. We expect to continue to incur significant research and development expense.

General and administrative expense. General and administrative expense consists primarily of compensation, benefits, and other employee-related costs for executive management, finance, human resources, and other administrative personnel, including third-party professional fees, and allocated facilities costs. We anticipate that in 2011, general and administrative expense will increase significantly as we incur the costs associated with becoming a public company, including related personnel increases, third-party professional services fees, director compensation increases due to our larger board of directors, directors and officers liability insurance, and investor relations.

Other income (expense). Other income (expense) consists primarily of interest income (expense), foreign currency gains (losses), and other miscellaneous items.

Provision (benefit) for income taxes. Provision (benefit) for income taxes is comprised of U.S. federal, state, and foreign taxes. Our effective tax rate has varied and may continue varying year-to-year based on numerous factors, including our overall profitability, the geographical mix of income before taxes, the related tax rates in the jurisdictions where we operate and withholding taxes, and changes in valuation allowances, as well as discrete events.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following tables set forth our results of operations for the years ended December 31, 2009 and December 31, 2010:

	Year Ended December 31,				Year Ended December 31,
	2009	2010	$ Change	% Change	2009	2010
	(in thousands)				(percentage of revenue)
Revenue	$34,601	$44,047	$9,446	27%	100%	100%
Cost of revenue	6,662	8,999	2,337	35	19	20

Gross profit	27,939	35,048	7,109	25	81	80

Operating expenses:
Sales and marketing	9,794	12,930	3,136	32	29	30
Research and development	8,588	11,516	2,928	34	25	26
General and administrative	3,573	4,926	1,353	38	10	11

Total operating expenses	21,955	29,372	7,417	34	64	67

Operating income	5,984	5,676	(308)	(5)	17	13
Other income (expense)	(93)	366	459	N/A	—	1

Income before income tax	5,891	6,042	151	3	17	14
Provision for income tax	2,622	2,738	116	4	8	6

Net income	$3,269	$3,304	$35	1%	9%	8%

Revenue.    Revenue increased $9.4 million, or 27%, from $34.6 million in 2009 to $44.0 million in 2010. The increase was due to increased sales of licenses to our products to existing customers and new customers, and includes the contribution of the Sequence acquisition.

We market our products in four geographic regions: United States; Europe; the Middle East and Africa, or EMEA; Asia Pacific, excluding Japan; and Japan. Revenue based on the regions to which we shipped our products was as follows:

	Year Ended December 31,
Percentage of revenue	2009	2010	Percentage Change
United States	60%	57%	(3)%
Europe, Middle East and Africa	15	15	—
Asia Pacific, excluding Japan	15	14	(1)
Japan	10	14	4

Revenue	100%	100%

Our percentage of revenue by geography was relatively stable in 2010 compared to 2009, with the exception of growth in Japan, which was primarily due to increased sales of licenses to existing customers. The modest decrease in the percentage of revenue from the United States in 2010 was due to sales in other geographies growing more quickly than in the United States.

Cost of revenue.    Cost of revenue increased $2.3 million, or 35%, from $6.7 million in 2009 to $9.0 million in 2010. Cost of revenue increased primarily due to increased employee-related costs of $1.4 million related to increased headcount required to service our growing customer base and additional headcount from the Sequence acquisition, increases in amortization of acquired intangible assets of $0.7 million, and royalty payments to third-party vendors of $0.2 million related to the Sequence acquisition. As a percentage of revenue, cost of revenue increased slightly, from 19% in 2009 to 20% in 2010.

Sales and marketing expense.    Sales and marketing expense increased $3.1 million, or 32%, from $9.8 million in 2009 to $12.9 million in 2010. Sales and marketing expense increased primarily due to increased employee-related costs of $2.5 million resulting from increased commissions and additional headcount, including from the Sequence acquisition, and increased travel-related expense of $0.3 million. As a percentage of revenue, sales and marketing expense increased slightly, from 29% in 2009 to 30% in 2010.

Research and development expense.    Research and development expense increased $2.9 million, or 34%, from $8.6 million in 2009 to $11.5 million in 2010. Research and development expense increased primarily due to increased employee-related costs of $2.8 million related to additional headcount, including from the Sequence acquisition. As a percentage of revenue, research and development expense increased slightly, from 25% in 2009 to 26% in 2010.

General and administrative expense.    General and administrative expense increased $1.3 million, or 38%, from $3.6 million in 2009 to $4.9 million in 2010. General and administrative expense increased primarily due to increased employee-related costs of $0.9 million, including additional headcount from the Sequence acquisition, and increased third-party professional service fees of $0.4 million. As a percentage of revenue, general and administrative expense increased slightly from 10% in 2009 to 11% in 2010.

Other income (expense).    Other income (expense) increased $0.5 million, from an expense of $0.1 million in 2009 to income of $0.4 million in 2010. The increase was primarily attributable to foreign currency exchange gains and interest income.

Provision for income taxes.    Provision for income taxes increased $0.1 million, from $2.6 million in 2009 to $2.7 million in 2010. Our effective tax rate was 45% in each of 2009 and 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following tables set forth the results of operations for the years ended December 31, 2009 and December 31, 2008:

	Year Ended December 31,				Year Ended December 31,
	2008	2009	$ Change	% Change	2008	2009
	(in thousands)				(percentage of revenue)
Revenue	$25,695	$34,601	$8,906	35%	100%	100%
Cost of revenue	5,812	6,662	850	15	23	19

Gross profit	19,883	27,939	8,056	41	77	81

Operating expenses:
Sales and marketing	9,529	9,794	265	3	37	29
Research and development	7,797	8,588	791	10	30	25
General and administrative	2,903	3,573	670	23	11	10

Total operating expenses	20,229	21,955	1,726	9	78	64

Operating income (loss)	(346)	5,984	6,330	N/A	(1)	17
Other income (expense)	13	(93)	(106)	N/A	—	—

Income (loss) before income tax	(333)	5,891	6,224	N/A	(1)	17
Provision (benefit) for income tax	(3,507)	2,622	6,129	N/A	(13)	8

Net income	$3,174	$3,269	$95	3%	12%	9%

Revenue.    Revenue increased $8.9 million, or 35%, from $25.7 million in 2008 to $34.6 million in 2009. The increase was primarily due to growth from sales of licenses to an expanding customer base and increased use of our platforms by existing customers, as well as the impact of a partial year of financial contribution from the Sequence acquisition.

Revenue based on the regions to which we shipped our products was as follows:

	Year Ended December 31,
Percentage of revenue	2008	2009	Percentage Change
United States	60%	60%	—%
Europe, Middle East and Africa	13	15	2
Asia Pacific, excluding Japan	13	15	2
Japan	14	10	(4)

Revenue	100%	100%

Our percentage of revenue by geography was relatively stable in 2009 compared to 2008, other than Japan, which decreased four percent in 2009 as a percentage of total revenue, primarily due to revenue from other geographies growing more quickly.

Cost of revenue.    Cost of revenue increased $0.9 million, or 15%, from $5.8 million in 2008 to $6.7 million in 2009. Cost of revenue increased in absolute dollars primarily due to the amortization of intangible assets of $0.4 million, and $0.3 million of additional headcount from the Sequence acquisition. As a percentage of revenue, costs of revenue decreased from 23% in 2008 to 19% in 2009, primarily due to lower growth in customer support personnel expense relative to revenue growth.

Sales and marketing expense.    Sales and marketing expense increased $0.3 million, or 3%, from $9.5 million in 2008 to $9.8 million in 2009. Sales and marketing expense increased in absolute dollars primarily due to additional headcount from the Sequence acquisition. As a percentage of revenue, sales and marketing expense decreased from 37% in 2008 to 29% in 2009, primarily due to lower growth in customer support and sales and marketing personnel expense relative to revenue growth.

Research and development expense. Research and development expense increased $0.8 million, or 10%, from $7.8 million in 2008 to $8.6 million in 2009. Research and development expense increased in absolute dollars primarily due to increased additional headcount from the Sequence acquisition. As a percentage of revenue, research and development expense decreased from 30% in 2008 to 25% in 2009, primarily due to lower growth in research and development personnel expense relative to revenue growth.

General and administrative expense.    General and administrative expense increased $0.7 million, or 23%, from $2.9 million in 2008 to $3.6 million in 2009. General and administrative expense increased in absolute dollars primarily due to increased third-party professional fees of $0.4 million. As a percentage of revenue, general and administrative expense decreased from 11% in 2008 to 10% in 2009.

Other income (expense).    Other income (expense) remained relatively flat from 2008 to 2009.

Provision (benefit) for income taxes.    Provision (benefit) for income taxes went from a benefit of $3.5 million in 2008 to an expense of $2.6 million in 2009. The increase in income taxes was primarily attributable to our conclusion in 2008 that it was more likely than not that substantially all of our deferred tax assets, except certain foreign tax credits, will be realized and as a result, a valuation allowance of $4.6 million was released during 2008, of which $4.1 million was recorded as a deferred tax benefit, and $0.5 million was recorded as a goodwill adjustment.

Quarterly Results (Unaudited)

The following table presents our unaudited quarterly consolidated statement of operations data for the eight quarters ended December 31, 2010. We have prepared our unaudited quarterly financial information on a consistent basis with our audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments that we consider necessary for a fair statement of such information in accordance with GAAP for the quarters presented. The results for any quarter are not necessarily indicative of future results.

	Three Months Ended
	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
	(in thousands)
Revenue	$8,106	$8,880	$8,439	$9,176	$10,417	$10,723	$10,747	$12,160
Cost of revenue	1,502	1,541	1,620	1,999	2,099	2,200	2,305	2,395

Gross profit	6,604	7,339	6,819	7,177	8,318	8,523	8,442	9,765

Operating expenses
Sales and marketing	2,042	1,915	2,357	3,480	2,827	3,040	2,941	4,122
Research and development	2,031	1,954	2,058	2,545	2,688	2,798	2,972	3,058
General and administrative	603	783	983	1,204	962	979	1,510	1,475

Total operating expenses	4,676	4,652	5,398	7,229	6,477	6,817	7,423	8,655

Operating income (loss)	1,928	2,687	1,421	(52)	1,841	1,706	1,019	1,110

Other income (expense)	(70)	(50)	(58)	85	(18)	65	318	1
Income before income tax	1,858	2,637	1,363	33	1,823	1,771	1,337	1,111
Provision for income tax	390	1,309	676	247	862	831	684	361

Net income (loss)	$1,468	$1,328	$687	$(214)	$961	$940	$653	$750

Revenue.    Historically, our revenue has fluctuated quarter-to-quarter due to the timing of new customer acquisitions, existing customer renewals, and the related timing of delivery of licenses to our customers, which impacts when we can begin to recognize revenue in accordance with our revenue recognition policies. License delivery timing has primarily been impacted by our customers’ project schedules and the timing of new and enhanced product releases by us. To date, we have not experienced any significant impact on our results of operations due to seasonality. See “Risk Factors—Risks Related to Our Business—Our operating results have fluctuated from quarter-to-quarter and may continue doing so, which may cause our business and operating results to be materially and adversely affected and the market price of our common stock to decline or be volatile.”

Cost of revenue.    Our cost of revenue has increased relatively steadily over the eight quarters reported above due to increasing employee-related expenses for increased headcount of customer support personnel and the amortization of acquired intangible assets. The increase in cost of revenue in the fourth quarter of 2009 was primarily due to the amortization of acquired intangible assets related to the Sequence acquisition in September 2009.

Sales and marketing expense.    Our sales and marketing expense has fluctuated quarter-to-quarter primarily due to marketing tradeshow expense and commission expense for our sales and support team. Our commission program is tiered such that achievement of certain sales thresholds during the year increases sales commission rates. As a result, our sales and marketing expense increased in the fourth quarters of 2009 and 2010 primarily due to higher commission expenses that were the result of members of our sales and support team exceeding their sales targets and reaching higher commission tiers.

General and administrative expense.    Our general and administrative expense has typically increased over the last eight quarters as we have grown our business. We experienced a larger than usual increase in our general and administrative expense during the third quarter of 2009 due primarily to the third-party professional services fees related to our acquisition of Sequence. Our general and administrative expense increased significantly in the third quarter and fourth quarter of 2010 primarily due to an increase in third-party professional services fees.

Net income (loss).    Our net income (loss) has fluctuated over the eight quarters reported above primarily as a result of the factors described above.

Liquidity and Capital Resources

Our short-term and long-term liquidity requirements primarily arise from working capital requirements and capital expenditures, as well as acquisitions from time to time.

We believe that our cash on hand and anticipated cash flows from operations will provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital spending in the ordinary course of business for at least the next 12 months.

In summary, our cash flows were as follows:

	December 31, 2008	December 31, 2009	Change	December 31, 2010	Change
	(in thousands)
Net cash provided by operating activities	$9,225	$9,248	$23	$10,996	$1,748
Net cash provided by (used in) investing activities	(3,751)	953	4,704	(1,339)	(2,292)
Net cash provided by (used in) financing activities	49	(1,925)	(1,974)	(439)	1,486

Net increase in cash and cash equivalents	$5,523	$8,276	$2,753	$9,218	$942

Cash Flows for the Years Ended December 31, 2008, 2009, and 2010

Operating Activities

Net cash provided by operating activities increased by $1.7 million in 2010 compared to 2009 primarily due to a decrease in accounts receivable of $4.7 million and an increase in amortization and depreciation expense of $0.5 million, partially offset by an increase in deferred revenue of $2.3 million and a decrease in deferred tax assets of $0.9 million. Net cash provided by operating activities increased slightly in 2009 compared to 2008.

Investing Activities

Investing activities primarily include cash paid for acquisitions and cash invested in or proceeds from the sale of short-term investments. Net cash provided by (used in) investing activities was $(3.8) million, $1.0 million, and $(1.3) million in 2008, 2009, and 2010, respectively. Net cash paid for short-term investments accounted for $3.4 million and $1.1 million in 2008 and

2010, respectively. Cash paid for the Sequence acquisition accounted for $4.3 million of cash used for investing activities in 2009, offset by $6.0 million in net proceeds from short-term investments.

Financing Activities

Cash provided by (used in) financing activities consists of net proceeds from common stock purchases from option exercises and installment payments related to acquisitions. Net cash provided by (used in) financing activities was $49 thousand, $(1.9) million, and $(0.4) million in 2008, 2009, and 2010, respectively. Cash paid for purchase price holdbacks for the Sequence and Optimal acquisitions accounted for $2.0 million and $0.5 million in 2009 and 2010, respectively. No installment payments for acquisitions were made in 2008.

Indebtedness

We had no long-term indebtedness in 2008, 2009, or 2010. We do not maintain any lines of credit. See “Risk Factors—Risks Related to Our Business—Future capital needs may require us to seek debt financing or additional equity funding that, if not available on acceptable terms or at all, could cause our financial condition to deteriorate and materially harm our business.”

Contractual Commitments

Our cash flows from operations depend on several factors, including fluctuations in our operating results, accounts receivable collections, and the timing of payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table sets forth our contractual commitments as of December 31, 2010, for the periods noted:

	Total	2011	2012- 2013	2014- 2015	Thereafter
	(in thousands)
Operating leases (1)	$980	$780	$200	$—	$—
Capital leases	64	56	8	—	—
Royalty and license payment	653	653	—	—	—
Long-term accrued income taxes (2)	6,713	—	—	—	—

Total	$8,410	$1,489	$208	$—	$—

(1)	The lease for our corporate headquarters expires on October 31, 2011. We expect that our operating lease commitments will increase once we either renew or expand the lease for our current headquarters or enter into a lease for new headquarters.
(2)	Long-term accrued income taxes represent unrecognized tax benefits as of December 31, 2010. Currently, a reasonably reliable estimate of timing of payments in individual years beyond fiscal 2011 cannot be made due to uncertainties in the timing of the commencement and settlement of potential audits.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements at December 31, 2010, as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the Securities and Exchange Commission. We do not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities. In addition, we have not entered into any synthetic leases.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an ongoing basis, including those related to our revenue, income taxes, asset impairments, and stock-based compensation. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Different assumptions or judgments, and the resulting estimates, would likely affect our consolidated financial statements.

We believe the following critical accounting policies are the most significant to the presentation of our consolidated financial statements and require difficult, subjective, and complex judgments.

Revenue recognition

We license our software products and solutions primarily under time-based licenses, or TBL, agreements. A TBL is a license valid for a finite term, generally one to three years, in which the license expires at the end of the term. The software licenses are generally bundled with post-contract customer support (maintenance) for the license term.

We recognize revenue when: (1) persuasive evidence of an arrangement exists, (2) delivery of software or services has occurred, (3) the fee for such software or services is fixed or determinable, and (4) collectability of the full license or service fee is probable. We apply these revenue recognition criteria as follows:

•

Persuasive evidence of an arrangement exists.    Prior to recognizing revenue on an arrangement, our customary policy is to have a purchase order from customers that have previously negotiated a master end user license arrangement or purchase agreement, signed by both the customer and us.

•

Delivery has occurred.    We deliver our products to our customers electronically, and the delivery occurs when we provide the customer access codes, or “license keys,” that allows the customer to access a fully functioning version of the software product.

Certain of our license agreements provide our customers the right to adjust their licenses to cover other specified software. Because these agreements provide access to a specified set of software products, we do not consider delivery to have occurred until access to at least one copy of each of the products specified in the agreement has been granted to the customer. We will begin to recognize revenue ratably over the remaining license term once delivery of all software products covered by a license agreement occurs. Differences in the timing of delivery of software licenses and the start of license terms have caused period-to-period fluctuations in our revenue and are expected to continue to do so.

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Fee is fixed or determinable.    Our determination of whether an arrangement fee is fixed or determinable depends principally on the arrangement’s payment terms. For customers where payments are weighted toward the latter part of the contract term, we recognize revenue that represents the lesser of the fee that is due and payable, or the portion of the entire fee that would be recognized under a straight line method over the term of the license.

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Collectability is probable.    We judge collectability of the arrangement fee on a customer by customer basis pursuant to our credit review policy. When we acquire a new customer, we evaluate the customer’s financial position and ability to pay prior to selling a TBL to that customer. We generally only sell additional licenses to, or enter into license renewals with, existing customers with which we have a history of successful collection.

We have analyzed all of the elements included in our multiple element software arrangements and determined that as of December 31, 2008, 2009, and 2010, we did not have sufficient vendor specific objective evidence to allocate revenue to the maintenance components, as all current license arrangements come packaged with a combination of a term-based license and maintenance. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue ratably over the license term or as customer installments become due and payable, whichever is later.

We classify deferred revenue on our consolidated balance sheet as current and long term deferred revenue based upon whether we expect to recognize the revenue within the next 12 months or after the next 12 months.

Stock-based compensation

In connection with the grant of stock options to employees, we recorded stock-based compensation using the grant date fair value determined by the Black-Scholes-Merton option pricing model. Using the Black-Scholes-Merton option pricing model, we valued stock options taking into account the stock price at the grant date, exercise price, expected life of the option, expected dividend, and the risk free interest rate over the expected life of the option.

Option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. We estimated volatility by reference to the volatilities of comparable public companies. Judgment is also required in estimating the expected term of options and the number of stock-based awards that are expected to be forfeited. For stock-based compensation, the fair value of the stock is a significant factor in determining the amount of stock-based compensation expense. Prior to this offering, our shares have not been publicly traded and the fair value of our common stock has been determined by our board of directors. In determining the fair value of our common stock, our board of directors considers a number of factors, including:

•	contemporaneous studies of our common stock value performed by valuation specialists commencing in December 2006;

•	key milestones achieved in our business, including forecasted revenue, expense and cash flows, product development, and market acceptance; and

•	comparable company trading multiples.

Our board of directors also considered a variety of other factors including the book value per share of our outstanding capital stock, the price at which shares of our outstanding capital stock had previously been issued by us, the liquidation rights and other preferences to which the holders of those shares were entitled, the liquidation rights and other preferences which we may be required to grant to subsequent purchasers of one or more series of our preferred stock, the lack of marketability of our common stock, our industry revenue multiplier, the value of our assets, our actual and potential future cash flows, risk factors impacting us, exit alternatives and valuations for companies in our industry, values of similar entities in the industry, our results of operations and the potential for success of our competitors in the market and the competitive landscape.

Determining the fair value of our stock requires making complex and subjective judgments and estimates. There is inherent uncertainty in making these judgments and estimates. Our board of directors reviewed external studies of our common stock value prepared in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, primarily using a probability weighted expected return method which derives the per share value of common stock under four future outcomes. The enterprise fair values under the various scenarios rely on both an income approach and a market multiple approach.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of our revenue and costs. The projections used for each valuation date were based on our expected operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our business plan. The future cash flows were determined by subtracting taxes, future capital spending and future changes in working capital and adding future depreciation and amortization to earnings before interest and taxes. The interim cash flows and resulting terminal value were then discounted at a rate based on the weighted average cost of capital of comparable companies, as adjusted for our specific risk profile.

The market multiple approach was based on our historical and projected revenue, projected earnings over a particular period, which amounts were multiplied by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were selected for comparison purposes and used as a basis for choosing reasonable market multiples for us. Revenue and earnings multiples were derived from publicly traded companies deemed to be comparable to us.

After estimating our value based on the income and market approaches, the external studies of our common stock value then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of our common stock on a per share basis was estimated based upon an analysis of values for us assuming various outcomes, such as an initial public offering, merger or sale, liquidation or remaining private, and the estimated probability of each outcome on a per share basis. There is inherent uncertainty in these estimates. If different assumptions and estimates had been used, the valuations would have been different.

Since the beginning of 2009, we granted options to purchase shares of our common stock as follows:

Date of Grant	Number of Shares	Exercise Price and Estimated Fair Value
February 26, 2009	36,000	$1.75
May 18, 2009	15,500	1.75
August 26, 2009	35,050	1.75
December 2, 2009	346,200	2.25
January 27, 2010	14,800	2.25
April 8, 2010	123,300	2.25
August 23, 2010	222,000	3.55
November 16, 2010	58,300	4.55
February 3, 2011	88,875	5.35
March 7, 2011	938,300	6.80

Our board of directors was regularly apprised that each valuation was being conducted, and considered the relevant objective and subjective factors deemed important by our board of directors in each valuation conducted. Our board of directors determined that the assumptions and inputs used in connection with these valuations reflected our board of directors’ best estimate of our business condition, operating performance, and prospects at each valuation date. The deemed fair value per common share underlying our stock option grants was determined by our board of directors with input from management at each grant date.

On February 26, 2009, May 18, 2009, and August 26, 2009, we granted options to purchase an aggregate of 86,550 shares of our common stock with an exercise price of $1.75 per share. The fair value of our common stock was determined by our board of directors to be $1.75 per share based in part on an external study of our common stock value as of October 31, 2008, and on certain of the factors set forth above.

On December 2, 2009, January 27, 2010, and April 8, 2010, we granted options to purchase an aggregate of 484,300 shares of our common stock with an exercise price of $2.25 per share. The fair value of our common stock was determined by our board of directors to be $2.25 per share based in part on an external study of our common stock value as of September 4, 2009, and on certain of the factors set forth above. The increase in fair value from $1.75 per share in the October 31, 2008 valuation to $2.25 per share in the September 4, 2009 valuation was primarily the result of achieving our projected revenue growth, an increase in our revenue projections, as well as the following events during the intervening period:

•	we introduced two new RedHawk products. We also announced another new product, Sentinel-PI, which received the “Best New Product” award at the Design Automation Conference;

•	we secured significant new customers; and

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we completed our acquisition of the assets and certain foreign subsidiaries of Sequence Design in September 2009 to expand our business into the register transfer level design-for-power solutions, secure broader customer reach, and secure a capable employee base as well as potential valuable synergies.

On August 23, 2010, we granted options to purchase an aggregate of 222,000 shares of our common stock with an exercise price of $3.55 per share. The fair value of our common stock was determined by our board of directors to be $3.55 per share, based in part on an external study of our common stock value as of June 30, 2010, and on certain of the factors set forth above. The increase in fair value from $2.25 per share in the September 4, 2009 valuation to $3.55 per share in the September 30, 2010 valuation was primarily the result of increased revenue, as well as the introduction of several new products, including PowerArtist, PathFinder, and a new substrate analysis capability option for the Totem platform.

On November 16, 2010, we granted options to purchase an aggregate of 58,300 shares of our common stock with an exercise price of $4.55 per share. The fair value of our common stock was determined by our board of directors to be $4.55 per share based in part on an external study of our common stock value as of September 30, 2010, and on certain of the factors set forth above. The increase in fair value from $3.55 per share in the June 30, 2010 valuation to $4.55 per share in the September 30, 2010 valuation was primarily the result of continued strong financial performance as well as our contemplating the possibility of an initial public offering of our common stock.

On February 3, 2011, we granted options to purchase an aggregate of 88,875 shares of our common stock with an exercise price of $5.35 per share. The fair value of our common stock was determined by our board of directors to be $5.35 per share based in part on an external study of our common stock value as of December 31, 2010, and on certain of the factors set forth above. The increase in fair value from $4.55 per share in the September 30, 2010 valuation to $5.35 per share in the December 31, 2010 valuation was primarily the result of the following events during the intervening period:

•	we released an enhanced application, RedHawk 10.2;

•	we experienced positive results with respect to our research and development testing; and

•	our estimate that the possibility an initial public offering of our common stock had become more likely.

On March 7, 2011, we granted options to purchase an aggregate of 938,300 shares of our common stock with an exercise price of $6.80 per share. The fair value of our common stock was determined by our board of directors to be $6.80 per share based in part on an external study of our common stock value as of February 28, 2011, and on certain of the factors set forth above. The increase in fair value from $5.35 per share in the December 31, 2010 valuation to $6.80 per share in the February 28, 2011 valuation was primarily the result of the following events during the intervening period:

•	the market for our RedHawk 10.2 product continued to develop;

•	we achieved research and development milestones;

•	we continued our efforts toward completing an initial public offering.

The following table presents the intrinsic value of all options outstanding at                    , 2011, based on the assumed initial public offering price of $        per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus.

	Number of Options Outstanding	Intrinsic Value
Vested options		$
Unvested options
Total

In addition to the estimates for the value of our common stock price discussed above, the following are additional key assumptions used to determine the fair value of options granted using the Black-Scholes-Merton option pricing model:

Expected stock price volatility.    The computation of expected volatility is based on the volatility of comparable companies from a representative peer group based on industry and market capitalization data.

Expected term of option.    The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior as influenced by changes to the terms of our stock-based awards. We determined the expected term in accordance with the “simplified method” for a “plain vanilla” employee stock option for which the value was estimated using a Black-Scholes-Merton formula. Under this approach, the expected term would be presumed to be the midpoint between the vesting date and the end of the contractual term. The use of this approach was permitted as we did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the fact that our equity shares have not been publicly traded.

Expected dividend yield.    The dividend yield assumption is based on our history and expectation of dividend payouts. We use a dividend yield of zero, as we have never paid cash dividends and do not expect to pay cash dividends in the future.

Expected risk free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.

Forfeiture rate.    The forfeiture rate is based on a review of recent forfeiture activity and expected future employee turnover.

Income Taxes

We provide for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates as income in the period that includes the enactment date. We provide a valuation allowance to reduce deferred tax assets to the amount of future tax benefits that we are more likely than not to realize.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. We measure recognized income tax positions at the largest amount that is greater than 50% likelihood of being sustained. We reflect changes in recognition or measurement in the period in which the change in judgment occurs.

The calculation of tax liabilities involves the inherent uncertainties associated with the application of complex tax laws. We are also subject to examination by various taxing authorities. We believe we have adequately provided in our financial statements for potential additional taxes related to unrecognized tax benefits. If we ultimately determine that these amounts are not owed, we would reverse the liability and recognize the tax benefit in the period in which we determine that the liability is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, we would record an additional charge to income.

Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Our assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as foreign source income. Specifically, during the year ended December 31, 2008, based on our historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, we believed that it was more likely than not that that all of our deferred tax assets except certain foreign tax credits and acquired net operating losses subject to limitations will be realized and as a result, valuation allowance of $4.6 million was released during the year, of which $4.1 million was recorded as deferred tax benefit, and $0.5 million was recorded as goodwill adjustment. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments, and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments, and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our business, financial condition, and operating results.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and identifiable intangible assets we acquire. We test the carrying amount of goodwill for impairment annually or more frequently if facts and circumstances warrant a review. A two-step evaluation process is conducted to assess whether an impairment charge related to goodwill is required. First, we compare the fair value of each reporting unit to its carrying value. If the fair value equals or exceeds the carrying value, we do not consider goodwill impaired, and we do not proceed to the second step. If the carrying value of any reporting unit exceeds its fair value, then we must determine the implied fair value of the reporting unit’s goodwill and compare this to the carrying value of its goodwill and other intangible assets. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, we record an impairment charge equal to the difference. In 2008, 2009, and 2010, we operated as one reporting unit and there were no impairments to goodwill. The fair value of our reporting unit exceeded the carrying value by a significant amount.

Intangible assets consist of purchased technology, patent, customer relationships, and contract backlog. We amortize intangible assets on a straight line basis over their estimated useful lives, which range from two to seven years.

Recent Accounting Pronouncements

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting for non-software transactions. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are required to be adopted in the first quarter of 2011. We will adopt the guidance on a prospective basis effective the first quarter of fiscal 2011. We do not believe the adoption of the guidance will have a material impact on our consolidated financial statements.

In October 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are required to be adopted in the first quarter of 2011. We will adopt the guidance on a prospective basis effective the first quarter of fiscal 2011. We do not believe the adoption of the guidance will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Currency Exchange Rates

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. Our revenue, costs, expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities, none of which is currently material. Although we have not previously done so, to mitigate the exposures resulting from the changes in the exchange rates of foreign currencies, we may enter into foreign exchange forward contracts.

BUSINESS

Overview

We are a leading provider of innovative power analysis and optimization software solutions that enable the design of power-efficient, high-performance, noise-immune integrated circuits, or ICs, and electronic systems. Our solutions consist of a suite of software tools and methodologies that enable design engineers to reduce power consumption, ensure reliable delivery of power to ICs and electronic system components, and mitigate power-induced signal interference, or noise. We believe our solutions are critical to the design of our customers’ products and allow our customers to deliver power-efficient ICs and electronic systems that are resistant to the impact of noise, or noise-immune, at lower costs and with a faster time to market than with alternative solutions.

The demand for more power-efficient and noise-immune ICs and electronic systems is being driven primarily by the proliferation of high-performance mobile devices, miniaturization of these devices, and the rising costs of electricity for data centers. Developing these ICs and electronic systems, however, is increasingly difficult due to industry trends including growing design complexity, smaller geometries for ICs, and the increased integration of various components of an electronic system onto a single IC.

Our singular focus on power analysis and optimization, backed by our more than ten years of research and development exclusively dedicated to these areas, strongly positions us to address these market trends and design challenges. We have introduced several products that have been first to market in various aspects of power and noise analysis. Our products address power and noise challenges throughout various phases of the IC and electronic system design process, from initial prototyping to design completion. The accuracy, efficiency, capacity, and comprehensiveness of our solutions provide engineers with the confidence in their analyses to progress a design to the next phase in the process, which is known as sign-off. Highly accurate and reliable sign-off solutions are critical to engineers due to the costly and highly visible consequences of design flaws that can lead to product failures and recalls. We believe that our RedHawk platform is the sign-off solution of choice for the analysis of reliable delivery of power to ICs.

In 2010, we sold licenses to 125 companies globally and we frequently sell licenses to multiple business units within these companies. Our customers include all of the top 20 semiconductor companies as measured by revenue in 2010 according to iSuppli. Our customers also include leading electronic system companies serving market segments such as mobile devices, high-performance computing and networking, consumer electronics, and automotive and medical electronics. These customers include, among others, ARM Limited, Hynix Semiconductor Inc., Intel Corporation, LSI Corporation, MediaTek, Inc., QUALCOMM Incorporated, Samsung Electronics Co., Ltd., Sony Corporation, STMicroelectronics N.V., Texas Instruments Incorporated, and Toshiba Corporation.

We sell licenses primarily through a direct sales and support organization located in our customers’ key domestic and international regions. Our global support organization is comprised of application engineers who are specialists in power-efficient and noise-immune design and analysis methodologies. We view our support team as a competitive differentiator that, along with the compelling value delivered by our products, has driven our high software license renewal rate. All of our top 20 customers in each of 2008, 2009, and 2010 remain our customers today.

We generate substantially all of our revenue through the sale of time-based software licenses, typically ranging from one to three years. As of December 31, 2010, the average length of our time-based licenses was two and one half years. Our revenue was $25.7 million, $34.6 million, and $44.0 million in 2008, 2009, and 2010, respectively, and we were profitable in each of these years.

Our Industry

Design engineers use a variety of software tools for the development of power-efficient and noise-immune ICs and electronic systems. Increasing design complexity and enhanced IC and system functionality are making power-efficient, noise-immune design and analysis one of the most critical and complex challenges affecting the price, performance, reliability, and time to market of ICs and electronic systems. Highly-sophisticated software solutions are thus required to comprehensively address power efficiency and noise immunity for both the design of ICs and electronic systems.

Growth in Demand for More Power-Efficient and Noise-Immune ICs and Electronic Systems

Several factors are driving increasing demand for more power-efficient and noise-immune ICs and electronic systems, including:

High-Performance Mobile and Other Electronic Device Proliferation

The demand for high-performance mobile devices, such as smartphones and media tablets, is driving growth in the semiconductor industry. Media tablet and smartphone unit sales are projected to increase 163% and 44%, respectively, in 2011 over 2010, according to IDC. Consumers are using their mobile devices for a growing number of applications, for more hours every day, and are demanding extended battery life. IC and electronic system manufacturers are developing more power-efficient electronic components to meet this demand and have begun marketing extended battery life as a key differentiating product feature.

Device Miniaturization

The increased demand for smaller electronic systems, such as smartphones, media tablets, and digital cameras, along with the trend toward smaller geometries for ICs, has required semiconductor manufacturers to significantly increase circuit density and the number of transistors on ICs. When the space between circuits is reduced, power is condensed into a smaller area, which can cause overheating, impacting IC performance, reliability, and overall system efficiency. In addition, smaller devices constrain the size of cooling systems and batteries, which reduces available power. As a result, design engineers must develop products that consume less power in order to extend battery life and manage heat dissipation.

Increased Wireless Connectivity

The ubiquity of wireless protocols, including cellular, WiFi and Bluetooth, is enabling enhanced connectivity between a wide variety of electronic devices. For example, consumers are now using their smartphones to wirelessly connect to and control their televisions and home entertainment centers, printers, personal computers, thermostats, lighting and security systems, and even to monitor the energy output of solar panels on their roofs. This explosion in system-to-system wireless communication is amplifying the amount of noise within and between ICs, causing systems to sometimes malfunction or fail. IC and electronic system designs must be adapted to reduce the impact of noise in order to facilitate the ongoing trend towards increased wireless connectivity.

IT Infrastructure Power Consumption and Electricity Costs

Reducing power consumption and electricity costs for information technology, or IT, infrastructure has become a high priority for enterprises and data centers. Gartner estimates that at current pricing, the energy expense to support a typical data center server will exceed the cost of that server within three years. As a result, data center operators are seeking solutions that reduce IT infrastructure power consumption and electricity costs while also enhancing performance.

The Challenges of Power-Efficient and Noise-Immune IC and Electronic System Design

To meet the rising demand for more power-efficient and noise-immune ICs and electronic systems, engineers require power analysis and optimization solutions to develop and test new designs. The design challenges that these solutions must address include:

Power Budgeting

Engineers who design ICs must meet power specification limits, or power budgets, that are dictated by the electronic system companies who buy their products. Demand for enhanced functionality and performance in ICs and electronic systems is rapidly increasing the amount of power required by these products. However, power budgets are expected to remain at current levels in order to meet extended battery life demands of end users. The combination of increasing power requirements and constant power budgets is creating a significant challenge for design engineers. According to the International Technology Roadmap for Semiconductors, or ITRS, the power consumption requirements of mobile devices will be approximately six times greater than their power budgets by 2015 and ten times greater by 2020 unless power-efficiency design, analysis, and optimization solutions are used in the design process.

Design engineers must meet power budgets for a wide variety of operating conditions. For example, an IC for a smartphone must be tested to ensure that it meets power budget requirements in active, standby, dormant, charging, and shutdown modes. A comprehensive power budgeting solution is required to accurately analyze power values in all operating modes and while running all potential applications of the system. If engineers fail to meet power budgets, their products may be rejected by electronic system designers, or the end product may experience reduced battery life or other detrimental performance issues.

Power Delivery Integrity

Power delivery integrity is the reliable delivery of power to all components of ICs and electronic systems while meeting power budgets. Power delivery integrity is analogous to the way in which an electric power grid operator ensures that electricity is delivered to end users reliably, consistently, and in adequate amounts while minimizing loss in the transmission network. ICs and electronic systems designed with inadequate power delivery integrity may experience large fluctuations in supply voltage and operating power that can cause system failure. These fluctuations particularly impact ICs used in mobile handsets and high-performance computers, where they may cause an application or program to freeze or crash. Ensuring power delivery integrity requires accurate modeling of multiple individual components that are designed by different engineering teams, as well as comprehensive analysis of the interactions between these components. Organizational boundaries between these engineering teams often prevent them from interacting effectively and sharing data, which can lead to design errors and development delays.

Power-Induced Noise

The flow of electric current within an IC or electronic system can interfere with the operation of other components in the product, as well as with nearby systems. This interference is referred to as power-induced noise. Depending on its severity, this noise may cause products to fail and can prevent mobile devices, high-performance computing and networking equipment, consumer electronics, and automotive and medical electronics from meeting regulatory requirements or mission critical operational and safety requirements. Power-induced noise can also cause unpredictable fluctuations in the input/output data transfer rate in high-performance electronic systems, which may corrupt the data transfer and result in, for example, a digital video stream becoming pixilated. To satisfy regulatory requirements, and prevent failures or performance degradation caused by power-induced noise, early detection using comprehensive software simulation and modeling tools is required. The costs and complexity of resolving power-induced noise issues are significantly higher if these issues are not identified early in the design process at the IC, package, or printed circuit board, or PCB, level. This requires effective coordination across the design process to generate representative power and noise models of the ICs, packages, and PCBs that will be integrated into an electronic system.

Limitations of Alternative Solutions

Design engineers use power analysis to predict the power consumption in an IC or the fluctuations in the power supply in an electronic system. These predictions are used to make design change decisions that impact the performance, cost, and development time of ICs and electronic systems, and must be highly accurate. The accuracy of the power analysis results depends on the sophistication of the simulation models created by the power analysis software, as well as the ability of the power analysis software to model an IC in its entirety as well as its package, the PCB on which it is mounted, and in its interactions with other nearby ICs. These analyses must also be executed efficiently to enable rapid design cycles and time to market and must be comprehensive enough to cover the various phases of the design process and each component of the electronic system.

To achieve their design goals and meet requirements set by their customers, design engineers use a number of third party or internally developed tools. However, many of these tools only address power analysis needs of one or a few phases of the design process. These tools do not enable the efficient sharing of data and models between the various teams working on separate design phases. Also, because they lack the capability to efficiently simulate an entire IC, many of these tools adopt a “divide-and-conquer” approach whereby a design is partitioned into sub-blocks and those sub-blocks are analyzed separately. As a result, we believe the interactions that happen inside an IC, between an IC and its package and PCB, and between various ICs on the PCB are not captured and the analyses are often inaccurate. As a result of the foregoing, we believe design processes that use these third-party or internally-developed tools result in extended design cycles and are more at risk of design failure than if they used our solutions.

Benefits of Our Solutions

We offer a suite of software tools and methodologies that provide innovative power analysis and optimization capabilities through various phases of the design process, from initial prototyping to full electronic system design completion. Our solutions deliver the following benefits:

Accuracy.    Our solutions analyze design models and provide results that are closely correlated to power and noise measurements of the manufactured ICs and electronic systems.

The predictability, consistency, and reliability of our analyses provide valuable input for engineering teams during various phases in the design process. Our tools help our customers meet increasingly stringent power budgets, and avoid costly over-designs.

Capacity.    Our solutions can simultaneously analyze an entire IC or electronic system, instead of using the traditional “divide-and-conquer” approach of partitioning a design or a system into its sub-blocks and analyzing those sub-blocks separately. Our tools can use techniques such as hierarchical modeling to simultaneously analyze an IC, package, and PCB design, whereas other power analysis tools need to analyze individual components separately. By analyzing an entire design, we can model the interactions inside an IC, between an IC and its package and PCB, and between the various ICs. This avoids the errors and inaccuracies that commonly occur when performing the analysis only at the sub-block level.

Efficiency.    Our solutions deliver rapid turnaround for power analysis. For example, our solutions are able to complete analyses significantly faster than many alternative power analysis tools, if these alternative tools are able to complete the analyses at all. This reduced turnaround time increases engineering team productivity, especially for those working on complex, power-sensitive designs. We believe that the efficiency of our tools delivers a higher return on computing resources, reduces time between, and the number of, design iterations, and helps our customers achieve lower costs and faster time to market than many alternative solutions.

Comprehensiveness.    Our solutions enable power analyses at the various phases of the design process for electronic systems, from the initial IC prototyping process to full electronic system design completion, leading to quicker design convergence. Engineering teams who work on the various components of ICs and electronic systems, or on the different phases in the design process, are often separated by organizational boundaries and may not interact or share data, which can lead to design errors or missed schedules. Our solutions create user-friendly, compact models that enable data sharing among these different design teams, such as between automotive or communications system companies and their IC suppliers.

Our Strengths

Our core competitive strengths include:

Exclusive focus on power.    We focus exclusively on providing solutions that enable high-performance, power-efficient, and noise-immune IC and electronic system designs. This focus has enabled us to dedicate significant resources towards developing what we believe are the most advanced, effective power analysis solutions available on the market. We believe we have more research and development personnel focused on solving power and noise challenges than any of our competitors. As ICs continue their migration to smaller geometries, the design and analysis challenges we address will evolve, and we believe that our exclusive focus on power will enable us to remain at the forefront of power analysis technology development.

Diverse and growing blue chip customer base.    Our customers include all of the top 20 semiconductor companies as measured by revenue in 2010 according to iSuppli. Our customers also include leading electronic system companies serving market segments such as mobile devices, high-performance computing and networking, consumer electronics, and automotive and medical electronics. Our customers include, among others, ARM Limited, Hynix Semiconductor Inc., Intel Corporation, LSI Corporation, MediaTek Inc, QUALCOMM Incorporated, Samsung Electronics Co., Ltd., Sony Corporation, STMicroelectronics N.V., Texas Instruments Incorporated, and Toshiba Corporation. All of our top 20 customers in each of 2008, 2009, and 2010 remain our customers today. We grew our customer base by over 118% in the last three years, from 53 customers at the beginning of 2008 to 116 customers at the end of 2010.

Critical solution for power sign-off.    We believe that our flagship product, RedHawk, is the sign-off tool of choice for the analysis of reliable delivery of power to ICs. Software design and analysis solutions achieve sign-off status by becoming a highly trusted product for the problems they solve. As a result, sign-off solutions often enjoy significant competitive advantages such as product longevity, structural barriers to entry, and substantial market share.

Comprehensive power analysis solutions.    We provide engineers a unified environment to address the design challenges associated with power efficiency and noise immunity throughout various phases of the IC and electronic system design process. Additionally, by generating compact, user-friendly models, our solutions facilitate effective coordination among the multiple engineering teams that work on the design of ICs and complex electronic systems but are separated by organizational boundaries.

Power-focused global customer support team.    Our customer support team consists of application engineers who typically have significant and relevant industry experience who are exclusively focused on helping our customers with their power-efficiency and noise-immunity design challenges. Our support engineers analyze and resolve customer problems, gain technical insight that enables future product development, and enhances customer loyalty. We provide direct support to our customers and view our support team as a competitive differentiator that, along with the high value of our products, helps maintain our high license renewal rate.

Our Strategy

Our goal is to enhance our leadership position as a provider of software tools and methodologies that enable power-efficient, noise-immune IC and electronic system designs. Key components of our strategy include:

Extend our core technology leadership.    We have established ourselves as a market and technology leader for power analysis in the design of ICs and electronic systems. We believe that our RedHawk platform is the sign-off tool of choice for the analysis of reliable delivery of power to ICs. We plan to continue to invest in research and development to maintain and extend our core technology leadership position. For example, we recently introduced our newest product, PathFinder, which is a simulation-based electro-static discharge, or ESD, event analysis solution.

Increase deployment of our products to existing customers.    As the demand for lower power and higher performance electronic systems continues to rise, and as our customers continue to increase their focus on delivering power-efficient solutions, we plan to increase the number of licenses we sell to our existing customer base. We also plan to increase the number of products we sell to our existing customers.

Broaden our customer base.    We plan to continue to increase our market share among leading IC and electronic system companies. Our ability to acquire new customers is an important element of our growth strategy, and our sales organization expends a considerable portion of its efforts on expanding our customer base. We seek to leverage our brand, technology leadership, and customer support to add new customers. In addition to focusing on markets in which we currently have significant penetration, such as mobile devices and high-performance consumer electronics, we also intend to target additional market leaders in high-value IC and electronic systems markets, such as memory and automotive.

Leverage existing partnerships with market leaders to penetrate their customers.    We plan to leverage our relationships with leading semiconductor customers to expand our sales to their end customers. Because each of our four platforms targets different parts of the IC and electronic system design process and generates models which can be shared with our other platforms, we can improve our customers’ ability to collaborate with their customers to deliver more power-efficient ICs and electronic systems.

Expand our addressable market with new products and enter new markets.    We plan to develop new products that target adjacent and related end markets where we can leverage our strong brand and our core underlying technology in power analysis to deliver an even broader suite of solutions. For example, in 2010, we introduced PathFinder, our ESD analysis product. We may also extend our product offering through selective strategic acquisitions. For example, in 2009, we acquired the assets and certain foreign subsidiaries of Sequence Design, Inc. through which we acquired PowerArtist, our platform for power analysis in the initial design stage of an IC.

Our Solutions

The IC and Electronic System Design and Analysis Process

The design process for an electronic system, which typically consists of multiple packaged ICs placed on one or more PCBs within a chassis, case or enclosure, follows a series of discrete steps starting from the initial concept definition to the design and development of individual components, leading to the final assembly of the integrated electronic system. Each component of an electronic system is separately analyzed and must receive sign-off at every design phase to ensure that it meets its power budget and power delivery integrity requirements. The specificity of the power analysis done at each design phase requires a simulation software platform that can address the requirements of that design phase.

During the initial design stage of an IC, the operation of the circuit as well as the interconnection of various inputs and outputs is typically described in a high-level format known as register transfer level, or RTL. Power analysis on this RTL description of the IC enables engineers to efficiently explore design changes that help them reduce the power consumption in their circuits and meet power budget requirements of the electronic system. During the physical design stage, the sub-blocks and the intellectual property, or IP, cores of the IC are designed first. These are integrated into an IC that is then placed inside a package and attached to a PCB. In some applications such as mobile phones, multiple ICs may be incorporated into a single package or stacked three dimensional IC configurations to save space. Accurate and comprehensive power analyses are required to ensure that the design of these sub-blocks, IP cores, IC, package, and PCB meet the prescribed power delivery integrity goals. Power-induced noise analysis is done on the electronic system to predict the interaction and coupling that occur between the components present in the system. This analysis helps to predict failures from effects such as electromagnetic emission or input/output signal transmission interference. To increase the comprehensiveness and accuracy of these analyses, representative models must be created at each phase of the design process and passed to the analysis done in the subsequent design phase.

Our Product Platforms

We organize our products into four broad platforms based on their application in the specific phase of the electronic system design process. These four product platforms span our customers’ IC and electronic system design processes, providing them with comprehensive power budgeting, power delivery integrity, and power-induced noise analysis capabilities that they need to design and deliver their complex electronic products.

PowerArtist.    This software platform, used on the RTL description of an IC, helps design engineers meet their power budget requirements through power analysis, power reduction, and design optimization early in the design cycle, when the flexibility to undertake design changes to increase the power-efficiency of the IC is highest.

Totem.    This software platform targets power budgeting and power delivery integrity analysis of memory components such as Flash and DRAM, input/output IPs such as HDMI and DDR circuits, and analog IPs such as power management circuits.

RedHawk.    This software platform is used for power budgeting, power delivery integrity, and power-induced noise analysis of digital logic circuits, system-on-a-chip designs, ASICs, and microprocessor designs.

Sentinel.    This software platform is used for power delivery integrity and power-induced noise analysis of an electronic system consisting of ICs, packages, and PCBs.

In addition to these four product platforms, we offer PathFinder, a simulation-based ESD event analysis solution. An ESD event results from the creation and discharge of a large amount of electrical energy. When this electrical energy is transferred to or from an IC, it severely impacts the critical wiring and logic circuitry of the IC. PathFinder analyzes ESD events for an entire IC, highlighting weaknesses in the design that can make it susceptible to failure from an ESD event. It operates with our RedHawk and Totem platforms to perform ESD-related verification for digital and analog designs.

The table below illustrates where our customers use each of our product platforms in the IC design process.

Our Design Flows

Our solutions create user-friendly, compact models that enable data sharing among different design teams, such as between automotive or communications system companies and their IC suppliers. These models enable integrated design flows that link together disjointed design phases fostering closer collaboration among teams working on each of these design steps. These integrated design flows eliminate iterative and time-consuming design closure that results when these design steps are undertaken separately. The end result is faster design convergence and lower product costs.

Our product platforms enable three key design flows:

RTL-to-silicon ultra-low-power design flow.    The combination of our PowerArtist and RedHawk platforms enables efficient data sharing, from the initial RTL description phase to the physical design state of the IC. Analysis performed by PowerArtist at the RTL stage results in information that enhances the quality and coverage of the analyses performed by RedHawk subsequently in the physical design process. This integrated ultra-low-power analysis flow helps design engineers meet power budget and power delivery integrity requirements by ensuring a consistent analysis methodology throughout the IC design process.

Analog-to-digital single-chip design flow.    The combination of our Totem and RedHawk platforms enables a consistent power analysis flow for complex ICs by enabling efficient data sharing between the design engineer of the sub-blocks or IPs and the IC design engineers. This data sharing mechanism, which is enabled through the creation of compact and accurate models of the sub-blocks or IPs, helps the IC design engineer analyze an entire IC efficiently and to model and predict the interactions between these sub-blocks and IPs that impact the power budget, power delivery integrity, and power-induced noise in the electronic system.

Chip-to-package/PCB design flow.    The combination of our RedHawk and Sentinel platforms provides a comprehensive chip-package-PCB/system, or CPS, analysis and optimization environment to meet power delivery, signal integrity, thermal cooling, and electromagnetic interference design goals. In this CPS design flow, compact models are created for all relevant components in an electronic system and then simulated concurrently for its different operating modes to ensure immunity from power-induced noise.

Our Customers

Our top 20 customers, based on 2010 revenue contribution, include 14 of the 20 largest semiconductor companies, as measured by 2010 semiconductor revenue according to iSuppli. All of the iSuppli top 20 semiconductor companies were our customers in 2010. Our customers also included leading electronic system companies serving market segments such as mobile devices, high-performance computing and networking, consumer electronics, and automotive and medical electronics. Our customers include, among others:

ARM Limited	MediaTek Inc.	STMicroelectronics N.V.
Hynix Semiconductor Inc.	QUALCOMM Incorporated	Texas Instruments Incorporated
Intel Corporation	Samsung Electronics Co., Ltd.	Toshiba Corporation
LSI Corporation	Sony Corporation

While our primary focus is on working with leading companies, we also focus significant effort on selling our products to emerging companies.

We had 116 active customers as of December 31, 2010. In 2009, two customers accounted for 10% or more of our revenue, with Texas Instruments Incorporated accounting for 12% of our revenue and QUALCOMM Incorporated accounting for 10% of our revenue. In 2010, only one customer accounted for over 10% of our revenue, with Intel Corporation accounting for 11% of our revenue.

Our customers are also broadly distributed across geographic and product sectors. Based on the regions to which we shipped our products, in 2010 the United States accounted for 57% of our revenue, Europe, Middle East and Africa accounted for 15% of our revenue, Asia Pacific, excluding Japan accounted for 14% of our revenue, and Japan accounted for 14% of our revenue.

Our customers often initially purchase licenses for a single location, department or division. Based upon the initial success of the products, many of our customers have expanded their use of our products into other parts of their organizations. We believe that we can sell our existing products more extensively within our existing customers and sell such customers new and enhanced products as we expand our product lines.

Sales and Marketing

We generate substantially all of our revenue through our direct sales force. Our direct sales force consists of sales personnel, product specialists, and application engineers. Application engineers primarily provide technical pre-sales and post-sales support. These engineers work with our sales team. The complexity of our products requires us to spend substantial time and effort to assist potential customers in evaluating our software and in benchmarking our products against those of our competitors. Therefore, our sales cycle typically ranges between three and nine months but can be longer. During the sales cycle, our direct sales force generally provides technical presentations, product demonstrations, and support for on-site customer evaluation of our platforms.

In the United States, we have sales offices located in Northern and Southern California and Texas and sales personnel in Washington. Internationally, we have sales offices located in China, France, Japan, South Korea, and Taiwan and sales personnel located in Germany and Israel.

We typically license our products under non-exclusive license agreements. The majority of our licenses allow a number of individual users to use our products. Substantially all of our licenses are time-based and typically range from one to three year terms.

We focus our marketing efforts on creating and increasing product demand and brand awareness based on our products and technologies, and generating sales leads. Our strategy is to distinguish ourselves as an innovation leader by delivering products that solve mission-critical challenges and enable our customers to differentiate their products from their competitors. Our marketing programs promote and communicate our track record of first-in-class product introductions, our leading position in power analysis for the design of ICs and electronic systems, and our electronics ecosystem design flow initiatives.

We employ various marketing communications channels to inform existing and potential customers about our products. These channels include our website, quarterly newsletters, technology forums (live seminars), web-based seminars, on-site product training sessions, tradeshows, user workshops, whitepaper/conference papers, sponsored newsletters, blog postings, and other public relations initiatives, with an emphasis on user experience sharing and successes.

We have historically spent little on direct advertising.

Research and Development

We primarily conduct research and development on existing and new technologies within our research and development team. We have also used acquisitions to augment our own research and development efforts, such as our acquisition of Optimal Corporation in 2007 and our acquisition of the assets and certain foreign subsidiaries of Sequence Design, Inc. in 2009. We have received significant industry recognition for our research and development efforts, including being an EDN Innovation of the Year Awards recipient in 2003 and 2007, and a finalist for the award in 2005, 2009, and 2010.

We operate within sectors that typically combine rapid innovation with increasing design and manufacturing complexity. Our future performance depends in part on our ability to meet and exceed increasingly demanding productivity, quality, predictability, and cost requirements on a schedule that keeps pace with our customers’ technology developments and foundry process advancements. This requires us to make significant investments to further enhance our core technologies and expand our product offerings.

We actively recruit engineers and developers with expertise and degrees in computer science, semiconductor physics, electrical engineering, and other engineering disciplines. As of December 31, 2010, we had 127 employees engaged in research and development activities. Our research and development expenses were $7.8 million, $8.6 million, and $11.5 million in 2008, 2009, and 2010, respectively.

Customer Support

We maintain direct customer support at various strategic locations throughout the world and provide support on initial analysis and design flow setup in the customer design environment, training on use of our products, tracking of issues, result qualification assistance, and silicon debug. Domestically we have application engineers based in Northern and Southern California, Colorado, Texas, and North Carolina. Internationally, we have direct customer support centers in China, France, India, Japan, South Korea, Taiwan, and customer support personnel in Israel, Germany, and the United Kingdom.

We hire application engineers and product specialists that typically have significant and relevant industry experience who can analyze customer needs and gain technical insight that enables future product development and enhancement. Our application engineers have deep cross-domain expertise enabling the sale and use of our products in our key design flows.

We continually seek to achieve total customer satisfaction on the use of all of our products in the entire design flow. Our application engineering team enables customers to successfully use our products not only for sign-off, but also for in-design optimization and for early prototyping and planning. The combination of deployment throughout the design chain and expanded use within each design step ensures continuous and robust use of our products in a customer design environment.

We also continually seek to enhance our customers’ success by assisting with their critical, time-sensitive projects through early planning and continuous tracking, by identifying and jointly solving complex, next-generation problems, and by enabling knowledge sharing and expertise build-up within and across organizations. By setting up and coordinating user groups that operate within a customer organization and across the industry, we help define standards on data sharing and analysis guidelines that in turn enable our customers to be successful in delivering products to their customers.

Competition

The markets in which we operate are highly competitive. We compete principally on the basis of technology leadership, product quality and features (including ease-of-use), license terms, post-contract customer support, interoperability with our products and other vendors’ products, and price and payment terms. Our competitors include ANSYS, Inc., Cadence Design Systems, Inc., Magma Design Automation Inc., Mentor Graphics Corp., and Synopsys, Inc. We also compete with many privately held companies.

Many of our competitors have, and future competitors may have, competitive advantages, including but not limited to closer integration with design implementation tools, greater resources that can be devoted to the development, promotion, and sale of their products, more established sales channels, greater development experience, larger intellectual property rights portfolios, and/or greater name recognition.

Gaining market share in the markets in which we operate is difficult because it often takes years for a customer to move from a competitor. The products our competitors offer are generally difficult to master. This difficulty often results in customers being disinclined to make changes once their employees, as well as others in the industry, have developed familiarity with a particular product. Many of our competitors have established relationships with our current and potential customers and can devote substantial resources aimed at preventing us from establishing or enhancing our customer relationships. Many of our competitors currently sell products that our customers and potential customers have broadly adopted, providing them a substantial advantage when they sell products that perform functions substantially similar to some of our products. These structural barriers may prevent us from obtaining new customers and gaining market share, may require us to reduce product pricing and cause us to lose existing customers, which could harm our business, financial condition, and operating results.

We also compete with the internal IC design automation development groups of our existing and potential customers. Therefore, these customers may not require, or may be reluctant to purchase, products offered by independent vendors such as us. See “Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive, and these competitive pressures may prevent us from obtaining new customers and gaining market share, may require us to reduce our product and services pricing or cause us to lose existing customers, which could materially harm our business, financial condition, and operating results.”

Intellectual Property

We rely upon a combination of copyright, patent, trademark and trade secret laws, license and nondisclosure agreements, and technical measures to establish and protect our intellectual property and our rights to such intellectual property. Our intellectual property portfolio includes 32 issued U.S. patents, one issued non-U.S. patent, two pending U.S. patent applications, and one pending non-U.S. patent application. Generally, the term of patent protection is 20 years from the earliest effective filing date of the patent application. Our issued patents are scheduled to expire at various times between 2017 and 2028, subject to any applicable patent term adjustments and our timely payment of applicable maintenance fees. Our patents generally relate to our products and the technology used in connection with our products.

While our patent portfolio is a significant component of our intellectual property strategy, patents afford only limited protection for our technology, may be difficult, expensive, and time consuming to enforce, and may not prevent our competitors from designing around our patents or developing competing non-infringing technologies. See “Risk Factors—Risks Related to Our Business—We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.”

We currently have six registered trademarks in the United States, and one registered trademark in non-U.S. jurisdictions. We also have rights in other trademarks that are important to our business but that are not the subject of federal trademark registrations.

In addition to patents and trademarks, to protect our intellectual property rights, we rely significantly upon a combination of copyright laws, trade secret laws, non-disclosure agreements with our customers, employees, and suppliers, our internal security systems, confidentiality procedures, and employee/contractor confidentiality agreements. Although we take steps to protect our intellectual property, infringement and misappropriation may still occur. See “Risk Factors—Risks Related to Our Business—In addition to patents, we rely on trademark, copyright, and trade secret laws and contractual rights to protect our intellectual property, and the failure to sufficiently protect our intellectual property could harm our ability to compete and grow our business.”

We are also party to various license agreements with third parties which typically grant us the right to use certain technology in conjunction with our software products. This exposes us to risks over which we may have little or no control. See “Risk Factors—Risks Related to Our Business—Some of our products incorporate technology we license from third parties, and if we do not maintain these licenses, if a licensor terminates our license to use its technology, or if a licensor has difficulties keeping up with technological changes or stops supporting our products, our ability to develop and license our products could be materially delayed, reduced or prevented.”

Our industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. There are numerous patents in the markets in which we operate and new patents are frequently issued rapidly. We expect that software suppliers and their customers will be subject to an increasing risk of intellectual property claims. Any such claims, with or without merit, could be time consuming, result in costly litigation, distract management and employees, cause product shipment delays, obligate us to indemnify our customers and resellers, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us. See “Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims or other litigation, which can be costly to defend, can take the time of our management and employees away from day-to-day operations and could result in our losing important rights and paying significant damages.”

We enter into standard license and non-disclosure agreements in the ordinary course of business. Pursuant to these agreements, we agree to indemnify our customers and resellers for losses suffered or incurred by them as a result of any patent, copyright or other third-party intellectual property infringement claim directly or indirectly caused by our products or for improper disclosures by our employees. These indemnification obligations typically have perpetual terms. Based upon our historical lack of product and patent infringement claims and improper disclosure claims, we have not recorded any such liabilities in our financial statements. See “Risk Factors—We may be unable to make payments to satisfy our indemnification obligations or in the event of improper use or disclosure of confidential information, which would harm our customer relationships and our business.”

We have also agreed with one of our largest customers not to assert our patents against such customer, and also agreed that, under certain circumstances, if we divest or assign any of our patents, then the customer will be entitled to an irrevocable, worldwide, nonexclusive license to such patents to make or have made such customer’s products. See “Certain Relationships and Related Party Transactions—Business Agreements with Intel Corporation.”

Employees

As of December 31, 2010, we had 257 full-time employees, including 127 in research and development, 109 in sales and marketing, and 21 in general and administrative. As of

December 31, 2010, we had 97 employees located in the United States, 63 located in China, 58 located in India, 29 located in Asia, and 10 located in Europe. None of our employees are covered by collective bargaining agreements. We believe our employee relations are good and we have never experienced work stoppages.

Facilities

Our corporate headquarters are located in San Jose, California, where we occupy approximately 25,500 square feet under a lease expiring on October 31, 2011. We expect our corporate headquarters will be adequate for our space requirements until the expiration of the lease, but we are currently looking for new office space. Adequate space may be unavailable on commercially reasonable terms.

We maintain leased domestic sales and support offices occupying less than 1,200 square feet each in Southern California and Texas. Internationally, we maintain leased research and development and sales and application engineering support offices occupying less than 6,000 square feet each in China (Shanghai, Beijing, and Chengdu), France, India (Noida and Bangalore), Japan, South Korea, and Taiwan. Lease termination dates range from May 2011 to November 2013. We periodically evaluate the adequacy of our existing facilities and expect our current sales and support offices will be adequate for at least the next 12 months. However, if we require additional space, adequate space may be unavailable on commercially reasonable terms.

We also maintain three data centers and 26 remote locations where we provide support.

Legal

We are not currently a party to any legal proceedings. We are not aware of any threatened litigation, unasserted claims or assessments that could, if determined adversely to us, have a material adverse effect on our business, operating results or financial condition. We may be subject to various claims and legal actions arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following sets forth information about our executive officers and directors as of February 28, 2011:

Name	Age	Position(s)
Andrew T. Yang, Ph.D.	50	Co-Founder, Chief Executive Officer, Chair of the Board and Director
Emily Chang	46	Chief Financial Officer
Dian Yang, Ph.D.	51	General Manager of Asia and Senior Vice President of Product Management
Steven (Craig) Shirley	47	Vice President of Worldwide Sales
Aveek Sarkar	36	Vice President of Product Engineering and Support
Ping Yang, Ph.D.	59	Director
Lori Holland	52	Director

Andrew T. Yang, Ph.D.    Andrew T. Yang co-founded our company in January 2001 and has served as the chair of our board of directors since our inception and as our chief executive officer since January 2002. Dr. Andrew Yang founded Anagram Design Inc. in 1993, a high-capacity simulation solutions provider for deep-submicron ICs. Anagram Design Inc. merged with Avant! Corp. in 1997, where he served as the Vice President of the Analysis Product Division responsible for all extraction and analysis products until 1998. Since 1998, Dr. Andrew Yang has been an investor and a director of several electronic design automation companies, including CadMOS Design Technology, Inc. (acquired by Cadence Design Systems, Inc.), Ultima Interconnect Technology, Inc. (acquired by Cadence Design Systems, Inc.), InnoLogic Systems, Inc. (acquired by Synopsys, Inc.), and Mojave Inc. (acquired by Magma Design Automation, Inc.). Dr. Andrew Yang received a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley, and M.S. and Ph.D. in Electrical Engineering from the University of Illinois, Urbana-Champaign, and was a tenured professor at the University of Washington from 1989 to 1996.

Emily Chang.    Emily Chang has served as our chief financial officer since July 2010. Ms. Chang served as our corporate controller from October 2004 to July 2010. From 2001 to 2004, Ms. Chang held numerous positions at Cadence Design Systems, Inc., where she performed various finance and Securities and Exchange reporting-related functions. From 1999 to 2001, she held numerous positions at Silicon Perspective Corporation (acquired by Cadence Design Systems, Inc.), where she performed various financial reporting and finance functions. Ms. Chang received a B.A. in Business from the University of California, Los Angeles.

Dian Yang, Ph.D.    Dian Yang has served as our senior vice president of product management and general manager of Asia since January 2008. From July 2005 to January 2008, Dr. Dian Yang was our general manager of Asia and senior vice president of business development. Prior to joining us in July 2005, Dr. Dian Yang co-founded InnoLogic Systems, Inc., a provider of formal verification solutions for full-custom designs, in August 1998. InnoLogic Systems, Inc. was acquired by Synopsys, Inc. in 2003, where he continued as a senior director in the implementation business unit from June 2003 to July 2005. Prior to InnoLogic, Dr. Dian Yang held various management positions at Silicon Graphics, Inc., LSI Corporation, and Avant! Corp. Dr. Dian Yang received a B.S. in Applied Mathematics from Shanghai University of Science and Technology and M.S. and Ph.D. in Computer Science from Stanford University.

Steven (Craig) Shirley.    Steven (Craig) Shirley has served as our vice president of worldwide sales since March 2006. From 2004 to 2006, Mr. Shirley was vice president of worldwide sales and support at Jasper Design Automation, Inc. From 2001 to 2004, Mr. Shirley was vice president of North American Sales at Verisity Design, Inc. (acquired by Cadence Design Systems, Inc.). Between 1987 and 2000, Mr. Shirley held various positions at Avant! Corp., Aspect Development, Inc., Quickturn Design Systems, Inc., Ready Systems Corporation, Verisity Design, Inc., and Viewlogic Systems, Inc. Mr. Shirley began his career at Intergraph Corporation, as an applications engineer. Mr. Shirley received a B.S. in Computer Engineering from Auburn University.

Aveek Sarkar.    Aveek Sarkar has served as our vice president, product engineering and support since July 2006. From March 2005 to June 2006, Mr. Sarkar was our director of product engineering. From October 2003 to February 2005, Mr. Sarkar was our senior product engineer. From December 1998 to October 2003, Mr. Sarkar was a member of the technical staff at Sun Microsystems, Inc, a company selling computers, computer components, computer software, and information technology services. From April 1998 to December 1998, Mr. Sarkar was a device engineer at Cadence Design Systems, Inc. Mr. Sarkar received a B.Tech from the Indian Institute of Technology, Kanpur, a M.S. in Electrical Engineering from Oregon State University, and a M.B.A. from Santa Clara University.

Ping Yang, Ph.D.    Ping Yang has served as one of our directors since April 2006 and as a member of the audit committee of the board of directors since February 2011. Dr. Ping Yang currently operates an independent consulting practice serving semiconductor companies, providing expertise in the areas of very large-scale integration, technology development and manufacturing, computer-aided design, circuits and systems, large-scale ICs, and solid-state electronics. Dr. Ping Yang served as Vice President of Research and Development at Taiwan Semiconductor Manufacturing Company (TSMC), a semiconductor manufacturer, from June 2001 to November 2005. Prior to joining TSMC, Dr. Ping Yang held various management positions at TSMC North America, Vanguard International, and Texas Instruments Incorporated. Dr. Ping Yang currently serves as a director of LTX-Credence Corporation and is a member of its compensation committee. Dr. Ping Yang also currently serves as a director, a member of the audit committee, and the chair of the nominating and corporate governance committee of Intervac, Inc. Dr. Ping Yang served as a director of Global Unichip Corporation and was a member of its audit committee from 2003 to 2007. Dr. Ping Yang is a fellow of the Institute of Electrical and Electronics Engineers and a recipient of the Institute’s Third Millennium Medal. Dr. Ping Yang received a B.S. in Physics from the National Taiwan University, and a M.S. and a Ph.D. in Electrical Engineering from the University of Illinois, Urbana-Champaign.

Lori Holland.    Lori Holland has served as one of our directors and as the chair of the audit committee of our board of directors since February 2011. Ms. Holland has operated an independent financial consulting practice serving as an advisor to various technology companies, including startups since January 2001. From November 1999 to December 2000, Ms. Holland was the chief financial officer of Zaffire, Inc., a telecommunication company headquartered in California. Prior to that, Ms. Holland served as the chief financial officer of Read-Rite Corporation, a manufacturer of components to the disc drive industry, and NeoMagic Corporation, a fabless semiconductor company and supplier of low-power audio and video integrated circuits for mobile use. Ms. Holland also held senior financial posts at other technology start-ups including NeXT Computer, Inc. and Seagate Technology, Inc. From September 2004 to August 2008, Ms. Holland served as a director of Credence Systems Corporation. Following the merger of Credence Systems with LTX Corp. in 2008, she has served as a director and an audit committee member of LTX-Credence Corporation. From June 2005 to December 2006, Ms. Holland served on the board of directors and the chair of the audit committee of WiderThan Co., Ltd., a Korean company listed on the Nasdaq National Market. Ms. Holland served as a director and the chair of the audit committee of Bookham Technology plc from April 1999 until it was acquired by Avanex Corporation and became Oclaro, Inc. in 2009. Ms. Holland has served as a director and the chair of the audit committee of Oclaro, Inc. since the merger. Ms. Holland received a B.A. in Economics from California Polytechnic State University.

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Before completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our officers, directors, and employees, including our principal executive officer and principal financial officer, and is intended to comply with the applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Market listing requirements. This code is designed to deter wrongdoing and to promote:

•	honesty and integrity, including the ethical handling of any actual or apparent conflict of interest between personal and professional relationships;

•

full, fair, accurate, timely, and understandable disclosure in the reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by our company;

•	professional integrity in all aspects of our organization and eliminate barriers to responsible behavior, such as coercion, fear of reprisal or alienation from our company;

•	education of all members of our company about applicable laws, rules, and regulations and applicable stock exchange rules, relevant to the performance of their duties;

•	compliance with applicable governmental laws, rules, and regulations and applicable stock exchange rules;

•	prompt internal reporting of violations of the code of business conduct and ethics, including any violations of governmental laws, rules or regulations, and applicable stock exchange rules; and

•	ethical and honest behavior in the workplace.

Waivers of the policies set forth in the code of business conduct and ethics will be granted on a case-by-case basis and only in extraordinary circumstances. Any waiver of the policies may only be granted by the chief financial officer for employees other than executive officers. Any waiver of the policies for executive officers or directors requires approval of the board of directors or our audit committee and will be promptly disclosed to the public. Upon completion of this offering, our code of business conduct and ethics will be available on our website.

Board Composition

Upon completion of this offering, our board of directors will consist of four members. Our board of directors has determined that all of the members of our board of directors, except our chief executive officer, Andrew Yang, are “independent directors” as defined in applicable rules of the Securities and Exchange Commission and the Nasdaq Global Market. All directors are elected to hold office until their successors have been elected. Officers are elected and serve at the discretion of the board of directors.

Staggered Board

Pursuant to our amended and restated certificate of incorporation, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, a director in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes will be composed as follows:

•	Lori Holland will be a Class I director, whose term will expire at the fiscal 2012 annual meeting of stockholders;

•	Ping Yang will be a Class II director, whose term will expire at the fiscal 2013 annual meeting of stockholders; and

•	Andrew Yang will be a Class III director, whose term will expire at the fiscal 2014 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

Our board of directors has established the committees described below and may establish others from time to time. The charters for each of our committees will be available on our website once our company is public.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of Ping Yang,                     , and Lori Holland, who is the chairperson of the committee. Our board of directors has determined that each member of the audit committee, is “independent” for audit committee purposes as that term is defined in the applicable rules of the Securities and Exchange Commission and the Nasdaq Global Market. Our board of directors has designated each of Ms. Holland and Dr. Ping Yang as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•

reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

•

establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

•

periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company, reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulations S-K);

•	periodically reviewing our code of business conduct and ethics;

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

•	reviewing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

The audit committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of Lori Holland and Ping Yang, who is the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is an independent director for compensation committee purposes as that term is defined in the applicable rules of the Nasdaq Global Market, is a “non-employee director” within the meaning of Rule 16b-3(d)(3) promulgated under the Securities Exchange Act of 1934 and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The compensation committee’s responsibilities will include, among other things:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•

annually evaluating the performance of our chief executive officer in light of such corporate goals and objectives and recommending the compensation of our chief executive officer to the board of directors for its approval;

•	annually reviewing and approving the compensation of our other executive officers;

•	annually reviewing our compensation, welfare, benefit and pension plans, and similar plans;

•	annually reviewing succession planning;

•	annually reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing for inclusion in our proxy statement the report of the compensation committee required by the Securities and Exchange Commission.

The compensation committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee, or nominating committee, will be comprised of Lori Holland and Ping Yang, who is the interim chairperson of the committee. Our board has determined that each of the committee members is an independent director for nominating committee purposes as that term is defined in the applicable rules of the Nasdaq Global Market. The nominating committee’s responsibilities will include, among other things:

•	developing and recommending to the board of directors criteria for board of directors and committee membership;

•	identifying individuals qualified to become board of directors members;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board of directors’ committees;

•	annually reviewing our corporate governance guidelines; and

•	monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

The nominating and corporate governance committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Director Compensation for 2010

The following table presents information regarding the compensation paid for 2010 to members of our board of directors in 2010 who were not also executive officers. The compensation paid to our director Dr. Andrew Yang, who is also our chief executive officer, for 2010 is presented below under “Compensation Discussion and Analysis” and the related explanatory tables. Dr. Andrew Yang is not entitled to receive additional compensation for his service as a director. Ms. Holland was not a member of the board of directors until 2011.

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation	Total
Shen Lin, Ph.D. (2)	—	—	—	—
Ping Yang, Ph.D.	$50,000	—	—	$50,000

(1)	The following table presents the number of outstanding and unexercised option awards held by Dr. Lin and Dr. Ping Yang as of December 31, 2010. No equity awards were granted to our directors in 2010. In February 2011, Dr. Ping Yang was granted options to purchase 21,875 shares of our common stock at an exercise price of $5.35 per share, which is scheduled to vest in monthly installments over the one-year period after the grant date.

Name	Number of Shares Subject to Outstanding Options as of December 31, 2010
Shen Lin, Ph.D.	11,538
Ping Yang, Ph.D.	130,000

(2)	Dr. Lin is one of our employees but he is not an executive officer. He was a member of our board of directors during 2010. He did not receive any additional compensation for his service as a director during 2010. See “Certain Relationships and Related Party Transactions—Compensation Arrangements” for a description of his compensation for his services as an employee for 2010. Dr. Lin resigned as a director in February 2011.

Director Compensation

In January 2011, our board of directors approved a compensation program for directors who are not also employed by us or any of our subsidiaries (“non-employee directors”). Under the program, each non-employee director receives an annual retainer of $40,000 in cash. A non-employee director serving as chairperson of the board (or lead independent director if the chairperson of the board is not a non-employee director) receives an additional annual retainer of $5,000 in cash, and a non-employee director serving as chair of a board committee receives an additional annual retainer of $10,000 in cash.

The director compensation program provides that a newly elected or appointed non-employee director will be granted an option to purchase 25,000 shares of our common stock, with the option being scheduled to vest in monthly installments over the four-year period following the grant date. The program also provides for non-employee directors to receive annual option grants. Each non-employee director who was in office on February 3, 2011 or joined the board of directors after that date and prior to this offering received an option to purchase 12,500 shares of our common stock, with the option being scheduled to vest in monthly installments over the one-year period following the later of February 3, 2011 or the date the director joined the board of directors. After the consummation of this offering, each non-employee director then serving on the board will be granted, on or about February 3, 2012, an option to purchase 4,200 shares of our common stock, with the option being scheduled to vest in full on the day immediately prior to our first annual meeting of stockholders following the completion of the offering. On the date of the annual meeting and each annual meeting date thereafter, each non-employee director who continues in office immediately following the annual meeting will be granted an additional option to purchase 12,500 shares of common stock, with the option being scheduled to vest in full on the day immediately prior to the next annual meeting.

Each of the option grants made under our non-employee director compensation program has an exercise price equal to the fair market value of our common stock on the grant date, a maximum term of ten years, and will fully vest upon the occurrence of a change in control.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes the material elements of compensation awarded to, earned by or paid to the individuals who served as our executive officers during fiscal 2010. These individuals are listed in the “Summary Compensation Table” below and are referred to as the named executive officers in this prospectus.

Prior to this offering, our executive compensation programs were determined and approved by our board of directors. After the consummation of this offering, our executive compensation programs will be determined and approved by the compensation committee of our board of directors as described below. None of the named executive officers will be members of the compensation committee. None of our named executive officers had or will have any role in determining the compensation of other named executive officers, although Dr. Andrew Yang will make recommendations to the compensation committee as to the compensation of named executive officers other than himself. Following this offering, the compensation committee will recommend, and the independent members of the board of directors will approve, the compensation of the chief executive officer.

Executive Compensation Program Objectives and Overview

The board of directors has in the past conducted, and it is anticipated that the compensation committee will continue to conduct, an annual review of our executive compensation programs to help ensure that:

•

the program is designed to achieve our goals of promoting financial and operational success by attracting, motivating, and facilitating the retention of key employees with outstanding talent and ability; and

•	the program adequately rewards performance that is tied to creating stockholder value.

We have entered into employment letters with each of the named executive officers that were individually negotiated with the executive. Each of these letters provides that the executive is an at-will employee and further provides for the executive to receive a base salary (subject to an annual review by the compensation committee) and other benefits generally available to our employees. The material terms of each of these employment letters is described below in the sections titled “Description of Employment Letters—Cash Compensation” and “Potential Payments Upon Termination or Change in Control.” Each named executive officer is also eligible to receive annual incentive compensation in the form of performance bonuses and/or commissions. As described below, the named executive officers have also been granted equity-based awards from time to time as determined by the board of directors.

In structuring executive compensation packages, the board of directors considers (and, following this offering, the compensation committee will consider) how each component promotes retention and/or motivates performance by the executive. Base salaries and benefit programs are primarily intended to attract and retain qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined by reference to base salary may increase from year to year depending on performance, among other things). We believe that in order to attract and retain top executives, we need to provide them with predictable compensation amounts that reward their continued service.

Our annual incentive and commissions opportunities are primarily intended to motivate our named executive officers to achieve specific strategies and operating objectives, although we believe it also helps us attract and retain top executives. Our long-term equity incentives are primarily intended to align named executive officers’ long-term interests with stockholders’ long-term interests. We also believe long-term equity incentives help motivate performance and help us attract and retain top executives. These are the elements of our executive compensation program that are designed to reward performance and thus the creation of stockholder value. Each named executive officer’s annual bonus opportunity is paid out on an annual basis and is designed to reward performance for that year. Long-term equity incentives are generally paid out or earned over a period of years and are designed to reward performance on a long-term basis.

The board of directors generally reviews executive compensation survey data for companies in our industry. The board of directors does not “benchmark” executive compensation at any particular level in comparison with other companies. Rather, the board of directors considers this data as background information and relies primarily on a range of factors as identified below in setting executive compensation. We expect that our compensation committee will continue this practice following this offering.

From time to time as the compensation committee deems appropriate, it may retain independent compensation consultants to help identify appropriate peer group companies and to obtain and evaluate current executive compensation data. In 2011, the compensation committee retained the compensation consulting firm Compensia and recently engaged Compensia to begin a comprehensive review of our compensation programs. Compensia does not perform any other consulting services for us or our management.

Current Executive Compensation Program Elements

Base Salaries

Salaries for our named executive officers are set forth in the executives’ employment letters and historically reviewed by the board of directors on at least an annual basis. It is anticipated that the compensation committee will also review such base salaries on an annual basis following this offering. In setting specific salary levels for each named executive officer, the board of directors assesses the executive’s past performance and expected future contributions to us, the executive’s salary and responsibilities relative to the other executive officers and the salaries of similarly situated executives with comparable companies and we expect that the compensation committee will continue to assess these factors following this offering.

Annual Incentive Bonuses

Historically, annual incentive bonuses have been awarded to certain of the named executive officers based upon the achievement of performance goals established by the board of directors for the fiscal year. The amount of the executive’s actual bonus is determined based on the performance factors specified for that year. In determining the annual incentive opportunities for our chief executive officer and chief financial officer for 2010, the board of directors believed that it was important to reward them for increasing sales and controlling expenses. Therefore, the board of directors developed bonus formulas based upon our meeting sales targets specified by our board of directors and our adjusted operating margin (defined as operating income excluding stock-based compensation expense, amortization of intangible assets, and other non-recurring expenses divided by revenue). For Dr. Andrew Yang, the board of directors determined that he would be eligible for a bonus equal to $140,000 for meeting sales targets specified by the board of directors plus $7,000 for each 1% of our adjusted operating margin for 2010. This formula resulted in a bonus of $320,749 for Dr. Andrew Yang (based on the sales targets being met and an adjusted operating margin of approximately 25.8%). For Ms. Chang, the board of directors determined that she would be eligible for a bonus equal to 1% of our adjusted operating margin for 2010. This formula resulted in a bonus of $113,777 for Ms. Chang. In 2010, Dr. Dian Yang was also awarded a special bonus of $30,000 in connection with achieving certain performance goals.

In July 2010, our board of directors also decided to pay a special bonus on a company-wide basis to any employee that had been employed by us for five years. The board of directors approved a total pool of $1.5 million for these bonuses. Each of our named executive officers (other than Mr. Shirley who was not eligible because he has not been employed by us for five years) was eligible for this bonus. Payments were made in two installments, in July 2010 and December 2010, subject to the employee’s remaining employed with us through the payment date. The percentage of the bonus pool awarded to each employee was generally determined by dividing the number of vested stock options held by the employee by the total number of vested stock options held by all eligible employees, subject to certain limited discretionary adjustments by the chief executive officer.

The bonus amounts awarded to each of our named executive officers for 2010 are reflected in the “Summary Compensation Table for Fiscal 2010” below.

Sales and Application Engineer Commission Plans

Two of our named executive officers, Mr. Shirley and Dr. Dian Yang, have significant sales responsibilities for us. Mr. Sarkar has significant pre-sales and customer support responsibilities. As a result, they are each entitled to earn commissions under our sales and application engineer commission plans. Under these plans, the executive is entitled to receive a specified percentage of their related sales up to a sales quota established by the board of directors and a higher percentage for sales in excess of the quota. The commissions for these executives for 2010 are reflected in the “Summary Compensation Table for Fiscal 2010” below.

Long-Term Incentive Equity Awards

Our policy is that the long-term compensation of our named executive officers should be directly linked to the value provided to stockholders. Therefore, we have historically made grants of stock options to provide further incentives to our executives to increase stockholder value. The board of directors based their award grants to executives each year on a number of factors (and following this offering, the compensation committee is expected to continue to consider these factors), including:

•	the executive’s position with us and total compensation package;

•	the executive’s performance of his or her individual responsibilities;

•	the equity participation levels of comparable executives at comparable companies;

•	our financial performance; and

•	the executive’s contribution to the success of our financial performance.

In addition, the size, frequency, and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and us, accounting impact, and potential dilution effects.

Our long-term incentive grants to named executive officers have historically been made in the form of stock options. The exercise price of each of these grants is not less than the fair market value of our common stock on the grant date. Thus, the named executive officers realize value on their stock options only if our stockholders realize value on their shares. The stock options also function as a retention incentive for our executives as they generally vest ratably over the four-year period after the commencement of service.

In August 2010, our board of directors approved the grant of an option to Ms. Chang to purchase 70,000 shares of our common stock in connection with her promotion to the position of our chief financial officer. Prior to this grant, we had not granted any equity awards to any of our named executive officers since 2008 and had not granted any equity awards to Dr. Andrew Yang since 2005. Please see “—Subsequent Compensation Actions” below for the terms of certain option grants to our named executive officers approved by the compensation committee on March 7, 2011. Following this offering, the compensation committee may also approve, in its sole discretion, additional equity grants to our named executive officers from time to time.

As described below under “Management Incentive Plans,” we have adopted a new stock incentive plan in connection with this offering to provide the compensation committee greater flexibility in the types of incentives it may grant to employees. The compensation committee intends to review our equity grant program and consider any changes that may be appropriate following the consummation of this offering.

Severance and Other Benefits Upon Termination of Employment

We did not have severance arrangements with any of our named executive officers in 2010. As described below under “Grants of Plan-Based Awards” and “Potential Payments Upon Termination or Change in Control,” outstanding options and other equity-based awards granted to our named executive officers may accelerate on a change in control of us. Although this vesting will occur whether or not a named executive officer’s employment terminates, we believe it is appropriate to fully vest equity awards in these change in control situations and allow the award-holder to benefit from any gain under the award at the time of the transaction.

Please see “—Subsequent Compensation Actions” below for the terms of change in control severance arrangements for Dr. Andrew Yang and Ms. Chang approved by the board of directors on March 7, 2011.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and certain other executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The compensation committee will monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based, and consistent with the goals of us and our stockholders.

Subsequent Compensation Actions

On March 7, 2011, the board of directors approved our entering into change in control severance agreements with Dr. Andrew Yang and Ms. Chang. Under these agreements, if we undergo a change in control and the executive’s employment is terminated by us without cause (and, in the case of Ms. Chang, also by her for good reason) in connection with or following the transaction, the executive will be entitled to receive cash severance of twelve months of the executive’s base salary plus his or her target bonus for the year of termination. The executive would also be entitled to payment by us of his or her COBRA premiums for twelve months and accelerated vesting of the executive’s outstanding equity awards. The executive’s right to receive these benefits is subject to the executive’s executing a release of claims and complying with certain restrictive covenants set forth in the agreement.

On March 7, 2011, the compensation committee approved option grants to each of the named executive officers as follows: Dr. Andrew Yang - 75,000 options; Ms. Chang - 35,000 options; Mr. Shirley - 20,000 options; Dr. Dian Yang - 20,000 options; and Mr. Sarkar - 20,000 options. Each of these options has an exercise price of $6.80 per share, which the compensation committee determined represents 100% of the fair market value of a share of our common stock on the grant date, and is scheduled to vest over a four-year period following the grant date.

On March 8, 2011, the compensation committee approved increases in the annual base salaries of Dr. Andrew Yang and Ms. Chang to $250,000 and $200,000, respectively, and increases in the annual base salaries for each of Mr. Shirley, Dr. Dian Yang, and Mr. Sarkar to $160,000. The compensation committee also approved a new executive bonus program under which each of the named executive officers will be eligible to receive a bonus for 2011. Bonuses under the program will be determined based on our bookings and operating margin in comparison with performance goals established by the compensation committee and such other performance criteria as may be determined by the compensation committee.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee for fiscal 2010. Our board of directors determined compensation decisions for our named executive officers in 2010. Dr. Andrew Yang, our chief executive officer, was a member of our board of directors in 2010 and made recommendations to the board of directors as to the compensation of named executive officers other than himself. No member of our board of directors had any relationships requiring disclosure by us under the Securities and Exchange Commission’s rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has one or more executive officers who served on our board of directors during 2010.

Summary Compensation Table for Fiscal 2010

The following table presents information regarding compensation of each of our named executive officers for services rendered during fiscal 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Andrew T. Yang, Ph.D.	2010	135,000	307,905	—	—	320,749	—	—	763,654
Chief Executive Officer

Emily Chang	2010	135,000	33,103	—	137,452	113,777	—	—	419,332
Chief Financial Officer

Steven (Craig) Shirley	2010	150,000	—	—	—	227,079	—	—	377,079
Vice President Worldwide Sales

Dian Yang, Ph.D.	2010	135,000	64,255	—	—	146,739	—	—	345,994
General Manager and Senior Vice President, Product Management

Aveek Sarkar	2010	135,000	33,328	—	—	168,622	—	—	336,950
Vice President of Product Engineering and Support

(1)	As described in “Compensation Discussion and Analysis” above, certain named executive officers were awarded bonuses and received commissions during 2010. This column includes the following special bonuses: Dr. Andrew Yang, $307,905; Ms. Chang, $33,103; Dr. Dian Yang, $34,255; and Mr. Sarkar, $33,328. This column also reflects a bonus of $30,000 for Dr. Dian Yang.
(2)	The amounts reported in the “Option Awards” column of the table above for 2010 reflect the fair value on the grant date of the option awards granted to our named executive officers during 2010. These values have been determined under the principles used to calculate the value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in note 11 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus. For information about the option awards granted to our named executive officers for fiscal 2010, please see the discussion under “—Grants of Plan-Based Awards in Fiscal 2010” below.
(3)	This column reflects bonuses awarded to Dr. Andrew Yang and Ms. Chang for 2010 based on our financial performance during the year, and commissions earned by Mr. Shirley, Dr. Dian Yang and Mr. Sarkar under our sales and application engineer commission plans. Please see “—Current Executive Compensation Program Elements—Sales and Application Engineer Commission Plans” above for a description of the material terms of these arrangements.

Compensation of Named Executive Officers

The Summary Compensation table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal 2010. The primary elements of our named executive officers’ total compensation reported in the table can be composed of base salary, bonuses and commissions, and long-term equity incentives consisting of stock options.

The summary compensation table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of our stock option grants, provides information regarding the long-term equity incentives awarded to our named executive officers.

The sections entitled “Outstanding Equity Awards at Year-End 2010” and “Option Exercises and Stock Vested in 2010” provide further information on the named executive officers’ potential realizable value and actual value realized with respect to their equity awards.

Description of Employment Letters—Cash Compensation

We have entered into employment letters with each of our named executive officers. Each named executive officer is an at-will employee. Either we or the executive officer can terminate the employment relationship at any time for any reason. Each employment letter provides for a base salary which has historically been reviewed by the board of directors at least annually and participation in our employee benefit plans. The current base salary levels for each of our named executive officers are set forth in “Summary Compensation Table for Fiscal 2010” above.

Provisions of the named executive officers’ employment letters relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below.

Grants of Plan-Based Awards in Fiscal 2010

The following table presents information regarding equity-based awards that were granted to our named executive officers in 2010. This table does not include the non-equity incentive plan awards granted to named executive officers for 2010 and reported in “Summary Compensation Table for Fiscal 2010” above as such awards did not include any specific threshold, target or maximum amounts.

Name	Grant Date	Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Andrew T. Yang, Ph.D.	—	—	—	—
Emily Chang	8/23/2010	70,000	3.55	137,452
Steven (Craig) Shirley	—	—	—	—
Dian Yang, Ph.D.	—	—	—	—
Aveek Sarkar	—	—	—	—

(1)	The amount reported in this column reflects the fair value of this award on the grant date as determined under the principles used to calculate the value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value this award, please see footnote (2) to the Summary Compensation Table.

Description of Plan-Based Awards

We granted one stock option to a named executive officer in 2010. As described below, most of our option grants, including this grant to Ms. Chang, have been made under, and are subject to, the terms of our 2001 Stock Option/Stock Issuance Plan (the “2001 Stock Plan”). After the consummation of this offering, the 2001 Stock Plan will be administered by the compensation committee. Prior to February 3, 2011, our board of directors administered the plan. The compensation committee will have authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers, and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, awards may be transferred under limited circumstances, provided that such transfers comply with applicable securities laws.

Under the terms of the 2001 Stock Plan, if we undergo a change in control, the plan administrator will generally provide for the substitution, assumption, exchange or other continuation or settlement (in cash, securities or property) of the outstanding awards granted under the plan, or, if the plan administrator does not so provide, the outstanding awards granted under the plan will generally become fully vested and, in the case of options, exercisable, and will generally terminate or be terminated in such circumstances. See “—Potential Payments Upon Termination or Change in Control” for accelerated vesting that may apply to awards held by the named executive officers under their individual award agreements.

The option granted to Ms. Chang in 2010 was granted with a per-share exercise price that was not less than the fair market value of a share of our common stock on the grant date as determined by the board of directors. The option is subject to a four-year vesting schedule, with 25% of the option vesting on the first anniversary of the grant date and the remaining 75% of the option vesting in monthly installments over the three-year period thereafter, and would fully vest upon a change in control of the company. Once vested, the option will generally remain exercisable until its normal expiration date which is ten years after the grant date. Subject to any accelerated vesting that may apply in the circumstances, the unvested portion of the option will immediately terminate upon a termination of the named executive officer’s employment. The named executive officer will generally have 90 days to exercise the vested portion of the option following a termination of employment. This period is extended to twelve months if the termination is a result of the named executive officer’s death or disability. The options granted to the named executive officers do not include any dividend rights.

Outstanding Equity Awards At Year-End 2010

The following table presents information regarding the outstanding stock options held by each of our named executive officers as of December 31, 2010, including the vesting dates for the portions of these awards that had not vested as of that date. We have not granted any equity awards other than stock options to any of the named executive officers.

	Option Awards (1)
Name	Award Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price ($)	Option Expiration Date
Andrew T. Yang, Ph.D	—		—	—	—	—

Emily Chang	11/7/06		10,000	—	1.20	11/6/16
	10/10/07		15,833	4,167	2.75	10/9/17
	2/27/08		14,167	5,833	3.10	2/26/18
	8/28/08	(3)	1,538	—	2.70	8/27/18
	8/23/10		—	70,000	3.55	8/22/20

Steven (Craig) Shirley	5/15/07	(4)	20,000	—	2.45	5/14/17

Dian Yang, Ph.D	5/10/06		30,000	—	1.20	5/9/16
	11/7/06		20,000	—	1.20	11/6/16
	2/27/08		21,250	8,750	3.10	2/26/18
	8/28/08	(3)	3,077	—	2.70	8/27/18
	8/28/08	(5)	4,615	—	2.70	8/27/18

Aveek Sarkar	11/2/05	(4)	1,000	—	0.35	11/1/15
	2/27/08		21,250	8,750	3.10	2/26/18

(1)	Unless otherwise noted, each of these options is scheduled to vest with respect to 25% of the option on the first anniversary of the grant date and with respect to the remaining 75% of the option in monthly installments over the three-year period thereafter.
(2)	Each of the options reported in this column may be exercised prior to vesting. If the option is exercised prior to vesting, the shares issued upon the exercise would be subject to the same vesting requirements that applied to the portion of the option being exercised.
(3)	Each of these options is scheduled to vest with respect to 22.2% of the option on the six month anniversary of the grant date and with respect to the remaining 77.8% of the option in monthly installments over the 21-month period thereafter.
(4)	Each of these options was granted as fully vested.
(5)	This option is scheduled to vest with respect to 28.6% of the option on the six month anniversary of the grant date and with respect to the remaining 71.4% of the option in monthly installments over the 15-month period thereafter.

Option Exercises and Stock Vested in 2010

The following table presents information regarding the exercise of stock options by the named executive officers during fiscal 2010. As noted above, we have not granted any equity awards other than stock options to any of the named executive officers.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Andrew T. Yang, Ph.D.	—	—
Emily Chang	—	—
Steven (Craig) Shirley	—	—
Dian Yang, Ph.D.	30,000	103,500
Aveek Sarkar	—	—

(1)	The dollar amounts shown in this column are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share fair market value of our common stock on the date of exercise as determined by our board of directors and the exercise price of the options.

Potential Payments upon Termination or Change in Control

The option granted to Ms. Chang on August 23, 2010, to the extent then outstanding and unvested, will fully accelerate upon a change in control. Mr. Shirley’s employment letter provides that 50% of any then-outstanding and unvested options that Mr. Shirley holds upon a change in control will accelerate and vest in full.

If a change in control of us had occurred on December 31, 2010, the intrinsic value of the unvested portion of Ms. Chang’s option that would have accelerated upon the transaction was $126,000. This value is calculated by multiplying the amount by which the per share fair market value of our common stock as of December 31, 2010 as determined by our board of directors exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. Each of Mr. Shirley’s outstanding options was fully vested as of December 31, 2010.

For a discussion of subsequent events related to potential payments upon termination or a change in control, see “—Subsequent Compensation Actions.”

Equity Incentive Plans

As of February 28, 2011, our employees, consultants, and directors hold outstanding stock options for the purchase of up to 2,210,483 shares of our common stock. Those options were granted under the 2001 Stock Plan. As of February 28, 2011, 1,380,375 of those options had vested and the balance were not vested. The exercise prices of those options ranged from $0.05 per share to $5.35 per share and substantially all of those options had a maximum term of ten years from the applicable date of grant.

The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document and/or option agreement, which has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part and is available through the Securities and Exchange Commission’s internet site at http://www.sec.gov.

2001 Stock Option/Stock Issuance Plan

We adopted the 2001 Stock Plan in 2001. Under the 2001 Stock Plan, we are generally authorized to grant options to purchase shares of our common stock to certain of our employees, directors, officers, and consultants and certain employees, officers, and consultants of our subsidiaries. Options under the 2001 Stock Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant. No new awards will be granted under the 2001 Stock Plan after the consummation of this offering.

Our compensation committee currently administers the 2001 Stock Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2001 Stock Plan and the exercise prices of those awards, are subject to adjustment in the event of changes in our capital structure, reorganizations, and other extraordinary events. In the event of a change in control (as defined in the plan), the plan administrator will generally provide for the substitution, assumption, exchange or other continuation or settlement (in cash, securities or property) of the outstanding awards granted under the plan, or, if the plan administrator does not so provide, the outstanding awards will generally become fully vested and, in the case of options, exercisable, and will terminate or be terminated in such circumstances.

Our board of directors may amend or terminate the 2001 Stock Plan at any time. The 2001 Stock Plan requires that certain amendments, to the extent required by applicable law or any applicable listing agency or deemed necessary or advisable by the board of directors, be submitted to stockholders for their approval.

2011 Equity Incentive Plan

Our board of directors adopted a 2011 Equity Incentive Plan in March 2011 (the “2011 Plan”) to provide an additional means through the grant of awards to attract, motivate, retain, and reward selected employees and other eligible persons. We also intend to obtain approval of this plan from our stockholders prior to the consummation of this offering. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2011 Plan.

Our compensation committee will administer the 2011 Plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2011 Plan and any agreements relating to the 2011 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the 2011 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•

allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third-party payment or cashless exercise on such terms as the administrator may authorize or any other form permitted by law.

A total of 2,400,000 shares of our common stock will be authorized for issuance with respect to awards granted under the 2011 Plan. The share limit will automatically increase on the first trading day in January of each year by an amount equal to lesser of (1) 5.0% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year or (2) such lesser number as determined by our board of directors. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2011 Plan. As of the date of this prospectus, no awards have been granted under the 2011 Plan, and the full number of shares authorized under the 2011 Plan is available for award purposes.

Awards under the 2011 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our common stock or incentive stock option grants to any 10% owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2011 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2011 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2011 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of our assets, the plan administrator will generally provide for the substitution, assumption, exchange or other continuation or settlement (in cash, securities or property) of the outstanding awards granted under the plan, or, if the plan administrator does not so provide, the outstanding awards will generally become fully vested and, in the case of options, exercisable, and will terminate or be terminated in such circumstances. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2011 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2011 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2011 Plan is not exclusive—our compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate on March 7, 2021. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights, and other rights to acquire common stock under the plan is ten years after the initial date of the award.

2011 Employee Stock Purchase Plan

Our board of directors adopted a 2011 Employee Stock Purchase Plan (the “Purchase Plan”) to provide an additional means to attract, motivate, retain, and reward employees and other eligible persons by allowing them to purchase additional shares of our common stock. We also intend to obtain approval of this plan from our stockholders prior to the consummation of this offering.

The Purchase Plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

Share Reserve. A total of 600,000 shares of our common stock will initially be available for issuance under the Purchase Plan. The share limit will automatically increase on the first trading day in January of each year by an amount equal to lesser of (1) 1.0% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year, (2) 2,000,000 shares, or (3) such lesser number as determined by our board of directors.

Offering Periods.    The Purchase Plan will have a series of successive overlapping offering periods with a new offering period beginning on the first business day of February and August each year (commencing in August 2011) and each continuing for a period of 24 months. The initial offering period will begin on the first business day of August 2011. Each offering period will consist of four purchase periods, each with a six-month duration. Purchase periods will commence on the first business day of February and August and will end on the last business day of the immediately following July or January, respectively. The first purchase date will occur on the last business day of January 2012.

Eligible Employees.    Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. Employees may participate in only one offering period at a time.

Payroll Deductions.    A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. Unless otherwise provided in advance by the plan administrator, the purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. In no event, however, may any participant purchase more than 5,000 shares on any purchase date.

Reset Feature.    If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and participants in that offering period will automatically be enrolled in the new 24-month offering period beginning on the next business day.

Change in Control.    If we are acquired by merger or sale of all or substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised on or prior to the effective date of the acquisition, unless the plan administrator provides for the rights to be settled in cash or exchanged or substituted on the transaction. Unless otherwise provided in advance by the plan administrator, the purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the acquisition occurs or, if lower, 85% of the fair market value per share on the purchase date.

Other Plan Provisions.    No new offering periods shall commence on or after the 20th anniversary of the date our stockholders approve the Purchase Plan, and the Purchase Plan shall terminate as of the purchase date on or immediately following such date unless sooner terminated in accordance with its terms. Our board of directors may at any time amend, suspend or discontinue the Purchase Plan. However, certain amendments may require stockholder approval.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 28, 2011 by:

•	each of our directors and executive officers;

•	all directors and executive officers as a group;

•	each person known by us to beneficially own more than 5% of our outstanding common stock; and

•	each of the selling stockholders.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after February 28, 2011. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Applicable percentage ownership is based on 17,190,188 shares of common stock outstanding as of February 28, 2011, assuming conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering, but does not reflect the exercise of any options to purchase common stock. For the purposes of the table below, we have assumed that                    shares of common stock will be outstanding upon completion of this offering.

Unless otherwise noted below, the address of the persons listed on the table is c/o Apache Design Solutions, Inc., 2645 Zanker Road, San Jose, California 95134.

	Common Stock Beneficially Owned
Name	Number Prior to This Offering	Percentage Prior to this Offering	Number After This Offering	Percentage After this Offering
Executive Officers and Directors
Andrew T. Yang, Ph.D.	3,371,448	19.6%
Emily Chang (1)	191,538	1.1
Dian Yang, Ph.D. (2)	277,692	1.6
Steven (Craig) Shirley (3)	140,000	*
Aveek Sarkar (4)	211,000	1.2
Ping Yang, Ph.D. (5)	151,875	*
Lori Holland (6)	37,500	*
All executive officers and directors as a group (7 persons) (7)	4,381,053	25.5

5% or More Stockholders
Andreas V. Bechtolsheim	1,496,705	8.7
Shen Lin, Ph.D. (8)	1,127,348	6.6
Yu Liu (9)	1,143,400	6.7
Intel Capital (Cayman) Corporation (10)	1,104,995	6.4
Norman Chang (11)	1,050,598	6.1

Selling Stockholders

*	Less than 1.0%.
(1)	Includes 121,538 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(2)	Includes 87,692 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(3)	Includes 20,000 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(4)	Includes 31,000 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(5)	Includes 21,875 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(6)	Includes 37,500 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(7)	Includes 319,605 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011.
(8)	Includes 11,538 shares of common stock subject to outstanding stock options exercisable within 60 days of February 28, 2011. Shen Lin served as an executive officer and on our board of directors. See “Certain Relationships and Related Party Transactions—Compensation Arrangements” for a description of his relationship with us.
(9)	Yu Liu is one of our employees. See “Certain Relationships and Related Party Transactions—Compensation Arrangements” for a description of his relationship with us.
(10)	Intel Capital (Cayman) Corporation is a subsidiary of Intel Corporation. Arvind Sodhani, the executive vice president of Intel Corporation, Ravi Jacob, the vice president and treasurer of Intel Corporation, and Marty Linne, the general counsel of Intel Capital Corporation, a subsidiary of Intel Corporation, disclaim beneficial ownership of the shares held by Intel Capital (Cayman) Corporation except to the extent of their pecuniary interests therein. The address for Intel Capital (Cayman) Corporation is 2200 Mission College Blvd., MS: RNB 6-59, Santa Clara, CA 95054. We have entered into certain business agreements with Intel Capital (Cayman) Corporation or its affiliates. See “Certain Relationships and Related Party Transactions—Business Agreements with Intel Corporation” for a description of the relationship between Intel Capital (Cayman) Corporation and us.
(11)	Norman Chang is one of our employees. See “Certain Relationships and Related Party Transactions—Compensation Arrangements” for a description of his relationship with us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2008, we have been a party to several transactions in which the amount involved exceeded $120,000 and in which the following persons had a direct or indirect material interest:

•	any of our directors or executive officers;

•	any nominee for election as one of our directors;

•	any person or entity who is known by us to own beneficially more than 5% of our outstanding stock; or

•	any member of the immediate family of any of the foregoing persons.

These transactions include:

Business Agreements with Intel Corporation

As of February 28, 2011, Intel Capital (Cayman) Corporation held 834,725 shares of our Series A preferred stock and 270,270 shares of our Series B preferred stock. As a result, Intel Capital (Cayman) Corporation holds in excess of 5% of our outstanding stock. Intel Capital (Cayman) Corporation is an affiliate of Intel Corporation, a customer of ours. We have entered into a series of agreements with Intel Corporation.

In 2001, we entered into a Development, Marketing & License Agreement, or the development agreement, with Intel Corporation in connection with Intel Corporation’s investment in us. The development agreement generally provided a framework for us to work with Intel Corporation while designing our products. The development agreement had a five year term, but certain provisions, including those provisions summarized below, survive the termination or expiration of the development agreement. In March 2011, we entered into an amendment to the development agreement with Intel Corporation. Pursuant to the development agreement, as amended, we have agreed, among other things, not to assert our patents against Intel Corporation, and that, under certain circumstances, if we divest or assign any of our patents, then Intel Corporation will be entitled to an irrevocable, worldwide, nonexclusive license to such patents to make or have made Intel Corporation’s products. Further, in addition, we agreed to allow Intel Corporation, in its discretion, to be a selling stockholder and register shares for resale pursuant to the registration statement of which this prospectus is a part.

At the same time that we entered into the development agreement, we also entered into a separate letter agreement with Intel Corporation in connection with its investment in us. The letter agreement provides, among other things, that Intel Corporation has the right to have a representative attend meetings of our board of directors and also has the right to receive certain information from us.

In October 2006, we entered into a Software License Agreement with Intel Corporation. Pursuant to this agreement, Intel Corporation licensed certain of our software and services. We agreed to indemnify Intel Corporation for any damages incurred by Intel Corporation because of actual or alleged infringement of any patent, copyright, trade secret, trademark, mask work or other proprietary right arising out of Intel Corporation’s use of the licensed software or services provided by us. In June 2008, we entered into a Purchase Agreement–Software and Related Services with Intel Corporation. We subsequently amended this agreement to extend the term and amend the pricing provisions. Pursuant to this agreement, Intel Corporation licensed certain of our products and services. The agreement provided similar indemnification terms as those in the Software License Agreement dated October 2006.

Option Exchange Program

In June 2008, our board of directors reviewed our historical option grant practices and the fair value of our common stock at the time of the grant of stock options. After discussion and deliberation, our board of directors determined that the fair value of a share of our common stock as of December 31, 2005 and during 2006 was $1.20 per share. During 2006, we had issued stock options with an exercise price less than $1.20 per share. Our board of directors adopted a program pursuant to which the holders of stock options granted by us during 2006 were permitted, under transition relief afforded by the Internal Revenue Service under Section 409A of the Internal Revenue Code, to elect not later than December 31, 2008 to increase the per share exercise price of such options (to the extent still outstanding and not previously exercised) to $1.20 per share. Several optionees elected to increase the exercise prices of their outstanding stock options pursuant to this program. The following executive officers and directors made such election with respect to the number of shares indicated below:

Name	Number of Shares	Old Exercise Price	New Exercise Price
Emily Chang	10,000	$0.50	$1.20
Shen Lin	10,000	$0.50	$1.20
Dian Yang	50,000	$0.50	$1.20
Ping Yang	80,000	$0.50	$1.20

Compensation Arrangements

Shen Lin is one of our employees but is not an executive officer. He previously was both an executive officer and a member of our board of directors. Dr. Lin resigned as an executive officer in August 2009 and as a director in February 2011. He did not receive any additional compensation for his service as a director during 2010. As an employee, Dr. Lin received a base salary of $135,000, a cash bonus of $100,000, and a special bonus of $183,412, so that his aggregate compensation in 2010 was $418,412.

Norman Chang is one of our employees but is not an executive officer. As an employee, Mr. Chang received a base salary of $135,000, a cash bonus of $40,000, and a special bonus of $183,412, so that his aggregate compensation in 2010 was $358,412.

Yu Liu is currently one of our employees but is not an executive officer. As an employee, Mr. Liu received a base salary of $130,000, a cash bonus of $45,000, and a special bonus of $183,412, so that his aggregate compensation in 2010 was $358,412.

Indemnification Agreements

We have entered into indemnification agreements with several of our executive officers and all of our directors. Each indemnification agreement provides that we will indemnify the director or executive officer, as the case may be, to the fullest extent permitted by law for claims arising in his or her capacity as our director or executive officer, as the case may be, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or such officer, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

Registration Rights

In addition to rights of resale under Rule 144, all of the holders of our Series A preferred stock and Series B preferred stock and some holders of our common stock, including our chief executive officer and board member, Dr. Andrew Yang, and certain other five percent stockholders, who will hold an aggregate of 9,953,885 shares of outstanding common stock after this offering, have entered into an Amended and Restated Investors’ Rights Agreement, or the stockholders’ agreement, which entitles them to registration rights that enable them to require us to file a registration statement registering their shares for resale to the public. These registration rights include demand registration rights, Form S-3 registration rights, and piggyback registration rights. We are also responsible for paying all registration expenses in connection with any registration pursuant to the stockholders’ agreement. We have also agreed to indemnify each of these stockholders which is party to the stockholders’ agreement against certain liabilities under the Securities Act in connection with any registration of their registrable shares.

Review, Approval, or Ratification of Related Party Transactions

Upon completion of this offering, our audit committee will be responsible for reviewing and approving all related party transactions that are required to be disclosed under the applicable rules of the Securities and Exchange Commission and the Nasdaq Global Market, when appropriate, and authorizing or ratifying all such transactions in accordance with written policies and procedures established by our board of directors from time to time.

No member of our audit committee may participate in the review, approval, authorization or ratification of a transaction with respect to which he or she is a related party, except that such member can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee.

The transactions described under “Certain Relationships and Related Party Transactions” were not reviewed or approved by our audit committee because they took place prior to the creation of the committee.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. This section refers to our amended and restated certificate of incorporation and our amended and restated bylaws, each of which is expected to become effective upon consummation of this offering. All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid, and nonassessable. As of February 28, 2011, there were 116 holders of our common stock, 16 holders of our Series A preferred stock, and 22 holders of our Series B preferred stock. Immediately prior to or upon consummation of this offering, we expect that all outstanding shares of preferred stock will be converted into shares of our common stock on a one-for-one basis.

The discussion below describes the most important terms of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Holders of our common stock are entitled, among other things, (i) to share ratably in dividends if, when, and as declared by our board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding-up of the company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. Holders of our common stock have no subscription, redemption or conversion rights. The holders of our common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. The rights, preferences, and privileges of holders of our common stock are subject to the terms of any series of preferred stock which we may issue in the future. A vote of the holders of a majority of our common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws.

Preferred Stock

Our board of directors has the authority, within the limitations and restrictions stated in our amended and restated certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights, and the number of shares constituting any series or the designation of such series. We currently have 3,633,665 shares of Series A convertible preferred stock and 2,300,000 shares of Series B convertible preferred stock outstanding. These shares of Series A preferred stock and Series B preferred stock will be converted into shares of common stock on a one-to-one basis immediately prior to or upon consummation of this offering and as a result, after this offering, we will not have designated any series of preferred stock and we will not have any outstanding shares of preferred stock. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.

Registration Rights

In addition to rights of resale under Rule 144, all of the holders of our Series A preferred stock and Series B preferred stock and certain holders of our common stock, who will hold an aggregate of 9,953,885 shares of outstanding common stock after this offering, have entered into a stockholders’ agreement that entitles them to registration rights that enable them to require us to file a registration statement registering their shares for resale to the public. These registration rights include demand registration rights, Form S-3 registration rights, and piggyback registration rights. We are also responsible for paying all registration expenses in connection with any registration pursuant to the stockholders’ agreement. We have agreed to indemnify each of the stockholders that is a party to the stockholders’ agreement against certain liabilities under the Securities Act in connection with any registration of their registrable shares.

Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

We are governed by the DGCL. Upon completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

Classified Board

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, pursuant to which the board of directors will be divided into three classes whose members will serve three-year staggered terms. Our certificate of incorporation also will prohibit cumulative voting by stockholders in connection with the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

No Written Consent of Stockholders

Upon the completion of this offering, our amended and restated bylaws will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Advance Notice Procedures

Upon the completion of this offering, our amended and restated bylaws will provide that our chief executive officer, chairperson of the board of directors or a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will also limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Our amended and restated bylaws will also establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the stockholders. This notice procedure will provide that only persons who are nominated by, or at the direction of our board of directors or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting the company delivers or by, or at the direction of our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of the company of his, her or its intention to raise those matters at the annual meeting. If our chairperson or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Blank Check Preferred Stock

Upon the completion of this offering, our certificate of incorporation will provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interest of us and our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation of Officer and Director Liability and Indemnification Arrangements

Upon completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will limit the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These provisions of our amended and restated certificate of incorporation and amended and restated bylaws will have no effect on any non-monetary remedies that may be available to us or our stockholders, nor will it relieve us or our officers or directors from compliance with federal or state securities laws. The amended and restated bylaws also will generally provide that we will indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with such proceeding. An officer or director will not be entitled to indemnification by us if:

•	the officer or director acted in bad faith or in a manner he or she did not believe to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director did not have reasonable cause to believe his or her conduct was lawful.

In addition to the indemnification to be provided for in our amended and restated certificate of incorporation, we have entered into indemnification agreements with certain of our executive officers and all of our directors. Each indemnification agreement provides that we will indemnify such executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against an executive officer or a director, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

The overall effect of the foregoing provisions and indemnification agreements may be to deter a future offer to buy our company. Stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of our business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Listing

We will apply to have our shares of common stock listed on the Nasdaq Global Market under the symbol “APAD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding                  shares of common stock, assuming the conversion of all outstanding shares of our preferred stock.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining                  shares of common stock to be outstanding after this offering will be deemed “restricted securities,” as that term is defined under Rule 144, and will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below. Within 180 days of the date of this prospectus, all of these shares will qualify for resale under Rule 144, excluding any shares held by affiliates.

Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq Global Market during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and officers and substantially all of our stockholders and holders of options to purchase our stock, have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters, except that we may be permitted to issue shares of our common stock for acquisition purposes. There are currently no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc.

Registration Rights

In addition to rights of resale under Rule 144, all of the holders of our Series A preferred stock and Series B preferred stock and certain holders of our common stock, who will hold an aggregate of 9,953,885 shares of outstanding common stock after this offering, have entered into a stockholders’ agreement that entitles them to registration rights that enable them to require us to file a registration statement registering their shares for resale to the public. These registration rights include demand registration rights, Form S-3 registration rights, and piggyback registration rights. We are also responsible for paying all registration expenses in connection with any registration pursuant to the stockholders’ agreement. We have agreed to indemnify each of the stockholders that is a party to the stockholders’ agreement against certain liabilities under the Securities Act in connection with any registration of their registrable shares.

Equity Plans

Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our 2001 Stock Option/Stock Issuance Plan, our 2011 Equity Incentive Plan, and our 2011 Employee Stock Purchase Plan.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships or entities treated as such for U.S. federal income tax purposes and their partners, dealers in securities, brokers, certain former U.S. citizens or long-term residents or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal non-income or estate tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•

a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions or (b) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we make a distribution of cash or property, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid by us to a non-U.S. holder, to the extent treated as dividends for U.S. federal income tax purposes, generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN (or successor form) certifying its entitlement to the benefit of such treaty or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with an IRS Form W-8ECI (or successor form). In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and either (a) our common stock has ceased to be traded on an “established securities market” prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

A non-U.S. holder described in (i) above will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. A non-U.S. holder described in (ii) above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in (ii) may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (at the then applicable rate) may apply to certain payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Pursuant to applicable income tax treaties or other agreements, the IRS may also make these information reports available to tax authorities in the non-U.S. holder’s country of residence. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS and other applicable requirements are satisfied.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Needham & Company, LLC
Canaccord Genuity Inc.
ThinkEquity LLC
D.A. Davidson & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $         per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $         per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to         additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us or the selling stockholders per share of common stock. The underwriting discounts and commissions are          percent of the initial public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        .

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We, each of our officers and directors, and substantially all of our stockholders and holders of options to purchase our stock, have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc.

The representative of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market, or otherwise.

We will apply to have our shares of common stock listed on the Nasdaq Global Market under the symbol “APAD.”

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholders, and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Electronic Distribution

A prospectus in electronic format is being made available on Internet web sites maintained by the lead underwriter of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Relationships with Underwriters

Some of the underwriters or their affiliates may provide investment banking services to us in the future.

LEGAL MATTERS

O’Melveny & Myers LLP, Menlo Park, California, will pass upon the validity of the shares of common stock offered hereby. As of the date of this prospectus, an attorney at O’Melveny & Myers LLP beneficially owned an aggregate of less than 0.1% of our outstanding shares of common stock. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010 are included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (408) 457-2000 or by mail to: Apache Design Solutions, Inc., 2645 Zanker Road, San Jose, California 95134, Attention: Chief Financial Officer; http://www.apache-da.com.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities, and web site of the Securities and Exchange Commission referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors

Apache Design Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Apache Design Solutions, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apache Design Solutions, Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Mountain View, California

March 14, 2011

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	December 31,		Pro Forma Equity as of December 31, 2010
	2009	2010
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,957	$26,175
Short-term investments	—	1,052
Accounts receivable	7,828	7,500
Deferred tax assets	2,525	1,263
Prepaid expenses and other current assets	878	1,905

Total current assets	28,188	37,895
Property and equipment, net	1,114	857
Intangible assets, net	7,257	5,013
Goodwill	4,531	4,531
Long-term deferred tax assets	2,441	3,916
Other assets	538	499

Total assets	$44,069	$52,711

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,916	$5,946
Deferred revenue, current portion	26,196	27,303

Total current liabilities	31,112	33,249
Deferred revenue, net of current portion	1,684	1,874
Long-term purchase consideration	250	—
Long-term tax liabilities	4,242	6,713
Other long-term liabilities	57	8

Total liabilities	37,345	41,844

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, ($0.0001 par value, 3,634 shares authorized, issued, and outstanding)	1,741	1,741	$—
Series B redeemable convertible preferred stock, ($0.0001 par value, 2,300 shares authorized, issued, and outstanding)	4,255	4,255	—

Total redeemable convertible preferred stock	5,996	5,996	—

Stockholders’ equity:
Common stock ($0.0001 par value, 20,000 shares authorized, 10,968, and 11,100 issued and outstanding at December 31, 2009 and 2010, respectively)	1	1	2
Additional paid-in capital	3,870	4,709	10,704
Retained earnings (accumulated deficit)	(3,143)	161	161

Total stockholders’ equity	728	4,871	$10,867

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity	$44,069	$52,711

See accompanying notes to consolidated financial statements.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2008	2009	2010
Revenue	$25,695	$34,601	$44,047
Cost of revenue	5,812	6,662	8,999

Gross profit	19,883	27,939	35,048

Operating expenses:
Sales and marketing	9,529	9,794	12,930
Research and development	7,797	8,588	11,516
General and administrative	2,903	3,573	4,926

Total operating expenses	20,229	21,955	29,372

Operating income (loss)	(346)	5,984	5,676
Other income (expense)	13	(93)	366

Income (loss) before income taxes	(333)	5,891	6,042
Provision (benefit) for income taxes	(3,507)	2,622	2,738

Net income	$3,174	$3,269	$3,304

Net income per share:
Basic	$0.29	$0.30	$0.30

Diluted	$0.18	$0.19	$0.19

Weighted-average shares used in computing net income per share:
Basic	10,882	10,930	11,016
Diluted	17,253	17,237	17,631
Pro forma net income per share (unaudited):
Basic			$0.19

Diluted			$0.19

Weighted-average shares used in computing pro forma net income per share (unaudited):
Basic			16,950
Diluted			17,631

See accompanying notes to consolidated financial statements.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance, December 31, 2007	10,845	$1	$2,076	$(9,586)	$(2)	$(7,511)
Comprehensive income
Net income	—	—	—	3,174	—	3,174
Unrealized investment gain, net	—	—	—	—	2	2

Total comprehensive income						3,176
Issuance of common stock upon exercise of stock options for cash	65	—	49	—	—	49
Repurchase of common stock	(4)	—	—	—	—	—
Stock-based compensation	—	—	911	—	—	911
Accretion of preferred stock	—	—	(87)	—	—	(87)

Balances, December 31, 2008	10,906	1	2,949	(6,412)	—	(3,462)
Net income	—	—	—	3,269	—	3,269
Issuance of common stock upon exercise of stock options for cash	62	—	102	—	—	102
Stock-based compensation	—	—	819	—	—	819

Balances, December 31, 2009	10,968	1	3,870	(3,143)	—	728
Net income	—	—	—	3,304	—	3,304
Issuance of common stock upon exercise of stock options for cash	132	—	119	—	—	119
Stock-based compensation		—	720	—	—	720

Balances, December 31, 2010	11,100	$1	$4,709	$161	$—	$4,871

See accompanying notes to consolidated financial statements.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income	$3,174	$3,269	$3,304
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,650	2,315	2,788
Loss on disposal of property and equipment	—	12	—
Stock-based compensation	911	819	720
Deferred income taxes	(5,078)	666	(213)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	3,742	(4,330)	328
Prepaid expenses and other current assets	43	540	(1,026)
Other assets	(110)	(212)	39
Accounts payable and accrued expenses	(432)	1,543	1,288
Deferred revenue	3,751	3,622	1,297
Long term tax liabilities	1,385	1,146	2,471
Other long-term liabilities	189	(142)	—

Net cash provided by operating activities	9,225	9,248	10,996

Cash flows from investing activities:
Cash paid for acquisition, net of cash acquired	—	(4,321)	—
Proceeds from sales and maturities of short-term investments	2,629	6,026	3
Purchases of short-term investments	(6,026)	—	(1,055)
Purchase of property and equipment	(354)	(752)	(287)

Net cash provided by (used in) investing activities	(3,751)	953	(1,339)

Cash flows from financing activities:
Holdback payments related to acquisitions	—	(2,000)	(500)
Proceeds from issuance of common stock, net	49	102	119
Payment on capital lease obligations	—	(27)	(58)

Net cash provided by (used in) financing activities	49	(1,925)	(439)

Net increase in cash and cash equivalents	5,523	8,276	9,218
Cash and cash equivalents, beginning of year	3,158	8,681	16,957

Cash and cash equivalents, end of year	$8,681	$16,957	$26,175

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$234	$479	$1,368
Cash paid for interest	$111	$90	$20

See accompanying notes to consolidated financial statements.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business Description

Apache Design Solutions, Inc. (the Company) was incorporated in Delaware in 2001. The Company is a provider of innovative power analysis and optimization software solutions that enable the design of power-efficient, noise-immune high performance integrated circuits, or ICs, and electronic systems. The Company’s solutions consist of a suite of software tools and methodologies that enable IC and electronic system designers to reduce power consumption, deliver reliable power to all circuit and system components and mitigate power-induced signal interference, or noise. Revenue is derived primarily from software license and maintenance agreements with customers in the United States, Europe, and Asia.

(2) Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries in France, Taiwan, Japan, Korea, China, India, Israel, and the United Kingdom. All significant intercompany accounts and transactions have been eliminated.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Foreign Currency Translation

The functional currency of each of the Company’s active foreign subsidiaries is the U.S. dollar. Assets and liabilities that are not denominated in U.S. dollars are remeasured with any related gain or loss recorded in earnings.

(d) Cash, Cash Equivalents, and Short-Term Investments

The Company classifies investments with original maturities of three months or less when acquired as cash equivalents. Cash and cash equivalents consist primarily of cash and money market accounts. Investments with maturities greater than three months and less than one year are classified as short-term investments. As of December 31, 2010, short-term investments consisted of investment in certificate of deposits totaling $1.1 million, which approximates fair value.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. If all collection efforts have been exhausted, the receivable is written off against the allowance. The uncollectible amount written off was $103,000 and $31,000 in fiscal years 2008 and 2010 respectively. No uncollected amount was written off in fiscal year 2009. No allowances for doubtful accounts have been recorded as of December 31, 2009 and 2010.

(f) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are recorded at cost and amortized using the straight-line method over the lesser of the estimated useful lives or the remaining lease term. Maintenance and repair costs are charged to operations as incurred.

(g) Revenue Recognition

The Company licenses its software products and solutions primarily under time-based licenses (TBL) agreements. A TBL is a license valid for a finite term, generally one to three years, in which the license expires at the end of the term. The software licenses are generally bundled with postcontract customer support (maintenance) for the license term.

The Company recognizes revenue when: (1) persuasive evidence of an arrangement exists, (2) delivery of software or services has occurred, (3) the fee for such software or services is fixed or determinable, and (4) collectibility of the full license or service fee is probable. The Company applies these revenue recognition criteria as follows:

•

Persuasive Evidence of an Arrangement Exists.    Prior to recognizing revenue on an arrangement, the Company’s customary policy is to have a purchase order from customers that have previously negotiated a master end-user license arrangement or purchase agreement, signed by both the customer and the Company.

•

Delivery Has Occurred.    The Company delivers its products to its customers electronically, and the delivery occurs when the Company provides the customer access codes, or “license keys,” that allow the customer to access a fully functioning version of the software.

Certain of the Company’s license agreements provide its customers the right to adjust their license to cover other specific software. Because these agreements provide access to a specified set of software products, the Company does not consider delivery to have occurred until access to at least one copy of each of the products specified in the license agreement has been granted to the customer.

•

Fee is Fixed or Determinable.    The Company’s determination of whether an arrangement fee is fixed or determinable depends principally on the arrangement’s payment terms. For contracts where payments are weighted toward the latter part of the contract term, the Company recognizes revenue that represents the lesser of the fee that is due and payable, or the portion of the entire fee that would be recognized under a straight-line method over the term of the license.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Collectibility is Probable.    The Company judges collectibility of the arrangement fee on a customer-by-customer basis pursuant to our credit review policy. When a new customer is acquired, the Company evaluates the customer’s financial position and ability to pay prior to selling a TBL to that customer. The Company generally only sells additional licenses to, or enters into license renewals with, existing customers with which it has a history of successful collection.

The Company has analyzed all of the elements included in its multiple-element software arrangements and determined that it does not have sufficient vendor-specific objective evidence (VSOE) to allocate revenue to the maintenance components as all current license arrangements come packaged with a combination of a term-based license and maintenance. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes revenue at the lesser of the pro rata portion of the license fee for the applicable period, or as the payment from the customer becomes due.

Deferred revenue is classified on the consolidated balance sheet as current and long-term deferred revenue based upon whether the revenue is expected to be recognized within the next 12 months, or after the next 12 months.

(h) Income Taxes

Income taxes have been provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefits that are more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(i) Concentrations of Credit Risk

The Company sells its products worldwide primarily to customers in the global semiconductor market. The Company performs ongoing credit evaluations of its customers’ financial condition and does not require collateral. The Company evaluates the need to establish reserves for any potential credit losses. Such losses have been within management’s expectations and have not been material in any year presented.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from major customers as a percentage of total revenue were as follows:

	Year Ended December 31,
	2008	2009	2010
Customer A	*	12%	*
Customer B	*	10%	*
Customer C	*	*	11%

Customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2009	2010
Customer A	28%	29%
Customer D	21%	*
Customer E	*	15%

*	Amounts were less than 10% for the respective period.

Customer C is also a shareholder that owned 1,104,995 shares of the Company’s redeemable convertible preferred stock as of December 31, 2010.

(j) Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and identifiable intangible assets acquired by the Company. The carrying amount of goodwill is tested for impairment annually or more frequently if facts and circumstances warrant a review. A two-step evaluation to assess goodwill for impairment is required. First, the fair value of each reporting unit is compared to its carrying value. If the fair value equals or exceeds the carrying value, goodwill is not considered to be impaired and proceeding to the second step is not required. If the carrying value of any reporting unit exceeds its fair value, then the implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of its goodwill and other intangible assets. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment charge equal to the difference is recorded. For the years presented, the Company operated as one reporting unit and there were no impairments of goodwill as the fair value equaled or exceeded the carrying value.

Intangible assets consist of purchased technology, patents, customer relationships, and contract backlog. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from two to seven years.

(k) Accounting for Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less cost to sell. The Company did not recognize any long-lived asset impairment charges in fiscal years 2008, 2009, and 2010.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l) Stock-Based Compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each award’s fair value as calculated using the Black-Scholes-Merton (BSM) option pricing model. This fair value is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period.

(m) Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share gives effect to equity instruments considered to be potential common shares, if dilutive, computed using the treasury stock method of accounting.

(n) Segment Information

The Company operates in one reportable segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis and manages its operations as a single operating segment.

(o) Unaudited Pro Forma Stockholders’ Equity and Net Income Per Share

If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 5,933,665 shares of common stock, based on the shares of redeemable convertible preferred stock outstanding at December 31, 2010. Unaudited pro forma stockholders’ equity and pro forma net income per share, as adjusted for the assumed conversion of the convertible preferred stock, are reflected in the consolidated financial statements.

(p) Comprehensive Income

The Company is required to display comprehensive income and its components as part of the Company’s consolidated financial statements. Comprehensive income comprises net income and other comprehensive income, including unrealized gain from investments.

(q) Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (FASB) issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are required to be adopted in the first quarter of 2011. The Company will adopt the guidance on a prospective basis effective the first quarter of fiscal year 2011. The Company does not believe the adoption of the guidance will have a material impact on its consolidated financial statements.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of preexisting software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are required to be adopted in the first quarter of 2011. The Company will adopt the guidance on a prospective basis effective the first quarter of fiscal year 2011. The Company does not believe the adoption of the guidance will have a material impact on its consolidated financial statements.

(3) Business Combination

On September 4, 2009, the Company acquired, in a taxable transaction, certain assets and foreign subsidiaries of Sequence Design, Inc. (Sequence), a provider of the Register Transfer Level (RTL) design for power solutions, for cash consideration of approximately $5.3 million plus the assumption of certain specified liabilities. A total of $0.8 million of the cash consideration was held back to cover any potential indemnity claims, out of which $0.5 million was paid on the first anniversary of the acquisition, and the remaining $0.3 million is payable on the second anniversary, provided that such amount shall be subject to the Company’s rights to indemnification as set forth in the purchase agreement related to such acquisition. Additionally, approximately $0.6 million is payable over a 24-month period to certain former Sequence employees should they satisfy certain performance criteria as employees of the Company which is recorded as compensation as earned. The Company included the operating results of Sequence in the consolidated statement of operations starting as of the closing date of the acquisition.

The financial information in the table below summarizes the combined results of operations of the Company and Sequence, on a pro forma basis, as though the companies had been combined as of the beginning of fiscal 2008 and fiscal 2009. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2008 or January 1, 2009 or of results that may occur in the future:

	Pro Forma Results (unaudited)
	Year Ended December 31,
	2008	2009
Revenue	$32,728	$39,221

Net income	$1,000	$1,629

The pro forma financial information for all periods presented also includes the business combination accounting effect on historical Sequence deferred revenues, adjustments to amortization charges from acquired intangible assets, and related tax impacts. In addition, during the year ended December 31, 2009, the Company incurred $0.2 million of third-party acquisition-related costs. These expenses are included in general and administrative expense in the Company’s consolidated statement of operations for the year ended December 31, 2009.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following the acquisition of Sequence, the Company sought to integrate the combined companies by bundling acquired products with Apache’s existing products and cross selling to the combined customer base. The Company also sought to reduce the costs associated with the operation of the acquired business by consolidating sales and marketing efforts and by eliminating redundant administrative resources and rationalizing research and development. As a result of the foregoing, the Company has not separately assessed the impact of this acquisition on the Company’s consolidated financial statements.

The assets acquired and liabilities assumed were recorded at fair value, and the excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill, which resulted primarily from our expectation of synergies from the integration of the acquired company’s technology with our technology. The $3.0 million goodwill recorded in connection with this acquisition is deductible for income tax purposes over 15 years. The Company accounted for acquisition-related costs as expenses in the periods where the costs were incurred and the services were received.

The initial consideration has been allocated as follows (in thousands):

Tangible assets acquired	$915
Intangible assets acquired:
Developed technology	2,690
Patents	160
Customer relationships	230
Contract backlog	1,090
Goodwill	2,994

Total intangible assets	7,164
Net of liabilities assumed	(2,829)

Net assets acquired	$5,250

The fair values of Sequence’s intangible assets were determined using the income approach with significant inputs that are not observable in the market. Key assumptions include the expected future cash flows, the timing of the expected future cash flows and the discount rates consistent with the level of risk associated with those expected from cash flows.

The acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which are two to five years.

The Company acquired all of the outstanding shares of Optimal in the year ended December 31, 2007, for which it paid $7.5 million in cash. A total of $2.0 million of the cash consideration was held back from the purchase price for a period of two years to cover any potential indemnity claims. During the year ended December 31, 2009, the $2.0 million holdback was paid out in full.

(4) Financial Instruments

The Company measures at fair value its cash equivalents using a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

inputs reflect the Company’s own assumption. These two types of inputs have created the following fair value hierarchy:

•	Level 1—Valuations based on quoted prices in inactive markets for identical assets that the Company has the ability to access.

•	Level 2—Valuations based on inputs other than quoted prices included within Level 1, for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s short-term investments consist of certificates of deposit. The Company estimates the fair value of its certificates of deposit using Level 1 inputs.

The carrying value of accounts receivable and accounts payable approximates fair value because of the short-term nature of these instruments.

(5) Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2009	2010
Computer hardware	$2,500	$2,807
Furniture and fixtures	290	275
Software	256	256
Leasehold improvements	586	582

	3,632	3,920
Less: accumulated depreciation and amortization	2,518	3,063

	$1,114	$857

Depreciation and amortization expense was $568,000, $845,000, and $580,000 in fiscal years 2008, 2009, and 2010, respectively. The Company had no capital lease obligation in fiscal year 2008. The cost of equipment acquired under capital leases was $131,000 as of December 31, 2009 and 2010. Depreciation of assets reported under capital leases was included with depreciation expense.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Intangible Assets

(a) Acquired Intangible Assets

As of December 31, 2009, the major classes of amortizable intangible assets were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Remaining Life (months)
Developed technology	$7,090	$(2,086)	$5,004	45
Patents	160	(10)	150	56
Customer relationships	1,650	(455)	1,195	58
Contract backlog	1,090	(182)	908	20

	$9,990	$(2,733)	$7,257

As of December 31, 2010, the major classes of amortizable intangible assets were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Remaining Life (months)
Developed technology	$7,090	$(3,504)	$3,586	34
Patents	160	(43)	117	44
Customer relationships	1,650	(704)	946	46
Contract backlog	1,090	(726)	364	8

	$9,990	$(4,977)	$5,013

Total amortization expense for intangible assets was $1.1 million, $1.5 million, and $2.2 million in fiscal years 2008, 2009, and 2010, respectively.

Estimated amortization expense for the following five years and thereafter (in thousands):

2011	$2,062
2012	1,552
2013	819
2014	580
2015	—
2016 and thereafter	—

$5,013

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31,
	2009	2010
Accounts payable	$692	$1,019
Payroll, bonus, and commission	1,687	2,240
Vacation	606	681
Holdback payments related to Sequence acquisition	500	250
Other	1,431	1,756

	$4,916	$5,946

(8) Redeemable Convertible Preferred Stock

The following table summarizes the redeemable convertible preferred stock authorized, issued, and outstanding as of December 31, 2008, 2009, and 2010:

	Par Value	Shares Authorized	Shares Issued and Outstanding
Series A	$0.0001	3,633,665	3,633,665
Series B	$0.0001	2,300,000	2,300,000

		5,933,665	5,933,665

The rights, privileges, and preferences for Series A and Series B are as follows:

(a)	Holders of Series A and Series B are entitled to receive noncumulative dividends at an annual rate of $0.038336 and $0.148 per share, respectively, when and if declared by the Board of Directors, prior to and in preference to holders of common stock. No dividends have been declared through December 31, 2010.

(b)	In the event of the liquidation or dissolution of the Company, holders of Series B are entitled to receive an amount equal to $1.85 per share, plus all accrued and unpaid dividends, prior and in preference to any distributions made to the holders of Series A and common stock. The holders of Series A are entitled to receive an amount equal to $0.4792 per share, prior and in preference to any distributions made to the holders of common stock. If after making the above distribution, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of Series A, Series B, and common stock on an as-if-converted basis. At December 31, 2010, the aggregate liquidation preference of Series A and Series B was $1.7 million and $4.3 million, respectively.

(c)	Series A and Series B shares are convertible, one-for-one, into common stock at the option of the holder, at any time after the date of issuance. This conversion rate is subject to adjustment for stock splits, stock dividends, and certain other events.

(d)

Each share of Series A and Series B is automatically converted into one share of common stock, upon the earliest to occur of: (i) an initial public offering with proceeds of not less than $20 million, and an offering price of at least $3.70 per share; (ii) the closing of a liquidation event with an aggregate consideration equal to the sum of

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$60 million and three times the aggregate proceeds from all issuances of Series B ($12.8 million at December 31, 2010); and (iii) approval by the holders of a majority of the then outstanding preferred stock, voting together as a class.

(e)	Holders of Series A and Series B are entitled to vote, with each preferred share having the voting rights equal to the number of common stock shares into which it is convertible, on all matters submitted to a vote of the Company’s stockholders. The holders of Series A, voting separately as a class, are entitled to elect one member to the Board of Directors. The holders of Series A and Series B, voting together as a class, are entitled to elect one member to the Board of Directors.

(f)	Each share of Series A and Series B is redeemable at any time after the fifth anniversary of Series B issuance date, if requested by holders of at least 75% of the then, outstanding shares of Series A and Series B, voting as separate classes. The redemption price for the Series A and Series B is $0.4792 per share and $1.85 per share, respectively, subject to adjustment for stock splits, stock dividends, and certain other events, plus declared and unpaid dividends. As a result, the Company has accounted for Series A and Series B outside of permanent equity.

(9) Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2009 and 2010, 10,968,287 and 11,099,815 shares were issued and outstanding, respectively. The holders of common stock, voting separately as a class, are entitled to elect one member to the Board of Directors.

(10) Employee Benefit Plan

The Company has a 401(k) retirement plan to provide defined contribution retirement benefits for all eligible employees. Participants may contribute a portion of their compensation to the plan, subject to limitations under the Internal Revenue Code. The Company does not have any matching plan and has not made any contribution to the 401(k) Plan.

(11) Stock Option Plan

In October 2001, the Company adopted the 2001 Stock Option/Stock Issuance Plan (the Plan). The Company has reserved a total of 9,200,000 shares of common stock for issuance under the Plan. Under the Plan, the Board of Directors may grant incentive stock options to U.S. employees and directors and nonstatutory stock options to employees, directors, and consultants. The exercise price of an option cannot be less than the fair value of one share of common stock on the date of grant for incentive stock options or 85% of the fair value of one share of common stock for nonstatutory stock options (not less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock who receive an incentive stock option) as determined by the Board of Directors. Options expire after 10 years or less as provided in the option agreement (5 years for stockholders owning greater than 10% of all classes of stock who receive on incentive stock option). Employee options generally vest over 4 years, but options with shorter vesting periods can be granted by the Board of Directors. The Plan allows for exercise of unvested options with repurchase rights over the restricted common stock issued at the original exercise price. The repurchase rights lapse at the same rate as the original option vesting schedule.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of awards granted under the stock option plan is measured at the grant date using the BSM option pricing model. The BSM option pricing model incorporates various subjective assumptions, including expected volatility, expected term and the risk-free interest rates, as well as the fair value of the common stock on the grant date as determined by management. These input factors are subjective and are determined using management’s judgment. If a difference arises between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, the Company may change the input factors used in determining future stock-based compensation expense. Any such changes could materially impact the results of operations in the period in which the changes are made and in periods thereafter.

The fair value of awards is recognized on a straight-line basis over the vesting period. The compensation expense for share-based awards is based on awards that are expected to vest and is reduced for estimated forfeitures. The Company applies an annual forfeiture rate that is determined based on historical forfeitures and represents the awards expected to be forfeited each year.

As the Company does not have a trading history for the common stock, the expected stock price volatility for the common stock is estimated by taking the average of the historical volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology and software industry.

The Company determines the expected term in accordance with the “simplified method” for a plain vanilla employee stock option for which the value is estimated using a BSM formula. Under this approach, the expected term would be presumed to be the midpoint between the vesting date and the end of the contractual term. The use of this approach is permitted as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the lack of trading history for its common stock.

The risk-free interest rate is based upon interest rates that match the expected term of the option granted. The dividend yield is zero as the Company does not expect to be paying cash dividends on the common stock.

Valuation assumptions:

	Year Ended December 31,
	2008	2009	2010
Expected dividend yield	—	—	—
Expected volatility	51.5%	61.8%	54.9%
Expected term (in years)	6.0	5.9	6.1
Risk-free interest rate	2.2%-3.5%	2.4%-2.7%	1.7-3.0%
Average common stock fair value	$2.98	$2.15	$3.26

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the respective grant dates, the exercise price was determined by the Board of Directors by reference to, among other things, the estimated fair value of the underlying common stock, which ranged from:

	Year Ended December 31,
	2008	2009	2010
Exercise price	$1.75-2.70	$1.75-2.25	$2.25-4.55

Stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Cost of revenue	$178	$184	$190
Sales and marketing	305	302	192
Research and development	337	230	229
General and administrative	91	103	109

	$911	$819	$720

Stock option activity under the Plan is as follows:

	Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (years)	Aggregate Intrinsic Value
Balances, December 31, 2007	20,662	1,379,300	$1.52	9.13
Authorized	1,000,000	—	—
Granted	(967,308)	967,308	$2.96
Canceled	239,273	(239,273)	$2.84
Repurchased	4,209	—	$0.31
Exercised	—	(64,935)	$1.21

Balances, December 31, 2008	296,836	2,042,400	$2.06	8.05
Granted	(432,750)	432,750	$2.15
Canceled	284,995	(284,995)	$2.77
Exercised	—	(62,480)	$1.64

Balances, December 31, 2009	149,081	2,127,675	$2.00	7.47
Authorized	1,000,000	—	—
Granted	(418,400)	418,400	$3.26
Canceled	120,700	(120,700)	$2.49
Repurchased	437	—	$1.20
Exercised	—	(131,965)	$0.91

Balances, December 31, 2010	851,818	2,293,410	$2.26	7.12	$7,083,997

Options vested as of December 31, 2010		1,474,656	$1.93	6.17	$5,030,943
Options expected to vest after December 31, 2010		706,354	$1.58	8.81	$1,771,208

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on stock options with an exercise price less than the fair value of the Company’s common stock on December 31, 2010 of $5.35. The total intrinsic value of options exercised during the year ended December 31, 2009 and 2010 was $22 thousand and $0.4 million, respectively.

The following table summarizes additional information about stock options outstanding at December 31, 2010:

	Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted- Remaining Contractual Life (in years)
$ 0.05	105,000	1.95
$ 0.18	104,500	3.95
$ 0.35	6,000	4.84
$ 1.20	349,000	5.46
$ 1.75	85,127	8.19
$ 2.25	464,200	9.01
$ 2.45	285,400	6.40
$ 2.70	106,733	7.66
$ 2.75	161,000	6.78
$ 3.10	366,650	7.18
$ 3.55	201,500	9.65
$ 4.55	58,300	9.88

	2,293,410

The weighted average grant date fair value of options granted during the years 2009 and 2010 was $1.24 and $1.82, respectively. The Company had total unrecognized compensation expense, net of estimated forfeitures, related to stock option grants of $1.0 million as of December 31, 2010, which will be recognized over the remaining weighted average vesting period of 2.63 years.

From 2002 through 2010, the Company granted 954,969 options to purchase common stock at exercise prices from zero to $3.10 per share to outside advisors or consultants. Compensation expense related to unvested shares held by non-employees is remeasured each reporting period. As of December 31, 2010, options to purchase 107,500 shares are still outstanding of which 11,667 remain unvested. Stock-based compensation expense related to these options was not material during fiscal years 2008, 2009, and 2010.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(12) Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to common stockholders:

	Year Ended December 31,
	2008	2009	2010
	(In thousands, except per share data)
Numerator:
Net income	$3,174	$3,269	$3,304

Denominator:
Weighted average common stock—basic	10,882	10,930	11,016
Effect of potentially dilutive securities:
Add convertible preferred stock	5,934	5,934	5,934
Add diluted effect of share options	437	373	681

Weighted average common stock—diluted	17,253	17,237	17,631

Net income per share:
Basic	$0.29	$0.30	$0.30

Diluted	$0.18	$0.19	$0.19

For fiscal years 2008, 2009 and 2010, options to purchase approximately 850,000, 1,158,000 and 433,000 shares of common stock, respectively, with exercise prices greater than the average fair value of our stock, were not included in the calculation of diluted net income per share because the effect would have been anti-dilutive.

(13) Income Taxes

Net income (loss) from continuing operations before income taxes is as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
United States	$(757)	$5,416	$5,168
Foreign	424	475	874

	$(333)	$5,891	$6,042

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a) Income Taxes

Income tax provision (benefit) attributable to income from continuing operations consisted of (in thousands):

	Year Ended December 31,
	2008	2009	2010
Current expense:
Federal	$8	$541	$644
State	79	407	209
Foreign	1,479	1,099	2,102

	1,566	2,047	2,955

Deferred expense (benefit):
Federal	(3,921)	794	(235)
State	(1,173)	(219)	18
Foreign	21	—	—

	(5,073)	575	(217)

Provision (benefit) for income taxes	$(3,507)	$2,622	$2,738

(b) Tax Rate Reconciliation

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following (in thousands):

	Year Ended December 31,
	2008	2009	2010
Income tax expense (benefit) at federal statutory rate	$(113)	$2,003	$2,054
Nondeductible items and other	377	288	31
State taxes, net of federal benefit	(155)	98	155
Foreign rate differential	149	40	67
Foreign withholding tax	636	488	726
Research and development credits	(294)	(295)	(295)
Valuation allowance	(4,107)	—	—

Total income tax expense (benefit)	$(3,507)	$2,622	$2,738

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Significant Components of Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2010 are presented below (in thousands):

	December 31,
	2009	2010
Deferred tax assets:
Property, plant, and equipment	$17	$28
Accruals and reserves	610	533
Deferred revenue	660	908
State taxes, net of federal benefit	159	118
Net operating losses and credit carryfowards	5,943	5,754
Other	21	(138)

Gross deferred tax assets	7,410	7,203
Less valuation allowance	(1,259)	(1,525)

Total deferred tax assets	6,151	5,678

Deferred tax liabilities:
Intangible assets	(1,185)	(499)

Net deferred tax assets	$4,966	$5,179

The Company concluded that a full valuation allowance was required against all net deferred tax assets as of December 31, 2007. During 2008, the Company concluded that it is more likely than not that all of its deferred tax assets except certain foreign tax credits and acquired net operating losses subject to limitations will be realized and as a result, valuation allowance of $4.6 million was released during the year, of which $4.1 million was recorded as deferred tax benefit, and $0.5 million was recorded as an adjustment to goodwill.

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers various sources of taxable income and all available positive and negative evidence about these possible sources of taxable income. The Company gives significant weight to evidence that can be objectively verified. Taxable income for the years ended December 31, 2008, 2009, and 2010 was $1.0 million, $6.9 million, and $7.5 million, respectively, for federal purposes before applying any credit carryforwards. Based on the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010.

The valuation allowance of $1.3 million and $1.5 million at December 31, 2009 and 2010, respectively, was primarily related to foreign tax credit carryforwards that, in the judgment of management, are not more likely than not to be realized due to the annual limitation based on the Company’s foreign source income.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2010, the Company has federal and state net operating loss carryforwards of approximately $5.0 million and $6.6 million, respectively, which expire on various dates through 2028. The Company’s ability to utilize the loss carryforwards is subject to limitations pursuant to the ownership change rules of Internal Revenue Code Section 382. As of December 31, 2010, the Company has California state research and development credits carryforwards of approximately $1.0 million. California state research and development credits may be carried forward indefinitely.

The Company has not provided for U.S. federal income taxes on its non-U.S. subsidiaries’ undistributed earnings as of December 31, 2010, because each earnings are intended to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to applicable U.S. federal and state income taxes. There are no significant cumulative unremitted foreign earnings as of December 31, 2010.

The changes in the Company’s gross amount of unrecognized tax benefits during the year ended December 31, 2010 are as follows (in thousands):

2010
Unrecognized tax benefits at the beginning of the fiscal year	$2,798
Decrease in unrecognized tax benefits of tax positions taken during a prior year	(136)
Increase in unrecognized tax benefits as a result of tax positions taken during the current year	1,964

Unrecognized tax benefits at the end of the fiscal year	$4,626

As of December 31, 2010, $2.3 million of unrecognized tax benefits would, if recognized, reduce the effective tax rate.

The Company’s policy is to classify interest and penalties associated with unrecognized tax benefits as income tax expense. As of December 31, 2009 and 2010, the Company had $1.7 million and $2.4 million of accrued income tax related interest and penalties on unrecognized tax benefits, respectively. Interest included in the Company’s provision for income taxes was an expense of $0.1 million and $0.4 million for fiscal years 2009 and 2010, respectively.

The Company files U.S. federal, California and other U.S. states, and other foreign jurisdictions income tax returns. The Company’s major taxing jurisdictions are U.S. federal and California. Fiscal years 2004 to 2009 remain open to examination by the Internal Revenue Service and California Franchise Tax Board. Because the Company uses historical net operating loss carryforward and other tax attributes to offset its federal and state taxable income in current and future years’ tax returns, such attributes can be adjusted by the taxing authorities until the statute of limitations closes on the year in which such attributes were utilized. The Company is not currently under examination in any of its major taxing jurisdictions.

As of December 31, 2010, the Company does not currently expect significant changes in the total unrecognized tax benefits within the next 12 months.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(14) Segment Information

The Company operates in one reportable segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis and manages its operations as a single operating segment. Revenue by region is classified based on the regions to which the products are shipped, which may differ from the location of customer’s principal offices.

The Company operates in four main geographic areas: the United States (U.S.); Europe, the Middle East, and Africa (EMEA); Japan; and Asia Pacific, excluding Japan. The Company’s long-lived assets included property and equipment, purchased technology, and goodwill. Long-lived assets are attributed to geographic areas based on the country where the assets are located. As of December 31, 2009 and 2010, long-lived assets of approximately $12.7 million and $10.2 million, respectively, are domiciled in the United States. Long-lived assets for all other locations are not material to the consolidated financial statements.

The following table sets forth the Company’s revenue by geographic region (in thousands):

	Year Ended December 31,
	2008	2009	2010
U.S.	$15,422	$20,898	$25,192
EMEA	3,413	5,166	6,484
Asia Pacific, excluding Japan	3,317	4,978	6,340
Japan	3,543	3,559	6,031

Total revenue	$25,695	$34,601	$44,047

(15) Commitments

(a) Leases

The Company leases its facilities under several noncancelable operating and capital lease agreements, which expire at various dates. Approximate future minimum lease payments as of December 31, 2010, under operating leases are as follows (in thousands):

	Operating	Capital
Fiscal year:
2011	$780	$56
2012	132	8
2013	68	—

	$980	$64

Rental expenses for certain operating lease agreements with scheduled rent increases and other lease incentives are recognized on a straight-line basis over the term of the lease. Total rental expense under operating leases was $1.0 million, $1.1 million, and $1.3 million in 2008, 2009, and 2010, respectively.

APACHE DESIGN SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Other Contingencies

The Company warrants to licensees that for 90 days following delivery, the licensed product will substantially conform to its users guide as exists at the date of delivery. The Company’s obligation under this warranty is to use reasonable efforts to correct any nonconformity and supply the licensee with a corrected version of the licensed product as soon as practical after being notified by the licensee of any nonconformity. If the correction is commercially unreasonable, the Company may terminate the license and return to licensee a pro rata portion of the license fee paid. The Company typically provides customers limited indemnities with respect to claims that their use of the Company’s analysis and optimization software products infringe on patents, copyrights, trademarks, or trade secrets. To date, there have been no significant expenses related to indemnity claims.

(16) Legal Matters

The Company and its subsidiaries are, from time to time, party to legal proceedings arising in the normal course of business. In management’s opinion, there are no pending claims or litigation, the outcome of which would have a material adverse effect on the Company’s consolidated results of operations, financial position, or cash flows.

(17) Subsequent Events

On January 27, 2011, the Board of Directors approved an amendment to the Company’s amended and restated certificate of incorporation that increased the authorized common stock to 21,000,000 shares and increased the size of the Board of Directors to five members. The holders of common stock, series A and series B, voting together as a class, are entitled to elect these two additional directors.

On February 3, 2011 and March 7, 2011, the Board of Directors granted stock options to employees, directors, and consultants to purchase an aggregate of 88,875 and 938,300 shares of the Company’s common stock with an exercise price of $5.35 and $6.80 per share, respectively.

On March 7, 2011, the Board of Directors approved the 2011 Equity Incentive Plan to grant equity awards of up to 2,400,000 shares to its employees, directors, and consultants.

On March 7, 2011, the Board of Directors approved the 2011 Employee Stock Purchase Plan to issue and sell up to 600,000 shares to the Company’s employees.

On March 7, 2011, the Board of Directors approved an increase to its 2001 Stock Option/ Stock Incentive Plan by another 600,000 shares for a total of 9,800,000 shares.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Apache Design Solutions, Inc.

         Shares

Common Stock

Deutsche Bank Securities

Needham & Company, LLC

Canaccord Genuity

ThinkEquity LLC

D.A. Davidson & Co.

Prospectus

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the Securities and Exchange Commission (the “SEC”) registration fee and the FINRA filing fees.

SEC registration fee		8,708
FINRA filing fee		8,000
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the certificate of incorporation adopted by us prior to the consummation of this offering (the “Charter”) will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our Charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

We expect that our amended and restated bylaws adopted by us prior to the consummation of this offering, will provide that we will indemnify each of our directors and officers, certain employees, and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines, and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the amended and restated bylaws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, we expect the amended and restated bylaws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the amended and restated certificate of incorporation or the amended and restated bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated bylaws will authorizes us to provide insurance for our directors, officers, and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the amended and restated bylaws.

Some of our officers, along with other stockholders, are parties to an Amended and Restated Investors’ Rights Agreement that provides for, among other things, the rights of these stockholders to cause us to register shares of our common stock held by these stockholders. We have agreed with these stockholders, including some of our officers, that, in the event any of their shares of our common stock are included in an underwritten registration statement, then, to the extent permitted by law, we will indemnify and hold harmless these stockholders, any underwriter for these stockholders, and each person, if any, who controls these stockholders or underwriters, against any losses, claims, damages or liabilities (joint or several) to which they may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by us of any securities laws.

We have entered into indemnification agreements with certain of our executive officers and all of our directors. Each indemnification agreement provides that we will indemnify the director or executive officer, as the case may be, to the fullest extent permitted by law for claims arising in his or her capacity as our director or executive officer, as the case may be, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or such officer, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We also maintain a directors’ and officers’ insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers, and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the past three years, we have issued to directors, officers, employees, and consultants options to purchase 2,150,733 shares of our common stock with a per share exercise price ranging from $1.75 to $6.80 under our 2001 Stock Option/Stock Issuance Plan and have issued 82,719 shares of our common stock upon exercise of such options. The issuances of such securities were exempt from registration under the Securities Act, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had access, through their relationship with our company, to information about us.

There were no underwritten offerings employed in connection with any of the transactions described above.

Item 16.	Exhibits

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on March 14, 2011.

APACHE DESIGN SOLUTIONS, INC.

By:	/S/ ANDREW T. YANG
Name: Andrew T. Yang, Ph.D.
Title: Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Apache Design Solutions, Inc. (the “Company”), hereby severally constitute and appoint Andrew T. Yang and Emily Chang, and each of them individually, our true and lawful attorneys, with full power to them, and to each of them individually, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act, in connection with the registration under the Securities Act, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

/S/ ANDREW T. YANG Andrew T. Yang	Chief Executive Officer and Director	March 14, 2011

/S/ EMILY CHANG Emily Chang	Chief Financial Officer (principal financial and accounting officer)	March 14, 2011

/S/ PING YANG Ping Yang	Director	March 14, 2011

/S/ LORI HOLLAND Lori Holland	Director	March 14, 2011

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1	Asset Purchase Agreement, dated as of August 19, 2009, by and between Apache Design Solutions, Inc. and Sequence Design, Inc.

3.1	Form of Amended and Restated Certificate of Incorporation of the Company to be effective upon consummation of this offering

3.2	Form of Amended and Restated Bylaws of the Company to be effective upon consummation of this offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investors’ Rights Agreement, dated as of January 21, 2004, among Apache Design Solutions, Inc. and the stockholders party thereto

5.1*	Opinion of O’Melveny & Myers LLP

10.1	2001 Stock Option/Stock Issuance Plan

10.2	2011 Equity Incentive Plan

10.3	2011 Employee Stock Purchase Plan

10.4	Software License Agreement, dated as of October 30, 2006, by and between Apache Design Solutions, Inc. and Intel Corporation

10.5**	Purchase Agreement—Software and Related Services, dated as of June 30, 2008, by and between Apache Design Solutions, Inc. and Intel Corporation

10.6**	Amendment No. 1 to Purchase Agreement—Software and Related Services, dated as of September 30, 2009, by and between Apache Design Solutions, Inc. and Intel Corporation

10.7**	Intel Side Letter, dated as of August 27, 2001, by and between Apache Design Solutions, Inc. and Intel Capital Corporation.

10.8**	Development, Marketing & License Agreement, dated as of August 14, 2001, by and between Intel Corporation and Apache Design Solutions, Inc.

10.9	Amendment No. 1 to Development, Marketing & License Agreement, dated as of March 11, 2011, by and between Intel Corporation and Apache Design Solutions, Inc.

10.10	Lease Agreement, dated as of August 13, 2007, by and between Apache Design Solutions, Inc. and Zanker Investment Group, LLC

10.11	Form of Indemnification Agreement with Executive Officers and Directors

10.12*	Amended and Restated Employment Letter, dated as of , 2011, by and between Apache Design Solutions, Inc. and Andrew T. Yang

10.13*	Amended and Restated Employment Letter, dated as of , 2011, by and between Apache Design Solutions, Inc. and Emily Chang

10.14	Offer Letter, dated as of February 8, 2006, by and between Apache Design Solutions, Inc. and Steven (Craig) Shirley

10.15	Offer Letter, dated as of March 18, 2005, by and between Apache Design Solutions, Inc. and Dian Yang

Exhibit Number	Description

10.16	Salary Raise Letter, dated as of January 1, 2007, by and between Apache Design Solutions, Inc. and Dian Yang

10.17	Offer Letter, dated as of February 19, 2001, by and between Apache Design Solutions, Inc. and Norman Chang

10.18	Salary Raise Letter, dated as of February 1, 2008, by and between Apache Design Solutions, Inc. and Norman Chang

10.19	Offer Letter, dated as of February 5, 2001, by and between Apache Design Solutions, Inc. and Shen Lin

10.20	Salary Raise Letter, dated as of February 1, 2008, by and between Apache Design Solutions, Inc. and Shen Lin

10.21	Offer Letter, dated as of March 1, 2002, by and between Apache Design Solutions, Inc. and Yu Liu

10.22	Salary Raise Letter, dated as of February 1, 2008, by and between Apache Design Solutions, Inc. and Yu Liu

10.23	Offer Letter, dated as of September 11, 2003, by and between Apache Design Solutions, Inc. and Aveek Sarkar

10.24	Letter Agreement, dated as of January 14, 2011, by and between Apache Design Solutions, Inc. and Ping Yang

10.25	Letter Agreement, dated as of January 14, 2011, by and between Apache Design Solutions, Inc. and Lori Holland

10.26	Form of 2010 AE Compensation Policy

10.27	Form of 2010 Sales Compensation Policy

14.1*	Code of business conducts and ethics

21.1	List of Subsidiaries of the Registrant

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included in signature page)

*	To be filed by amendment.
**	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.